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REGISTRANT'S NAME Lenovo Group

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**FORMER NAME

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AUG 1 0 2007
THOMSON FINANCIAL

FILE NO. 82- 03950

FISCAL YEAR 3/31/07

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082-03950

FROM THE WORLD'S BEST ENGINEERS

2-31-07
AR/S



Lenovo Group Limited Annual Report 2006/07

lenovo™
NEW WORLD. NEW THINKING.

CONTENTS

COME THE WORLD'S BEST ENGINEERED PCs














ABOUT LENOVO

Lenovo (HKSE: 992) (ADR: LNVGY) is dedicated to building the world's best-engineered personal computers. Lenovo's business model is built on innovation, operational efficiency and customer satisfaction as well as a focus on investment in emerging markets. Formed by Lenovo Group's acquisition of the former IBM Personal Computing Division in 2005, the company develops, manufactures and markets reliable, high-quality, secure, and easy-to-use technology products and services worldwide. Lenovo has major research centers in Yamato, Japan; Beijing, Shanghai and Shenzhen, China; and Research Triangle Park, North Carolina, the United States; and primary operational hubs in Beijing, Paris, Research Triangle Park and Singapore.



Turnover Analysis by Geography
for the year ended March 31 (US$ million)
2007
38%
21%
28%
13%
14,590
2006
36%
21%
30%
13%
13,276
Greater China
Americas
Europe, Middle East & Africa
Asia Pacific (excluding Greater China)



Turnover Analysis by Product
for the year ended March 31 (US$ million)
2007
53%
4%
42%
1%
14,590
2006
49%
4%
45%
2%
13,276
Notebook computers
Desktop computers
Mobile handsets
Other

FINANCIAL HIGHLIGHTS

For the year ended March 31	**2007 US$ million**	2006 US$ million	Year-on-year Change
Operating Results			
Turnover	**14,590**	13,276	9.9%
Gross profit	**2,037**	1,858	9.6%
Gross profit margin (%)	**14.0**	14.0	-
Operating expenses	**1,850**	1,739	6.4%
Expense-to-revenue ratio (%)	**12.7**	13.1	(0.4 pts)
Pre-tax income	**188**	84	122.0%
Pre-tax income margin (%)	**1.3**	0.6	0.7 pts
Profit attributable to shareholders	**161**	22	625.5%
EPS – basic (US cents)	**1.87**	0.25	641.4%
EPS – diluted (US cents)	**1.84**	0.25	645.0%
Cash and Working Capital			
EBITDA	**414**	382	8.5%
Cash and cash equivalents	**1,064**	1,005	5.8%
Total bank borrowings	**118**	228	(48.3%)
Net cash reserves	**946**	777	21.8%
Cash conversion cycle (day)	**(27)**	(28)	1
Dividend Per Ordinary Share			
Interim dividend (HK cents)	**2.4**	2.4	-
Proposed final dividend (HK cents)	**2.8**	2.8	-
Proposed total dividend (HK cents)	**5.2**	5.2	-

EBITDA*
for the year ended March 31 (US$ million)


2007
414
2006
382
2005
151
2004
144
2003
151

Profit Attributable to Shareholders
for the year ended March 31 (US$ million)


2007
161
2006
22
2005
144
2004
135
2003
130

* Excluding restructuring charges



We explore in every area, in every way to find new solutions for a new world. How else could we invent the ultimate and unrivaled PC user experience? Meeting and exceeding consumer needs now, and well into the future, is where Lenovo people excel with their collective passion for innovation.



When exploring the final frontier, every ounce matters. That's why the Lenovo ThinkPad, one of the lightest and most powerful notebooks you will find, is the only PC currently certified for space flight by the National Aeronautics and Space Administration (NASA) in the United States.

CHAIRMAN'S STATEMENT

It has been two years since Lenovo completed its acquisition of IBM's PC Division. In the past 2006/07 fiscal year, Lenovo started to implement a global action plan to improve efficiency through restructuring and further integration. During the year, Lenovo had a number of accomplishments against its goal to drive profitable growth. In the China PC market, Lenovo reported a record high market share again. We also successfully rolled out our transaction business model in many regions of the world. At the same time, Lenovo strengthened its relationship model for further development. Lenovo's performance in the fourth quarter of the fiscal year clearly demonstrated the effectiveness of our measures to improve our business outside of China.

Lenovo's achievements in the past year have also strengthened our confidence in the successful execution of our strategies in the future. In the coming years, the key growth drivers in the worldwide PC market remain notebook, small- and medium-sized business (SMB), consumer and emerging markets. Lenovo will utilize its proven competitive strengths to forge ahead, based on its two existing strategic directions. We will continue to strengthen our PC business in China and the relationship business that mainly services large enterprises outside of China. At the same time, we will accelerate the roll-out of the transaction model across the globe, focusing on capturing growth opportunities in the SMB, consumer and emerging markets.

Lenovo's outstanding performance in China last year truly reflected the strengths of the dual business model which enables us to effectively address every customer segment. Together with seamless end-to-end integration of product development, marketing, sales, manufacturing and customer service, Lenovo is able to respond promptly to the dynamic market. Lenovo was able to achieve higher-than-market growth for a number of consecutive quarters even under intense market competition, reporting record high market share while maintaining strong profitability. Lenovo's strong advantages – the dual business model, branding and operational efficiency – will ensure our continuous remarkable development in the fast-growing China market, providing support for building our PC business with core competence in every market of the world. In the last year, although Lenovo's mobile handset business faced some challenges in further development, it showed improvement in every operational indicator while maintaining strong profitability.

The slowdown in the large enterprise market outside China limited Lenovo's progress in that area last year. Meanwhile, our sales team smoothly completed the transition of sales support from IBM's sales team, and adopted a more efficient approach which will help us better grow our business with large enterprise customers. At the same time, our expansion into SMB and emerging markets saw encouraging results in the pilot roll-out of the transaction model in India, Hong Kong and Germany. Lenovo will take advantage of these initial successes and leverage our accumulated experience to accelerate the roll-out of the transaction model in other regions of the world to generate more growth. In the past year, Lenovo also introduced consumer PC products in several pilot regions with good market response. We have set up a dedicated consumer team which will actively map out plans to launch PC products and a targeted sales approach that addresses the consumer segment in more regions to capture the opportunities in this growing segment.

In addition to its achievements in business expansion, Lenovo also gained ground in building a worldwide team last year. I am pleased with the quick assimilation of the management team and expect the increasingly integrated Lenovo culture to be the driving force that will help us win in the marketplace.



Lenovo will endeavor to realize all strategic objectives, and bring sustainable long-term returns to shareholders.

Yang Yuanqing
Chairman of the Board

In the past year, the management team's significant efforts to enhance competitiveness and operational excellence began to bear fruit. However, we will constantly face challenges in many ways in the competitive PC market. Looking forward, Lenovo has to actively grow the business under our defined core strategies; at the same time. we must ensure more efficient use of our resources and lower our expense-to-revenue ratio. That will help Lenovo strengthen its market competitiveness, achieve sustainable profitable growth, and ultimately become an outstanding company with sustained high performance.

My expectation for Lenovo's management in the next few years is to focus on expanding the PC business, achieve profitable growth ahead of the market, and explore new growth opportunities in order to lay a solid foundation for our long-term development. Lenovo will endeavor to realize all strategic objectives, and bring sustainable long-term returns to shareholders. Last but not least, I would like to take this opportunity to thank our shareholders, fellow board members, customers and employees for their continuous support of Lenovo.

Yang Yuanqing

Yang Yuanqing
Chairman of the Board
Hong Kong, May 23, 2007

CEO'S REPORT

During the past fiscal year, Lenovo made significant progress against our key business goals while navigating the challenges of a fiercely competitive global PC industry: We widened leadership in the rapidly growing China market, and returned our worldwide business to profitability, all while laying the foundation for further expansion in both emerging and developed markets.

Our path forward is clear: Lenovo must deliver the world's best-engineered PCs, and offer our customers an unrivaled ownership experience, while growing faster and more profitably than the industry as a whole. This is the only way we will generate the attractive returns that you, our shareholders, should expect from your investment.

Our strategy is very clear as well. Lenovo will continue focusing on four vital strategic initiatives to make our company stronger, more agile, more competitive and faster growing:

- **Successful worldwide roll-out of the transaction business model** – During the 2006/07 fiscal year, we extended our highly successful business model from China into India, Hong Kong, Germany, France, U.K. and Italy with very positive initial results.

  This year, we will build upon those positive results by rolling out the transaction model into additional markets such as the U.S., Japan, and certain countries in Africa, the Middle East and Eastern Europe. These actions will position Lenovo to participate more broadly in the fast growing SMB segment of the PC industry.

- **Improving global supply chain cost and delivery** – Over the past year, Lenovo made many changes in our supply chain operations to reduce costs and improve serviceability – a measure of how well we deliver customer orders within specific time targets. As a result, we reduced our overall cost per unit, while notebook and desktop serviceability also improved significantly.

  We are proud of this progress, and our China supply chain performance already is among the best in class. However, we will not be satisfied until Lenovo meets or exceeds industry benchmarks in cost and serviceability across our entire business. We expect continued advancement toward this ultimate goal in the coming year.

- **Turning around the desktop PC business** – In the 2006/07 fiscal year, we completed two ambitious initiatives to simplify and strengthen our desktop business. First, we relocated the worldwide Desktop Business Unit to be closer to our manufacturing operations in Beijing, which reduced overall operating costs. Second, we consolidated all of our desktop products for businesses on a single design platform, which enabled Lenovo to launch very price-competitive new systems, including the new Lenovo 3000 family. Initial market response to these products has been very positive.

  In the 2007/08 fiscal year, this turnaround effort will gain even greater momentum with an aggressively priced new desktop for small businesses, as well as innovative, new offerings that will expand our product portfolio, while targeting attractive market niches for profitable growth.

- **Building the Lenovo brand worldwide** – Last year, we made steady progress in building Lenovo's brand recognition outside of China through high-visibility sponsorships, such as the Olympic Games, the NBA, the Washington Redskins, and football star Ronaldinho. We also executed public relations and creative "viral marketing" campaigns that delivered high returns on investment.

  In the coming year, the Lenovo brand will become even better known, particularly in Europe and Japan, through a major sponsorship of the AT&T Williams Formula One Racing Team and our sponsorship of Tokyo's Yakult Swallows. We have launched a bold, new brand advertising campaign that will assert Lenovo's leadership in building the world's "Best-Engineered PCs."



Our path forward is clear: Lenovo must deliver the world's best-engineered PCs, and offer our customers an unrivaled ownership experience, while growing faster and more profitably than the industry as a whole.

William Amelio
President and Chief Executive Officer

There is no doubt we improved our business performance over the past year, but it's clear that we need to further accelerate our progress to be as profitable and cost efficient as the rest of the industry. To this end, we recently announced a series of competitive measures designed to make faster and more significant progress in "closing the efficiency gap" between Lenovo and the rest of the PC industry.

The savings from our recent restructuring action will be reinvested back into the business, enabling us to continue developing innovative products, improving our supply chain, and building our brand.

Lenovo is close to its "tipping point" of rapid growth and consistent high profitability. It is our intention to combine the right cost competitiveness and efficient delivery capabilities with innovative products in order to generate profitable growth, take market share and reinvest in our business, fueling even more growth.

Thank you for your continued support and confidence in Lenovo.

William Amelio
President and Chief Executive Officer
Hong Kong, May 23, 2007

LENOVO MANAGEMENT TEAM



Yang Yuanqing
Chairman of the Board



William Amelio
President and Chief Executive Officer



Mary Ma
*Senior Vice President and Chief Financial Officer**



Fran O'Sullivan
Senior Vice President, Product Group



Rory Read
Senior Vice President, Operations, and President, The Americas (Acting)



Chen Shaopeng
Senior Vice President and President, Greater China



David Miller
Senior Vice President and President, Asia Pacific



Peter Hortensius
Senior Vice President, Worldwide Product Development and Notebook Business Unit



Liu Zhijun
Senior Vice President, Mobile Handset Business Unit



Milko van Duijl
Senior Vice President and President, EMEA



Christopher Askew
Senior Vice President, Worldwide Services



Lu Yan
Senior Vice President and General Manager, Desktop Business Unit

* *Retired as Chief Financial Officer and appointed Non-Executive Vice Chairman on May 23, 2007.*



Deepak Advani
Senior Vice President and Chief Marketing Officer



He Zhiqiang
Senior Vice President and Chief Technology Officer



Cuong Viet Do
Senior Vice President and Chief Strategy Officer



David Schmoock
Senior Vice President, Center of Excellence



Kenneth DiPietro
Senior Vice President, Human Resources



Steven Bandrowczak
Senior Vice President and Chief Information Officer



James Shaughnessy
Senior Vice President and General Counsel



Gerry Smith
Senior Vice President, Global Supply Chain



Steve Petracca
Vice President and General Manager, Software & Peripherals Business Unit



Wang Xiaoyan
Senior Vice President, Information Services



Robert Cones
Controller and Senior Vice President, Finance



Qiao Song
Senior Vice President and Chief Procurement Officer





It is the relentlessly persistent nature of Lenovo people to create, because an environment that fosters creativity results in surprising innovation – above and beyond expectations. That is how a New World company is built, and the ability to build the world's best-engineered PCs relies on Lenovo people creatively working hand-in-hand, around the world.



Today, ThinkPad can withstand spills up to 60cc's, Lenovo engineers will not be satisfied until they achieve their ideal ThinkPad – one that is completely submersible. But until it is ready, keep your ThinkPad out of the bath.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

In the second year after the acquisition of IBM's personal computer business, Lenovo focused its efforts on taking the necessary steps to grow its business faster than the industry as well as driving its global operational efficiency. The four key initiatives that the management team put forward last year (rolling out the transaction model, improving its global supply chain, enhancing desktop competitiveness, and building its brand) started to bear fruit, which provided a solid foundation for Lenovo's sustained profitable growth.




lenovo

Lenovo has made steady progress in building Lenovo's brand recognition globally through high-visibility sponsorships such as the Olympic Games and the NBA. The Lenovo-designed torch was chosen from among almost 400 competitors for the Beijing 2008 Olympic Torch Relay.

Lenovo had solid achievements during the 2006/07 fiscal year. The Group continued to maintain and grow its number-one market share in China. Lenovo's performance outside of China began to stabilize as the Group both rolled out its transaction model into global markets successfully and strengthened its relationship model. Lenovo also saw improvement in supply chain cost competitiveness, serviceability and efficiency, and progress in its desktop computer business, putting in place initiatives to simplify and strengthen that business. At the same time, the Group's highly visible brand promotion programs and marketing campaigns significantly increased Lenovo brand awareness around the world.

For the fiscal year ended March 31, 2007, Lenovo's consolidated turnover increased 9.9 percent year-on-year to approximately US$14,590 million. (The prior year figure contains only 11 months' contribution from the PC business acquired from IBM.) The gross profit margin for the year was 14.0 percent. With steady improvement in the second half of the fiscal year, the Group's profit before taxation (excluding the cost of strategic restructuring actions), increased significantly by 29 percent to US$200 million. Profit attributable to shareholders totaled US$161 million, up 626 percent from US$22 million in the previous year.

Performance of Geographies

The robust demand for notebook computer and growth in consumer, small business, and emerging markets drove the worldwide PC market shipments to increase 10 percent during the 2006/07 fiscal year. Lenovo's worldwide PC shipments increased 12 percent during the same period. The Group gained 0.1 percentage points in worldwide market share, accounting for approximately 7.3 percent and ranking number three for the year ended March 31, 2007.


ThinkPad X61 Tablet

Greater China

Lenovo Greater China enjoyed strong growth in its PC business, which accounted for 38 percent of Lenovo's overall revenue during the 2006/07 fiscal year. The Group further strengthened its leading position in China by achieving 24 percent year-on-year growth in PC shipments. Lenovo's market share in China reached a new height of 34.6 percent in the 2006/07 fiscal year, representing a gain of 0.7 percentage points over the Group's record made last year.


Turnover Analysis by Geography
for the year ended March 31 (US$ million)
2007
38%
21%
28%
13%
14,590
2006
36%
21%
30%
13%
13,276
Greater China
Americas
Europe, Middle East & Africa
Asia Pacific (excluding Greater China)

Lenovo's continued robust growth in Greater China demonstrated the effectiveness of its dual business model combined with its operational efficiency, which enables the company to respond to market requirements more quickly and to offer a diverse product mix to customers across regions and segments. The Group was able to achieve better-than-industry growth in shipments while at the same time improving its segment operating margin. During the 2006/07 fiscal year, Lenovo further enhanced the capability of its existing channel network and the premium of its brand image, making further inroads in the Greater China market.

During the 2006/07 fiscal year, the Group also further enhanced the relationship model, acquiring new customer accounts and developing more value-added reseller partners to improve its coverage of vertical markets, such as the finance, telecom, and energy sectors.

Americas

Americas accounted for approximately 28 percent of the Group's revenue during the 2006/07 fiscal year. Lenovo's performance in this geography was impacted by weaker enterprise market demand and its relatively low penetration in the higher growth segments, SMB and consumer segments.

Lenovo has taken significant actions to address these challenges by enhancing its sales execution to large enterprise customers during the year. It successfully completed the transition of all sales coverage from IBM in January 2007. Under this new sale coverage model in relationship sales, Lenovo can be more responsive to existing large enterprise customers, while allocating more time and resources to selling to new customers.

To expand its coverage into the SMB segment, Lenovo began rolling out the transaction model in the Americas during the 2006/07 fiscal year. It realigned its sales organization, and successfully expanded its channel network to 2,600 active partners that focus on serving the SMB market. Lenovo's new partnership program was recognized by CMP Technology's *VARBusiness* magazine as one of its five-star partner programs. Lenovo recorded approximately 27 percent unit shipment growth in the first year of deployment of the transaction model in Americas. In the United States, Lenovo penetrated the business retail channel and saw significant increase in shipments to SMB customers in the second half of the fiscal year.

Europe, Middle East and Africa (EMEA)

EMEA contributed approximately 21 percent to the Group's revenue during the 2006/07 fiscal year. The market demand in EMEA was driven primarily by the growth in consumer and small business segments as well as emerging markets throughout the region. Lenovo's overall market share in EMEA was impacted as the Group's presence in high growth segments was very limited in the first half of the fiscal year.

The slower market demand from the large enterprise segment in Western Europe weakened Lenovo's relationship sales during the 2006/07 fiscal year. Still, amid a highly competitive environment, Lenovo was able to achieve improvement on gross margin through a strict focus on margin management.

The roll-out of the transaction model in EMEA helped drive growth of the geography. Lenovo saw share gain in the notebook market of Germany, the first EMEA country to adopt the transaction model. The introduction of the Lenovo 3000 family of desktop and notebook models created a strong foundation for Lenovo to be more competitive in the transaction segments and to better meet the needs of its customers.

Asia Pacific (excluding Greater China)

Asia Pacific (excluding Greater China) accounted for approximately 13 percent of the Group's revenue during the 2006/07 fiscal year. Lenovo's performance in this geography was boosted by strong performance in India and the ASEAN countries but partially offset by negative growth in Japan's PC market.

Lenovo saw growth in relationship sales in all the countries in the geography, except for Japan, where corporate demand was weak. The Group introduced changes in its Japan operation during the 2006/07 fiscal year to improve its selling coverage, and focused on margin management in India to improve profitability.

The roll-out of the transaction model in Asia Pacific has been successful. This was aided by the successful launch of Lenovo 3000 consumer products in India and ASEAN countries as well as the rapid expansion of the channel partner network. During the 2006/07 fiscal year, Lenovo set up a retail network comprising over 1,000 outlets and recruited approximately 4,500 tier-two channel partners in Asia Pacific. These actions contributed to higher-than-market growth in unit shipments for the year.

In India, Lenovo achieved nearly 30 percent growth in PC shipments, higher than market average during the 2006/07 fiscal year. During that same period, Lenovo's brand awareness level in India doubled to over 70 percent.


Lenovo Tianyi F50 notebook

Performance of Product Groups

One of Lenovo's key initiatives during the 2006/07 fiscal year was to expand its product line to better serve the SMB and consumer markets outside of China. At the same time, the Group continued to upgrade its existing product portfolio by featuring cutting edge technologies and working closely with technology partners like Intel and Microsoft to launch the latest products and services. In the 2006/07 fiscal year, Lenovo made significant progress in achieving its objectives to deliver the best-engineered PCs and an unrivaled ownership experience for its customers.

Turnover Analysis by Product
for the year ended March 31 (US$ million)


53%
4%
2007
14,590
42%
1%
49%
4%
2006
13,276
45%
2%
Notebook computers
Desktop computers
Mobile handsets
Other

Notebook Computers

Notebook computers continued to be the largest contributor to the Company's total revenue in the 2006/07 fiscal year, accounting for approximately 53 percent. Lenovo ranked third in the worldwide commercial notebook market. The Group's efforts to expand into SMB and consumer markets outside of China enabled it to achieve a higher-than-market growth in the fourth quarter of the fiscal year. In China, Lenovo continued to be the leading brand and commanded a share of 32.4 percent of the notebook computer market

In China, Lenovo's notebook business reported outstanding year-on-year shipment growth of 52 percent with its tailored features for various customer segments during 2006/07 fiscal year. Tianyi, Lenovo's consumer notebook series in China, continued to receive positive market response with its unique feature "Shuttle Center," which allows its users to easily enjoy various entertainment. The new Tianyi F30 is the world's first notebook to feature face-recognition technology. The Tianyi series also met with good market reception when the Group launched it in India and selected ASEAN countries targeted at consumers. Lenovo demonstrated its edge in the consumer market by collaborating with various partners to launch limited edition notebook computers. The launch of Lenovo notebook computers co-branded with Disney's Winnie the Pooh® and Coca-Cola™ added additional excitement in the market.

ThinkPad continued its track record as the industry-leading notebook by winning numerous industry awards. In 2006/07 fiscal year, Lenovo offered new models across its entire ThinkPad portfolio. These new models featured the latest Intel dual-core processor technologies, integrated wireless WAN and improved designs. ThinkPad's rock-solid image was further enhanced with features like Top Cover Roll Cage and Active Protection System shock-absorbing technologies that protect the structure and internal components of the notebooks. The introduction of a 15.4-inch wide screen model to ThinkPad's best-selling T-series and the new ThinkPad X60 Tablet during the





Top: The launch of Lenovo notebook computer co-branded with Coca-Cola™ added additional excitement in the market.

Bottom: ThinkPad's solid image was enhanced by new features like a Top Cover Roll Cage that protects the structure of the computer and the components inside.

fiscal year won the Group numerous industry accolades. In January 2007, Lenovo started offering ThinkPad notebook models with the new Microsoft Vista™ operating system across all series. ThinkPad's longstanding reputation for high reliability and design quality won the Group top rankings in notebook brand awareness and customer satisfaction in the Corporate IT Buying Behavior and Customer Satisfaction Study by Technology Business Research (TBR) during 2006.

The 2006/07 fiscal year also marked the introduction of the Lenovo 3000 family of notebooks, C, N, and V-Series, targeted primarily at the SMB market. This new product line helped the Group to successfully address the needs of the SMB segment outside of China and grow Lenovo's full-year share growth in this important segment of the market.

Desktop Computers

During the 2006/07 fiscal year, desktop computers accounted for 42 percent of Lenovo's total revenue. Lenovo's share of the worldwide desktop computer market increased by 0.3 percentage points year-on-year to approximately 7.5 percent. Lenovo accounted for 36.3 percent of the desktop computer market in China. The profitability of the Group's desktop business outside China also saw solid improvement.

In the past year, Lenovo completed two initiatives to simplify and strengthen its global desktop computer business. First, the Group relocated the worldwide desktop team to be closer to its manufacturing operations in China. Second, the Group successfully integrated the Lenovo brand and ThinkCentre desktop product lines to simplify the desktop portfolio and unify the product platform. The Group reduced the number of desktop machine models by almost half, significantly reducing manufacturing complexity and cost. In addition, Lenovo expanded its desktop business coverage through the roll-out of transaction model to the SMB market outside of China and consumer markets in selected countries including India, Hong Kong, ASEAN countries, Germany and the United States during the second half of 2006/07 fiscal year.

Lenovo further strengthened its desktop computer offerings for the China market with the introduction of Lenovo Vantage Technology. The technology delivers new user experience in broadband connection, entertainment, system reliability and control to both the consumer and SMB segments. The Group added new features to its Tianjiao and Fengxing consumer series to meet the needs of home entertainments and computer gaming.


Lenovo Kaitian commercial desktop

The ThinkCentre desktop product line continued to show strength among business customers during the 2006/07 fiscal year. Lenovo's ThinkCentre A52 won CNET's "Top 100 Products - Best Business PC #1" award. Lenovo also earned good reviews for A60, the first ThinkCentre built on the AMD platform to expand market coverage.

Mobile Handsets

The Company was successful in meeting the challenges in its Mobile Handset business development while maintaining solid profitability during the 2006/07 fiscal year.

Mobile handsets contributed approximately 4 percent to Lenovo's total revenue during the 2006/07 fiscal year. Lenovo delivered a 28 percent year-on-year increase in its mobile handset shipments, and continued to hold its number four ranking in China's mobile handset market, accounting for approximately 6.5 percent of that market.

The growth of China's mobile handset market during the 2006/07 fiscal year was largely driven by the expansion of the ultra-low price segment as a result of the bundling efforts of telecom service carriers. The relatively low exposure of Lenovo mobile handsets in this segment and the entry of more market players resulted in lower unit shipment growth of Lenovo mobile handsets.

The trend of lower mobile handset pricing in China continued to stimulate the growth of the replacement market. Lenovo took several responsive measures, doubling its marketing efforts to promote its brand image among the mobile handset users. At the same time, it strengthened the product portfolio with award-winning models, such as the Lenovo i717, which won the 2006 IF "Outstanding Design Quality" award.


Lenovo doubled its marketing efforts to promote its brand image among mobile handset users.

FINANCIAL REVIEW

For the year ended March 31	2007 US$'000	2006 US$'000
Sales	**14,590,204**	13,275,751
Earnings before interest, taxation, depreciation, amortization, impairment charge, gain / loss on disposal of available-for-sale financial assets and restructuring costs (EBITDAR)	**414,471**	381,863
Profit attributable to shareholders	**161,138**	22,210
Dividends per ordinary share (HK cents)		
Interim dividend	**2.4**	2.4
Proposed final dividend	**2.8**	2.8
Earnings per share (US cents)		
Basic	**1.87**	0.25
Diluted	**1.84**	0.25

Results

For the year ended March 31, 2007, the Group achieved a turnover of approximately US$14,590 million. Profit attributable to shareholders was approximately US$161 million during the year, representing an increase of US$139 million against US$22 million recorded last year. Basic earnings per share and diluted earnings per share were US1.87 cents and US1.84 cents, representing an increases of US1.62 cents and US1.59 cents respectively as compared to last year.

Segment Results

The Group has adopted geographical segments as the primary reporting format. Geographical turnover included the Americas, EMEA (Europe, Middle East and Africa), Asia Pacific (excluding Greater China), and Greater China.

	2007		2006	
For the year ended March 31	Turnover US$'000	Segment operating results US$'000	Turnover US$'000	Segment operating results US$'000
Americas	**4,119,481**	**(27,538)**	3,961,491	25,314
Europe, Middle East and Africa	**3,056,723**	**25,856**	2,771,157	(45,359)
Asia Pacific (excluding Greater China)	**1,833,243**	**(1,278)**	1,671,538	(11,083)
Greater China	**5,580,757**	**310,056**	4,871,565	279,034
Corporate or unallocated		**(120,619)**		(128,466)
	14,590,204	**186,477**	13,275,751	119,440
Finance income		**26,329**		24,229
Finance costs		**(35,133)**		(51,981)
Impairment of assets		**(8,990)**		(2,921)
Fair value change on warrants		**(171)**		(4,188)
Gain / (loss) on disposal of investments and available-for-sale financial assets		**17,348**		(630)
Share of profits of associated companies and jointly controlled entities		**1,869**		602
Profit before taxation		**187,729**		84,551
Taxation		**(26,591)**		(56,881)
Profit for the year		**161,138**		27,670

Analysis of Operating Expenses

For the year ended March 31, 2007, the Group incurred operating expenditures of approximately US$1,850 million. These expenditures consisted of Selling & Distribution of US$1,115 million, Administrative Expenditures of US$499 million, Research & Development of US$227 million, and Other Operating Expenditures of US$9 million.

Selling & Distribution expenditures increased slightly as compared to last year which is principally attributable to the continued investment the company is making to establish the brand globally.

The company also experienced an increase in Administrative expenditures as compared to last year which was driven by the costs associated with the restructuring actions required to streamline the International operations.

Research & Development spending increased as compared to last year which is a reflection of the continued investment the company is making towards its commitment to deliver the most innovative products in the industry.

For the year ended March 31	**2007** **US$'000**	2006 US$'000
Depreciation expenses and amortization of prepaid lease payments	**73,208**	63,137
Amortization of intangible assets	**105,991**	99,957
Employee benefit costs	**959,425**	846,038
Rental expenses under operating leases	**35,309**	20,163
Restructuring costs (net of reversal of unused provision)	**14,950**	10,419
Excluding amounts included in employee benefit costs	***(3,156)***	*59,165*

Capital Expenditure

The Group incurred capital expenditures of US$243 million during the year ended March 31, 2007, mainly for the acquisition of property, plant and equipment, completion of construction-in-progress and investments in the Group's information technology systems.

Liquidity and Financial Resources

At March 31, 2007, total assets of the Group amounted to US$5,449 million, which was financed by shareholders' funds of US$1,134 million, minority interests of US$1 million, and non-current and current liabilities of US$4,315 million. The current ratio of the Group was 0.87.

The Group had a solid financial position. The Group continued to maintain a strong and steady cash inflow from its operating activities in the last two years after the acquisition of IBM PC business in 2005. The cash from operating activities for March 31, 2006 and 2007 are US$1,083 million and US$538 million respectively. The cash from operation in 2007 are mainly used in the Capex, loan repayment and increase in net cash position.

At March 31, 2007, cash and cash equivalents totaled US$1,064 million, of which 59.1 percent was denominated in US dollars, 20.3 percent in Renminbi, 4.6 percent in Euros, 3.9 percent in Japanese Yen, and 12.1 percent in other currencies.

The group adopts a conservative policy to invest the surplus cash generated in the operation. At March 31, 2007, 65.8% of cash are deposit in banks and 34.2% of cash are investment in liquid money market fund of investment grade.

Although the Group has consistently maintained a very liquid position, banking facilities have nevertheless been put in place for contingency purposes. At March 31, 2007, the Group had a US$400 million 5-Year Revolving and Term Loan Facility with syndicated banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum; and a US$100 million 5-Year Fixed Rate Loan Facility with a policy bank in China. These facilities were utilized to the extent of US$100 million at March 31, 2007.

The Group has also arranged other short-term credit facilities. At March 31, 2007, the Group's total available credit facilities amounted to US$2,502 million, of which US$476 million was in trade lines, US$291 million in short-term and revolving money market facilities and US$1,735 million in forward foreign exchange contracts. At March 31, 2007, the amount drawn down was US$104 million in trade lines, US$896 million being used for the currency forward contracts and US$18 million in short-term bank loans.

At March 31, 2007, the Group's outstanding bank loan represented the term loan of US$100 million and short-term bank loans of US$18 million. When compared with total equity of US$1,134 million, the Group's gearing ratio was further reduced to 0.11 from 0.22 previous year. The net cash position of the Group at March 31, 2007 is US$946 million.

The net cash position of the Group as at March 31, 2006 and 2007:

	2007 **US$ million**	2006 US$ million
Cash	**1,064**	1,005
Less: Bank loans	**118**	228
Net cash position	**946**	777

The Group adopts a consistent hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. At March 31, 2007, the Group had commitments in respect of outstanding foreign exchange forward contracts amounting to US$896 million.

The Group's foreign exchange forward contracts are either used to hedge a percentage of future intercompany transactions which are highly probable, or used as fair value hedges for the identified assets and liabilities. Any gain or loss on these contracts is at least offset by movements in the value of the underlying transactions or change in fair value of the identified assets or liabilities.

The Group, for the acquisition of IBM PC business, issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Company or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares, and warrants at March 31, 2007 amounted to approximately US$318 million, US$11 million and US$35 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities as at March 31, 2007.

Human Resources

At March 31, 2007, the Group had a total of approximately 25,100 employees, 19,300 of whom were employed on the Chinese mainland, 2,000 in the U.S. and 3,800 in other countries. Details of the remuneration of employees are set out in Note 11 to the financial statements.

The Group's remuneration policies, bonus, share options schemes and long-term incentive program, designed to adjust total remuneration according to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

FUTURE PROSPECTS

Lenovo's aspiration is to grow faster and more profitably than the industry by providing the best–engineered PCs and unequaled ownership experience for its customers. This aspiration reflects the Group's beliefs that growth is critical and delivering unequaled customer experience is the basis on which Lenovo differentiates itself against the competition.

To realize this aspiration, Lenovo is pursuing a strategy that builds upon its strengths and pursues market opportunities where it believes it can win. Lenovo formulated its strategy through an examination of its capabilities and where it can capture market opportunities. Over the next few years, the main growth drivers in the worldwide PC market are expected to be the notebook, SMB, consumers and emerging markets, particularly China.

In the 2007/08 fiscal year, the Group will continue to focus on driving global operational excellence. It will continue to leverage its leadership position and proven competitive strengths in China, and in the large enterprise customer segment outside of China. At the same time, it will drive new growth by expanding its product portfolio and moving more quickly and more deeply into the SMB and consumer segments outside of China as well as other emerging markets.


Worldwide PC Client Shipments
by Form Factor, 2006-2011
Unit ('000)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2006
2007
2008
2009
2010
2011
Notebook
Desktop
Source: IDC Worldwide Quarterly PC Tracker, June 2007


Worldwide PC Client Shipments
by Segment, 2006-2011
Unit ('000)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2006
2007
2008
2009
2010
2011
Consumer
Small Business
(1-99 employees)
Medium Business
(100-499 employees)
Large Business
(>500 employees)
Education/Government
Source: IDC Worldwide Quarterly PC Tracker, June 2007

Implement Key Strategic Initiatives

Lenovo's strategy requires that all parts of the organization work together to achieve a collective goal. This is accomplished by aligning the entire company behind core strategic initiatives aimed at implementing key elements of our strategy. Lenovo has made significant progress against the four strategic initiatives that management put forward in 2006/07 fiscal year to address immediate needs. They have provided a solid start in transforming Lenovo into a more competitive player in the worldwide PC market. However, there is more to be done on the following areas during the 2007/08 fiscal year.

Roll-out of the Transaction Model Worldwide

The transaction business model is the hallmark of Lenovo's success in China and, during the past year, it has successfully introduced into a number of pilot countries internationally, most notably, India, Hong Kong and Germany. The Group's disciplined execution of the transaction model roll-out enabled Lenovo to grow the business in these countries faster than the market and provided the basis for Lenovo to reach the fast-growing segment of SMB customers who historically were underserved by the Group.

Transaction model sales accounted for approximately 32 percent of Lenovo's PC sales outside of Greater China in 2006/07 fiscal year. Despite the initial success of the roll-out, the overall impact is small since the transaction model was applied only in China and a small number of other countries. Lenovo's challenge in the 2007/08 fiscal year is to expand the roll-out of the transaction model to additional countries in Europe (including Eastern Europe), and to complete the roll-out in the United States. It also plans to introduce the transaction model to Japan and Latin America during the year. These actions will position Lenovo to participate more broadly in the higher growth segments in those countries.

Lenovo PC Revenue (excluding Greater China) by Business Model
for the year ended March 31, 2007


32%
68%
Relationship sales
Transaction sales

Expand Relationship Model

At the same time, the Group is also very focused on relationship customers, who provide the foundation of Lenovo's business outside of China. Large enterprise and public sector customers are among the most demanding PC users and require reliable PCs like Lenovo's award-winning ThinkPad and ThinkCentre computers that can help them to realize lower total cost of ownership. Lenovo will continue to invest in innovative products and services to win additional customers and capture a larger share of the opportunity available with the existing relationship customers.

Serving the relationship customers has been a core Lenovo strength, but the Group needs to continue to build on that strength for future growth. With the completion of the phased transition of global sales support from IBM's sales team to Lenovo's sales team in January 2007, Lenovo has now taken full responsibility for customer relationships with its PC sales. Looking forward, Lenovo will focus on re-establishing closer ties to its customers and exploring opportunities to grow this business and its profitability further while Lenovo will remain IBM's preferred PC provider.

Improve Global Supply Chain

Lenovo's supply chain in China has been running very efficiently and plays an important role in the back end to drive growth. Lenovo made significant progress in the 2006/07 fiscal year to optimize its supply chain cost and serviceability levels outside of China. As a result, the Group achieved approximately 30 percent improvement on its serviceability levels of PCs shipped outside of China and solid improvement on end-to-end supply chain cost per box.

Lenovo has brought on board industry experts and introduced operating processes to reduce supply chain cost by driving manufacturing optimization, to improve the management of materials and service parts, and to enhance procurement and supplier relationships. The team has embarked on a series of actions to reduce product complexity, manage parts availability, and improve logistics performance, which the Group believes will further enhance service time and cost in the 2007/08 fiscal year. The migration to a new strategic IT platform will also benefit the overall operation and cost of Lenovo's supply chain.

Enhance Desktop Competitiveness

The successful integration of the desktop business will continue to help drive improvement of Lenovo's desktop business. The Group will further integrate its product line, and simplify its operations to reduce cost. Further improvement on the end-to-end supply chain will also benefit desktop business.

At the same time, Lenovo will ensure the competitiveness of its desktop offerings with quick time-to-market in applying new technology in its products. It will leverage the launch of Microsoft's Vista™ operation system to drive growth, particularly for the consumer market.

Extend Notebook Leadership

The adoption of mobile computing by consumers and the SMB market, greater availability of wireless connectivity and attractive designs, including widescreens, continues to drive the growth of the notebook market around the world. The China PC market is also expected to see strong growth in notebook adoption in the next few years. Lenovo will leverage its strong notebook leadership to capture the growth in this area.

INNOVATION THROUGH DESIGN

The Olympic Torch, long a symbol of inspiration to the world, is now a beacon of Lenovo's technological and design innovation.


Beijing 2008

Lenovo will continue to deliver its value proposition of total cost of ownership through ThinkPad's design and quality innovations as well as its ThinkVantage Technologies. Its ThinkPad Tablet is also a strong growth driver. The launch of the Lenovo 3000 notebook computer has gained traction among the consumer and SMB segments for whom it was designed. The Group will leverage its award-winning notebooks for those markets in China to further expand its dominant position there and grow the Lenovo 3000 notebook family outside of China.

Building the Brand Worldwide

Lenovo's carefully phased global branding plan has built momentum, making Lenovo a well-known and trusted brand while it supports the already strong Think brand family. Its branding strategic initiatives aim to communicate its value proposition through a variety of tactics ranging from sponsorships to public relations to advertising. In the 2007/08 fiscal year, Lenovo will further boost its brand awareness through a new brand advertising campaign and more high visibility sponsorship activities.

Following the 500-day countdown to the Beijing Olympics that began in March 2006, Lenovo, as a worldwide sponsor, will further strengthen the bond between the Olympic Games and Lenovo with advertising and marketing campaigns throughout the country. Lenovo also become the worldwide sponsor of the Olympic Torch Relay in late April 2007. The Lenovo-designed torch, the "Cloud of Promise" was chosen from among almost 400 competitor themes and will be carried by torchbearers in 20 countries around the world preceding the Beijing 2008 Olympic Games.

In addition to the Olympics, Lenovo will continue to leverage its alliance with the National Basketball Association (NBA), the AT&T Williams Formula One racing team, and other prominent international sports teams to increase visibility.

Drive New Growth Opportunities

Driving revenue growth is critical for Lenovo to win in the PC industry. In addition to the above strategic initiatives aimed at addressing immediate needs. Lenovo also has plans to expand its product offerings to fuel more growth.




RBS
lenovo

Lenovo's superior PC technology will be used by the AT&T Williams Team competing in the Formula One World Championship.

Consumer PC

The consumer market is a critical area for growth in the worldwide PC industry. Lenovo's leadership position in the Chinese consumer market is well established. It has seen success in applying its consumer model in India and ASEAN countries and now plans to leverage that knowledge base globally.

A new business unit was created in March 2007 to position Lenovo to be the fastest-moving, most efficient consumer organization possible. In the 2007/08 fiscal year, Lenovo will develop consumer sales channels in its targeted markets, adopt consumer offerings to suit customer requirements and ensure an efficient back-end operation for swift response-to-market on a global basis.

Lenovo Services

The Lenovo Services business unit was set up in August 2006 to unite all aspects of customer service globally. Customer satisfaction is a key goal for Lenovo, and this new unit deepens the commitment to delighting customers with every services engagement, while driving down the warranty cost and growing sales of extended warranties.

Software & Peripherals

Lenovo's Software & Peripherals business unit helps enhance the customer experience and their ability to use computing tools. By increasing the attach rates of software and peripherals, Lenovo can realize higher revenue and profitability. Lenovo will continue to optimize its portfolio of offerings and expand its routes to market. It will drive additional growth in the 2007/08 fiscal year from initiatives in China and point-of-sale upgrades with business partners and direct customers.

Mobile Handsets

Lenovo will focus on the mid- to high-price bands with improvement on product competitiveness to drive growth and profitability during the 2007/08 fiscal year. To complement these efforts, Lenovo will increase control of channels and increase its brand premium with marketing efforts.

Lenovo's mobile handset business will continue to improve its operational efficiency with specific efforts to improve time-to-market in product development and demand/supply planning. It will continue its efforts to prepare 3G handset products and research new technology such as mobile TV to pave the way for near-term development.

Workstations & Servers

In addition to PCs and mobile handsets, Lenovo plans to participate more fully in adjacent product categories – including workstations and servers. Workstations represent an adjacent space that Lenovo can successfully pursue by leveraging its core PC strengths. Lenovo has a mid-size server business in China, and the Group plans to pursue options to increase its position as well as participate in the global server market.

Increase Global Operational Efficiency

As Lenovo operates in an intensely competitive global marketplace, it needs to continue to grow and make additional efforts to address its expense-to-revenue ratio in order to remain competitive. The restructuring actions that Lenovo took in March 2006 were completed according to plan and have delivered significant traction. The Group announced in April 2007 further actions which are the result of a thorough analysis of both Lenovo's global operations and current PC market conditions. These actions will streamline processes and consolidate Lenovo's expertise across the globe, enabling the Group to re-direct savings to meet customer needs more efficiently and operate more competitively.

Lenovo has designed the above key strategic initiatives to achieving its aspiration to grow faster and more profitably. However, the most crucial piece of its overall strategic plan is its employees. Lenovo takes pride in the diversity of backgrounds, cultures, company legacies and experience its employees bring to the Group. Celebrating and capitalizing on these very differences and similarities helps build a solid foundation for Lenovo to grow. The Group will create a more conducive and productive environment to work in, driving a closer connection between corporate cultures, competitive advantages and winning.

In the past nine months, Lenovo increased the emphasis on building the capabilities of the organization and its people in line with the Group's strategic initiatives. It carried out a number of strategic hires that significantly strengthened various functions. The Group also put in place a new employee orientation process designed to enable "Day One" productivity. To ensure consistent improvement of its employees, Lenovo also introduced new processes for assessing structure and talents of business units, leadership development and the 360-degree assessment for senior executives. In an effort to build an integrated and winning culture, Lenovo conducted a worldwide culture audit so that it can build a worldwide organizational culture that emphasizes existing positive aspects.

Lenovo knows no strategy can be executed without talented people and a culture that engages their teams. The Group believes implementing its strategic initiatives by a winning team will deliver outstanding business performance.







Lenovo people deliver, and we are not satisfied until we do so for our customers, our shareholders, and those who support us. Therefore, along with creating and delivering the world's best-engineered PCs, we are also streamlining operational processes and aligning Lenovo expertise and resources globally to make us more efficient and competitive – and ultimately, more profitable. This approach and commitment is critical to Lenovo growing faster and more profitably than the PC industry.



To deliver superior wireless access technology means that the world can become your office – wherever you may find yourself. So, in our quest to advance Wi-Fi technology, the Lenovo 3000 V100 with 802.11n Wi-Fi now provides the fastest way to connect.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE PRACTICES

The Company is committed to attaining and upholding high standard of corporate governance and maintains sound and well-established corporate governance practices in order to protect the interests of shareholders, customers and staff. The Company abides strictly by the laws and regulations of the jurisdictions where it operates, and observes the guidelines and rules issued by regulatory authorities. It also keeps its corporate governance system under constant review to ensure that it is in line with international and local best practices.

Code on Corporate Governance Practices

During the year, the Company has complied with all the code provisions in the Code on Corporate Governance Practices (the "CG Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except for the deviation under Code A.4.1 which is explained below.

Code A.4.1 of the CG Code stipulates that non-executive directors should be appointed for a specific term. Non-executive directors of the Company do not have a specific term of appointment. However, non-executive directors are subject to the requirement to retire by rotation at annual general meetings under the Company's Articles of Association accomplishing the same purpose as a specific term of appointment.

The Company has met the recommended best practices under the CG Code in various areas of its corporate governance practices. In particular, the Company has published quarterly financial results and business review within 45 days after the end of the relevant quarter in addition to the interim results and annual results. The information disclosed in quarterly financial results enables the shareholders to assess the performance, financial position and prospects of the Company. The quarterly financial results were prepared using the same accounting policies applied to the annual accounts.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 to the Listing Rules to govern the directors' securities transactions. In response to a specific request, all the directors of the Company have confirmed their compliance with the required standard during the year. The Company has also adopted its own Trading in Securities Policy which is on terms no less exacting than the required standard as set out in the Model Code. This policy also applies to designated senior management of the Company.

BOARD OF DIRECTORS

The board of directors (the "Board") is responsible for steering the success of the Company by overseeing the overall strategy and directing and supervising its affairs in a responsible and effective manner, whilst management is responsible for the day-to-day operations of the Group under the leadership of the Chief Executive Officer. The Board has formulated a clear written policy, which stipulate the circumstances under which the management should report to and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Group. The Board will regularly review this policy. The Board has reserved for its decision or consideration matters covering annual budget, major capital and equity transactions, major disposals and acquisitions, connected transactions, recommendation on appointment or reappointment of auditors and other significant operational and financial matters. Each director has a duty to act in good faith in the best interests of the Company.

The Board is responsible for the preparation of financial statements for each financial year which gives a true and fair view of the state of affairs of the Group on a going concern basis while the external auditors' responsibilities to shareholders are set out in the Independent Auditor's Report on page 74 of this annual report.

During the year, there were twelve Board members, of whom three are executive directors, five are non-executive directors and four are independent non-executive directors. The biographies and responsibilities of directors and senior management are set out on pages 58 to 61 of this annual report. Mr. Wong Wai Ming and Mr. John W. Barter III, both independent non-executive directors of the Company during the year, have the appropriate professional qualifications, or accounting or related financial management expertise as required under the Listing Rules. On May 23, 2007, Ms. Ma Xuezheng has been re-designated from an executive director to a non-executive director of the Company while Mr. Wong Wai Ming has resigned as an independent non-executive director of the Company. Accordingly, as at the date of this report, there are eleven Board members, of whom two are executive directors, six are non-executive directors and three are independent non-executive directors.

Mr. Liu Chuanzhi and Mr. Zhu Linan, non-executive directors, also serve on the board of directors of Legend Holdings Limited, the controlling shareholder of the Company. Three non-executive directors, namely Mr. James G. Coulter, Mr. William O. Grabe and Mr. Shan Weijian are nominated by TPG (now known as TPG Capital), General Atlantic Group and Newbridge Capital Group (recently integrated with TPG Capital) respectively pursuant to an Investment Agreement dated March 30, 2005, details of which were disclosed in the Company's circular dated April 20, 2005, and have appointed respective alternate directors. Mr. James G. Coulter, Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Shan Weijian and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian) are business related persons based on the historic relationship between their respective organizations and the integration of TPG Capital and Newbridge Capital Group. Mr. John W. Barter III, an independent non-executive director, is a limited partner co-investor in an investment fund company managed by the General Atlantic Group of which Mr. William O. Grabe, a non-executive director and Mr. Vince Feng (alternate director to Mr. William O. Grabe) are Managing Directors. Save for the relationships mentioned above and in the biography of directors set out on pages 58 to 59 of this annual report, no director has any relationship (including financial, business, family or other material/relevant relationship) with any other directors of the Company. It is expressly provided in the Company's Articles of Association that, unless otherwise permissible in the Articles of Association, a director shall not vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he/she is materially interested nor shall he/she be counted in the quorum present at the meeting.

Each of the independent non-executive directors has made a confirmation of independence pursuant to rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive directors meet the independence guidelines set out in rule 3.13 of the Listing Rules and are independent in accordance with the terms of the guidelines.

The positions of the Chairman of the Board and Chief Executive Officer are held by separate individuals to ensure a segregation of duties in order that a balance of power and authority is achieved.

The Board meets at least quarterly to review the financial performance of the Group, the overall group strategy, and the operations. The Board also held an extra meeting to discuss the strategy during the year. Board meetings are scheduled two years in advance to facilitate maximum attendance of directors. The meeting agenda is set by the Chairman in consultation with members of the Board. At least 30 days notice of regular Board meeting was given to all members of the Board. For regular Board meetings, directors receive an agenda with supporting Board papers seven days before the meeting and documents with updated financial figures three days prior to the meeting. For other Board meetings, directors are given as much notice as is reasonable and practicable in the circumstances. Minutes of Board meetings are circulated to all members of the Board for comment and are open for inspection by any director.

On a bimonthly basis, management provided updates of the financial performance to all members of the Board. In addition, in order to enhance the understanding of the Group's operation, during the year the Company arranged for non-executive directors a tour to visit the Company's principal notebook manufacturing plant in China, and the new executive offices in North Carolina, US.

All directors have direct access to the General Counsel and Company Secretary of the Company who are responsible for advising the Board on corporate governance and compliance issues. Written procedures are also in place for directors to seek, at the Company's expenses, independent professional advice in performing their directors' duties. No request was made by any director for such advice during the year. The Company has arranged for appropriate liability insurance to indemnify the directors for any liabilities arising from corporate activities. The insurance coverage is reviewed on an annual basis.

The following chart sets out the Company's corporate governance framework:


Governance Committee
Board of Directors
Strategy Committee
Audit Committee
Compensation Committee
Management

Board Committees

The Board has established four board committees ("Board Committees") with defined terms of reference (available upon written request to the Company Secretary); they are Audit Committee, Compensation Committee, Strategy Committee and Governance Committee. The terms of reference of the Audit Committee and the Compensation Committee are on no less exacting terms than those set out in the CG Code. Should the need arise, the Board will authorize an independent board committee comprising all the independent non-executive directors to review, approve and monitor connected transactions (including the continuing connected transactions) that should be approved by the Board. Minutes of meetings are circulated to members of the relevant Board Committee for comment and are open for inspection by any director. The following lists out the membership, responsibilities and the summary of work that each Board Committee performed on behalf of the Board during the financial year:

Membership of Audit Committee (defined as "Committee" in this section)

All Committee members are non-executive directors and the majority including the Committee Chairman is independent non-executive directors. The current members are Mr. John W. Barter III (Committee Chairman), Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. Shan Weijian. The Committee members possess diversified industry experience and the Chairman has the accounting or related financial management expertise.

Responsibilities and summary of work

The Committee is responsible for assisting the Board in providing an independent review of the financial statements and internal control system. It acts in an advisory capacity and makes recommendations to the Board. The Committee met with external auditors and management of the finance and internal audit functions of the Company at least four times a year at quarterly interval and is authorized to obtain outside independent professional advice to support its function.

The Committee met 4 times during the year and has reviewed and/or approved items including:

- The accounting principles and practices adopted by the Group
- The financial reporting matters including the quarterly, interim and annual financial statements, announcements, interim report and annual report before submission to the Board for approval
- The internal controls of the Group
- 2006/07 audit plan of the Group
- Recommendation on policy on engagement of external auditors for non audit services
- The continuing connected transactions of the Group
- Recommendation on re-appointment of external auditors

Membership of Compensation Committee (defined as "Committee" in this section)

All Committee members are non-executive directors and the majority are independent non-executive directors. The current members are Mr. William O. Grabe (Committee Chairman), Professor Woo Chia-Wei and Mr. Ting Lee Sen.

Responsibilities and summary of work

The Committee is responsible for considering and recommending to the Board the Company's remuneration policy, including its long-term incentive policy. It is also responsible for the determination of the remuneration level and package paid to the Chairman of the Board, Chief Executive Officer and other directors and senior management. The Committee is authorized to obtain outside independent professional advice to support its function.

In the financial year ended March 31, 2007, the Committee held 6 meetings. The attendance record is set forth on page 37 of this annual report. During the year, and up to the report date, the Committee undertook the following activities:

- Consideration of and recommendations to shareholders on the service contracts for the Chairman of the Board and Chief Financial Officer
- Review of the remuneration policy and levels for executive directors and senior management
- Review of and recommendations to the Board concerning the Long-Term Incentive Program, and awards made under this plan in 2006
- Engagement of an independent consultant to make recommendations to the Board on the remuneration policy for non-executive directors
- Review of and recommendations to the Board concerning the Long-Term Incentive Program, and the linkage of long-term incentive award levels with Company performance
- Review of and recommendations to the Board concerning the Performance Bonus Program, and the linkage to Company, performance group and individual performance

No director or any of his associates has been involved in deciding his own remuneration

Membership of Strategy Committee (defined as "Committee" in this section)

The Committee currently comprises Mr. Yang Yuanqing (Committee Chairman), Mr. William J. Amelio, Mr. Liu Chuanzhi, Mr. James G. Coulter, Mr. William O. Grabe and Board observer Mr. Robert W. Moffat, Jr..

Responsibilities and summary of work

The Committee is responsible for assisting the Board in determining the vision, the long-term strategy and intermediate targets for the Company and reviewing the annual targets of the Company. The Committee is also responsible for the assessment of the performance of the Chairman of the Board and the Chief Executive Officer and making proposals to the Compensation Committee.

The Committee met three times during the year to review the business performance and business strategy of the Group.

Membership of Governance Committee (defined as "Committee" in this section)
The Committee currently comprises Mr. Yang Yuanqing (Committee Chairman), Mr. Liu Chuanzhi and Mr. James G. Coulter.
Responsibilities and summary of work
The Committee is to assist the Board in overseeing Board organization and senior management succession planning, developing its corporate governance principles and determining Board evaluation criteria and process. During the year, the Committee met once. It made recommendations relating to senior management succession and Board composition.

The composition of the Board and attendance of individual directors at meetings of the Board and Board Committees during the financial year are as follows:

	Attendance/Number of Meetings Obligated to Attend				
Directors	**Board (Total no.: 5)**	**Audit Committee (Total no.: 4)**	**Compensation Committee (Total no.: 6)**	**Governance Committee (Total no.: 1)**	**Strategy Committee (Total no.: 3)**
Executive directors					
Mr. Yang Yuanqing (Chairman)	5/5			1/1	3/3
Mr. William J. Amelio (CEO)	5/5				3/3
Ms. Ma Xuezheng (CFO)[1]	5/5				
Non-executive directors					
Mr. Liu Chuanzhi	5/5			1/1	3/3
Mr. Zhu Linan	5/5				
Mr. James. G. Coulter	5/5 *(Note i)*			1/1	3/3 *(Note iv)*
Mr. William O. Grabe	5/5 *(Note ii)*		6/6		3/3 *(Note v)*
Mr. Shan Weijian	4/5 *(Note iii)*	3/4 *(Note iii)*			
Independent non-executive directors					
Mr. Wong Wai Ming[2]	5/5	4/4	6/6		
Professor Woo Chia-Wei	5/5	4/4	6/6		
Mr. Ting Lee Sen[3]	5/5	4/4			
Mr. John W. Barter III	5/5	4/4			

Notes:

i Two out of total attendance were attended by Mr. Coulter's alternate director, Mr. Justin T. Chang.
ii Two out of total attendance were attended by Mr. Grabe's alternate director, Mr. Vince Feng.
iii One out of total attendance was attended by Mr. Shan's alternate director, Mr. Daniel A. Carroll.
iv One out of total attendance was attended by Mr. Coulter's alternate director, Mr. Justin T. Chang.
v One out of total attendance was attended by Mr. Grabe's alternate director, Mr. Vince Feng.

Legend:

1. Ceased to be an executive director and re-designated as a non-executive director on May 23, 2007.
2. Resigned as an independent non-executive director on May 23, 2007 and ceased to be a member of both Audit Committee and Compensation Committee.
3. Appointed as a member of Compensation Committee on May 23, 2007.

REMUNERATION POLICY

Lenovo recognizes the importance of attracting and retaining top-caliber talent and is strongly committed to effective corporate governance. Consistent with this philosophy, the Company has a formal, transparent and performance-driven remuneration policy covering its directors and senior management.

Lenovo's remuneration policy for its directors and senior management is to ensure that remuneration is aligned to support the Company's strategy, attract and retain top talent, reinforce the Company's performance driven culture, and reflects the market practices of other leading international and IT-focused enterprises, with particular focus on those who compete in the PC sector.

Non-Executive Directors

To ensure that non-executive directors are appropriately remunerated, in 2006 the Compensation Committee engaged an independent international compensation consulting firm who conducted an analysis of the compensation package of non-executive directors and recommended to the Board a change to the composition of the annual long term incentive award provided to non-executive directors from 100% Share Appreciation Rights to 50% Share Appreciation Rights and 50% Restricted Share Units.

In making its recommendations, which were subsequently approved by the Board (comprising only executive directors) and shareholders of the Company in August 2006, the firm also reviewed other relevant factors such as the time commitment, workload, job requirements and responsibilities of the non-executive directors and compared with those of the peers companies and general industry.

The remuneration of non-executive Directors is comprised of an annual cash retainer equal to US$40,000 (approximately HK$312,000) and an annual award of Stock Appreciation Rights (SARs) and Restricted Stock Units (RSUs) which can be settled in either Lenovo shares or their cash equivalent upon exercise. SARs and RSUs are subject to a three-year vesting period and are otherwise subject to the same terms and conditions of the SAR and RSU schemes described below.

The Chairman of the Audit Committee also receives an additional cash retainer equal to US$10,000 (approximately HK$78,000). The Chairman of the Compensation Committee receives an additional cash retainer of US$5,000 (approximately HK$39,000).

Details of the remuneration of the non-executive directors are included in note 12. SAR and RSU awards outstanding for non-executive directors as of March 31, 2007 under this scheme are presented below.

Chairman, Executive Directors and Senior Management

To ensure that Lenovo's remuneration reflects the policy principles described above, the Compensation Committee considers a number of relevant factors including: salaries and total remuneration paid by comparable companies, job responsibilities and scope, employment conditions elsewhere in the Company, location and market practices, Company business performance and individual performance.

Lenovo's remuneration structure for its employees, including the Chairman of the Board, executive directors and senior management, is comprised of base salaries and allowances, performance bonus, long-term incentives, retirement benefits, and benefits in kind. These components are described in more detail below.

Fixed Compensation

Fixed compensation includes base salary, allowances and benefits-in-kind (e.g. medical, dental and life insurance, etc.). Base salary and allowances are set and reviewed annually for each position, reflecting competitive market positioning for comparable positions, market practices, as well as the Company's performance and individual contribution to the business. Allowances are also provided to facilitate temporary and permanent staff relocations. Benefits-in-kind are reviewed regularly taking into consideration relevant industry and local market practices.

Performance Bonus

Executive directors, including the Chairman of the Board and Chief Executive Officer, as well as senior management and selected employees of the Company are eligible to receive a performance bonus payable in cash. The amounts paid under the plan are based on the performance of the Company and its subsidiaries, performance units and/or geographies as appropriate, as well as the performance of the individual.

Long-Term Incentive Program

The Company operates a Long-Term Incentive Program ("LTI Program") which was approved by the Company on May 26, 2005. The purpose of the LTI Program is to attract, retain, reward and motivate executive and non-executive directors, senior management and selected top-performing employees of the Company and its subsidiaries.

Under the LTI Program, the Company maintains three types of equity-based compensation vehicles: (i) share appreciation rights, (ii) restricted share units, and (iii) performance share units. These vehicles are described in more detail below. While the Company discontinued use of performance share units, it continues to honor grants awarded in 2005. The Company continues to use at its discretion, share appreciation rights and restricted share units.

(i) Share Appreciation Rights ("SARs")

SARs entitle the holder to receive the appreciation in value of the Company's share price above a predetermined level. SARs are typically subject to a vesting schedule of up to four years.

(ii) *Restricted Share Units ("RSUs")*
RSUs are equivalent to the value of one ordinary share of the Company. Once vested, RSUs are converted to an ordinary share, or its cash equivalent. RSUs are typically subject to a vesting schedule of up to four years. Dividends are typically not paid on RSUs.

(iii) *Performance Share Units ("PSUs")*
PSUs are assigned a value equal to a number of the Company's ordinary shares based on the Company's performance against pre-determined targets over a three-year period. The equivalent number of Company shares for each PSU can range from 0 to 2, depending on the Company's performance. PSUs typically vest in full at the end of the three-year performance period. Dividends are typically not paid on PSUs.

The Company reserves the right, at its discretion, to pay any awards under the LTI Program in cash or ordinary shares. The Company has created and funded a trust to pay shares to eligible recipients. In the case of SARs, awards are due after exercise by the recipient. In the case of RSUs, awards are due after the employee satisfies any vesting conditions.

The number of units that are awarded under the plan is set and reviewed annually, reflecting competitive market positioning, market practices, especially those among Lenovo's competitors, as well as the Company's performance and an individual's actual and expected contribution to the business. In certain circumstances, awards under the LTI Program may be made to support the attraction of new hires. Award levels and mix may vary.

During the year, executive directors and senior management received an annual award comprised of SARs and RSUs.

Awards outstanding for executive and non-executive directors as of March 31, 2007 under the LTI Program are presented below.

Share Option Scheme

The Company operates two share option schemes, the "New Option Scheme" and the "Old Option Scheme". Details of the programs are set out in the Directors' Report on pages 54 and 55. Options outstanding for executive and non-executive directors as of March 31, 2007 under these schemes are presented in the Directors' Report on page 56.

No options were granted under these Schemes during the year.

Retirement Benefits

The Company operates a number of retirement schemes for its employees, including executive directors and senior management. These schemes are reviewed regularly and intended to deliver benefit levels that are consistent with local market practices. Details of the programs are set out in the Directors' Report on pages 65 to 67.

Long-Term Incentive Awards

The total number of awards of the members of the Board, including the Chairman of the Board and Chief Executive Officer, under the LTI Program as at March 31, 2007 is set out below.

Name	Award type	Year of award	Effective price (HK$)	Number of units					Maximum number of shares subject to conditions	Vesting period (MM.DD.YYYY)
				As at April 1, 2006 (unvested)	Awarded during the year	Vested during the year	As at March 31, 2007 (unvested)	Total outstanding as at March 31, 2007		
Executive Directors										
Mr. Yang Yuanqing	SAR	2005	2.42	6,362,756	-	1,590,700	4,772,056	6,362,756	6,362,756	05.01.2006 to 05.01.2009
	RSU	2005	2.42	928,795	-	232,200	696,595	696,595	696,595	05.01.2006 to 05.01.2009
	PSU	2005	2.42	928,795	-	-	928,795	928,795	1,857,590	*Note 1*
	SAR	2006	2.35	-	13,385,665	-	13,385,665	13,385,665	13,385,665	06.01.2007 to 06.01.2010
	RSU	2006	2.35	-	2,974,593	-	2,974,593	2,974,593	2,974,593	06.01.2007 to 06.01.2010
Mr. William J. Amelio	RSU	2006	3.10	-	10,013,000	-	10,013,000	10,013,000	10,013,000	01.01.2009
	SAR	2006	2.35	-	17,831,489	-	17,831,489	17,831,489	17,831,489	06.01.2007 to 06.01.2010
	RSU	2006	2.35	-	3,962,553	-	3,962,553	3,962,553	3,962,553	06.01.2007 to 06.01.2010
Ms. Ma Xuezheng	SAR	2005	2.42	2,081,500	-	520,375	1,561,125	2,081,500	2,081,500	05.01.2006 to 05.01.2009
	RSU	2005	2.42	303,900	-	75,975	227,925	227,925	227,925	05.01.2006 to 05.01.2009
	PSU	2005	2.42	303,900	-	-	303,900	303,900	607,800	*Note 1*
	SAR	2006	2.35	-	4,109,895	-	4,109,895	4,109,895	4,109,895	06.01.2007 to 06.01.2010
	RSU	2006	2.35	-	1,369,965	-	1,369,965	1,369,965	1,369,965	06.01.2007 to 06.01.2010
Non-Executive Directors										
Mr. Liu Chuanzhi	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
Mr. Zhu Linan	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
Mr. James G. Coulter	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
Mr. William O. Grabe	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
	RSU	2007	2.56	-	34,102	34,102	-	-	-	*Note 2*
	RSU	2007	3.08	-	28,344	28,344	-	-	-	*Note 2*
	RSU	2007	3.38	-	25,828	25,828	-	-	-	*Note 2*
Mr. Shan Weijian	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
Independent Non-Executive Directors										
Mr. Wong Wai Ming#	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
Professor Woo Chia-Wei	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
	RSU	2007	2.56	-	30,313	30,313	-	-	-	*Note 2*
	RSU	2007	3.08	-	25,195	25,195	-	-	-	*Note 2*
	RSU	2007	3.38	-	22,959	22,959	-	-	-	*Note 2*
Mr. Ting Lee Sen	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
	RSU	2007	2.56	-	30,313	30,313	-	-	-	*Note 2*
	RSU	2007	3.08	-	25,195	25,195	-	-	-	*Note 2*
	RSU	2007	3.38	-	22,959	22,959	-	-	-	*Note 2*
Mr. John W. Barter III	SAR	2005	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
	SAR	2006	2.99	-	390,000	-	390,000	390,000	390,000	06.01.2007 to 06.01.2009
	RSU	2006	2.99	-	130,000	-	130,000	130,000	130,000	06.01.2007 to 06.01.2009
	RSU	2007	2.56	-	30,313	30,313	-	-	-	*Note 2*
	RSU	2007	3.08	-	25,195	25,195	-	-	-	*Note 2*
	RSU	2007	3.38	-	22,959	22,959	-	-	-	*Note 2*

Note 1: Within 75 days following the announcement of the audited financial results of the Company for the financial year ending March 31, 2008.

Note 2: Proceeds in respect of quarterly deferral grants to be paid only at point of termination from the board of directors or unforeseen emergency.

Mr. Wong Wai Ming resigned as an independent non-executive director of the Company on May 23, 2007.

The total number of awards granted in the year (including members of the Board and employees) under the LTI Program is set out below.

	Award type	Effective price (HK$)	Number of units: As at April 1, 2006 (unvested)	Awarded during the year	Vested during the year	Exercised during the year	Cancelled/ lapsed during the year	As at March 31, 2007 (unvested)	Total outstanding as at March 31, 2007	Maximum number of shares subject to conditions	Vesting period (MM.DD.YYYY)
All Directors											
	SAR	2.35 – 3.15	12,956,256	38,837,049	3,615,075	–	–	48,178,230	51,793,305	51,793,305	05.01.2006 to 06.01.2010
	RSU	2.35 – 3.38	1,232,695	19,813,786	631,850	–	–	20,414,631	20,414,631	20,414,631	05.01.2006 to 06.01.2010
	PSU	2.42	1,232,695	–	–	–	–	1,232,695	1,232,695	2,465,390	
All other employees											
	SAR	2.32 – 3.78	159,637,607	192,639,447	53,151,391	7,672,373	35,276,205	263,849,458	309,328,476	309,328,476	05.01.2006 to 06.01.2010
	RSU	2.32 – 3.78	100,112,157	73,031,259	28,334,090	–	18,327,444	126,481,882	126,481,882	126,481,682	05.01.2006 to 06.01.2010
	PSU	2.32 – 3.78	10,223,492	–	–	–	143,139	10,080,353	10,080,353	20,160,706	
Total											
	SAR	2.32 – 3.78	172,593,863	231,476,496	56,766,466	7,672,373	35,276,205	312,027,688	361,121,781	361,121,781	05.01.2006 to 06.01.2010
	RSU	2.32 – 3.78	101,344,852	92,845,045	28,965,940	–	18,327,444	146,896,513	146,896,513	146,896,513	05.01.2006 to 06.01.2010
	PSU	2.32 – 3.78	11,456,187	–	–	–	143,139	11,313,048	11,313,048	22,626,096	

EXTERNAL AUDITORS

The Group's external auditors are PricewaterhouseCoopers, who are remunerated mainly for their audit services provided to the Group. During the year, the Company adopted a policy on engagement of external auditors for non audit services (the "Policy"). Under the Policy, the external auditors are required to comply with the independence requirements under the "Independence for Assurance Engagements" issued by Hong Kong Institute of Certified Public Accountants. External auditors may provide certain non-audit services to the Group provided these do not involve any management or decision making functions for and on behalf of the Group; or perform any self assessments; or acting in an advocacy role for the Company. The engagement of the external auditors for permitted and approved non-audit services shall be approved by the Audit Committee if the value of such non-audit services equals to or is above US$320,000.

During the year, the external auditors (including any entity that is under common control, ownership or management with the external auditors or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the external auditors nationally or internationally) provided audit and insignificant non-audit services to the Group.

The fees payable to external auditors for audit and non-audit services for the financial year ended March 31, 2007 and the comparative figures for the financial year ended March 31, 2006 are as follows:

	2007 US$'M	2006 US$'M
Audit		
Group audit – 2005/06	**1**	4
Country statutory audit – 2005/06	**0.9**	–
Group audit – 2006/07	**4.2**	–
	6.1	4
Non-audit	**0.3**	0.2
	6.4	4.2

INTERNAL CONTROL

The Board acknowledges its responsibility to ensure the Company maintains sound and effective internal controls. This is achieved through a defined management structure with specified limits of authority and defined control responsibility to:

- Achieve business objectives and safeguard assets against unauthorized use or disposition;
- Ensure maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication; and
- Ensure compliance with the relevant legislation and regulations.

To achieve this the Company has established an integrated framework of internal controls which is consistent with the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) framework as illustrated below.


Operations
Financial Reporting
Compliance
Monitoring
Information & Communication
Control Activities
Risk Assessment
Control Environment
Unit A
Unit B
Activity 1
Activity 2
Monitoring
• Assessment of a control system's performance over time.
• Combination of ongoing and separate evaluation.
• Management and supervisory activities.
• Internal audit activities.
Control Activities
• Policies/procedures that ensure management directives are carried out.
• Range of activities including approvals, authorization, verifications, recommendations, performance reviews, asset security and segregation of duties.
Information and Communication
• Pertinent information identified, captured and communicated in a timely manner.
• Access to internal and externally generated information.
• Flow of information that allows for successful control actions from instructions on responsibilities to summary of findings for management actions
Control Environment
• Sets tone of organization – influencing control consciousness of its people.
• Factors include integrity, ethical values, competence, authority, responsibility.
• Foundation for all other components of control.
Risk Assessment
• Risk assessment is the identification and analysis of relevant risks to achievement the entity's objectives – forming the basis for determining control activities.

COSO – Internal Control Framework

The control system is designed to ensure achievement of the Company's objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss and manage, rather than eliminate, risks of failure in operational systems.

Within this framework, management perform periodic enterprise wide risk assessments and continuously monitor and report the progress of action plans to address the key risks. They also track and report on the implementation of strategic initiatives, business plans, budgets and financial results. As part of the focus on financial integrity all relevant senior executives regularly verify the accuracy and completeness of the quarterly financial statements and compliance with key internal controls.

While management is responsible for the design, implementation and maintenance of internal controls, the Board and its Audit Committee oversee the actions of management and monitor the effectiveness of the established controls.

To assist the Audit Committee in its oversight and monitoring activities, the Company maintains a worldwide Internal Audit function which provides objective assurance to the Audit Committee that the system of internal controls is effective and operating as intended.

Internal Audit has unrestricted access to all corporate operations, records, data files, computer programs, property, and personnel. To preserve the independence of the internal audit function, the Head of Internal Audit reports directly to the Audit Committee on audit matters and to the Chief Financial Officer on administrative matters, and is authorized to communicate directly with the Chairman of the Board and other Board members.

Using a risk based methodology, Internal Audit prepares its audit plan in consultation with, but independent of, management. The audit plan focuses on those areas of the Company's activities with the greatest perceived risk. The plan is reviewed by the Audit Committee, who are also given quarterly updates on the performance of the plan and key findings. Ad hoc reviews will also be performed on areas of concern identified by the Audit Committee and management. Management of individual business units or processes are informed of areas for improvement, and Internal Audit monitors the corrective actions to completion.

Regarding procedures and internal controls for the handling and dissemination of price-sensitive information, the Company is aware of its obligations under the Listing Rules and the overriding principle that information which is expected to be price-sensitive should be announced immediately it is the subject of a decision. The Company conducts its affairs with close regard to the "Guide on Disclosure of Price-sensitive Information" issued by the Hong Kong Stock Exchange in 2002 and has implemented policies and procedures which strictly prohibit unauthorized use of confidential and sensitive information, and has communicated to all relevant staff regarding this matter. In addition, only Directors and delegated officers can act as the Company's spokesperson and respond to external enquiries about the Company's affairs.

The Board, through the Audit Committee of the Company, conducts a continuous review of the effectiveness of the internal control system operating in the Company and considers it is adequate and effective. The review covers all material controls, including financial, operational and compliance controls, and risk management functions. The Board is not aware of any significant areas of concern which may affect the shareholders. The Board is satisfied that the Company has fully compiled with the code provisions on internal controls as set forth in the CG Code.

COMMUNICATION WITH SHAREHOLDERS

The Company is committed to safeguard shareholders' interests and encourage shareholders to attend the annual general meeting for which at least 21 days' notice is given. Shareholders are therefore encouraged to actively participate at such meetings. The 2006 Annual General Meeting of the Company held on August 29, 2006 was attended by Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chairman of the Audit Committee, Chairman of the Compensation Committee and representatives of external auditors, PricewaterhouseCoopers to answer questions raised by shareholders at the meeting. Resolutions passed at the Company's 2006 Annual General Meeting included: adoption of the Group's audited accounts for the year ended March 31, 2006 together with the directors' report and auditors' report, declaration of final dividend. re-election of retiring directors and authorization to fix directors' fees. re-appointment of external auditors and authorization to fix auditors' fees and grant of a general mandate to the Board to issue and repurchase shares of the Company. All the resolutions proposed at the 2006 Annual General Meetings were decided by way of poll voting. The poll is conducted by Abacus Share Registrars Limited, the Company's share registrar, as scrutineer and the results of the poll were published in the press and also on the Company's website (www.lenovo.com/hk/publication) and the Hong Kong Stock Exchange's website (www.hkex.com.hk).

Other than the 2006 Annual General Meeting, the Company also held four extraordinary general meetings during the year:

(1) on May 24, 2006 for the purpose of seeking the approval of the independent shareholders for the entering into of a supplemental master purchases agreement with Digital China Holdings Limited and the proposed revised caps for such continuing connected transactions (% of votes cast in favour of the resolution: 100%);

(2) on May 24, 2006 for the purpose of seeking the approval of the shareholders of a service contract between the Company and Mr. William J. Amelio, an executive director, President and Chief Executive Officer (% of votes cast in favour of the resolution: 100%);

(3) on November 7, 2006 for the purpose of seeking the approval of the independent shareholders of a master services agreement with IBM and proposed caps for such continuing connected transactions (% of votes cast in favour of the resolution: 99.98%); and

(4) on November 7, 2006 for the purpose of seeking the approval of the shareholders of a service contract between the Company and each of Mr. Yang Yuanqing, an executive director and Chairman of the Board and Ms. Ma Xuezheng, an executive director and Chief Financial Officer of the Company at that time (% of votes cast in favour of both resolutions: 99.99%).

In all these extraordinary general meetings, other than members of the relevant Independent Board Committee and Compensation Committee of the Company, representatives of these committees' independent financial advisors and international compensation consultants attended these extraordinary general meetings to respond to questions and comments raised by shareholders. All the resolutions proposed at these extraordinary general meetings were duly passed by the shareholders by way of poll voting.

INVESTOR RELATIONS

Lenovo regards open communications with both existing and potential investors as being vital to its success. To this end, the Company is committed to enhancing corporate transparency and timely communication with the investment community. In the second year after its acquisition of IBM's PC business, Lenovo focused on communicating its growth strategies and progress of integration to investors worldwide.

Lenovo has attracted significantly more attention from the global investment community as it moves forward with building a global business, and we have made efforts in developing our investor relations programs to facilitate communications with the investment community. Among others, we hosted our first securities analyst meetings in both Hong Kong and New York in June 2006, to which we invited analysts from the sell-side and the buy-side. The meetings were well-attended and provided an opportunity for Lenovo's senior executives to have a direct conversation with investors about the Company's competitive advantages and opportunities in the worldwide PC market. The Company also actively participated in investment conferences organized by securities houses as well as regular one-on-one meetings to meet with investors. We will continue to make use of various platforms and tools to communicate efficiently with the investment community.

Lenovo's commitment and continuing efforts to enhance investor relations was recognized by global investors at the IR Magazine Awards – China in December 2006. The Company was awarded the "Excellence in Investor Relations" and was highly commended for the prestigious "Grand Prix for Best Overall Investors Relations (non-SOE, large cap)".

The Company welcomes suggestions from investors and shareholders, and invites them to share their views and suggestions by contacting its Investor Relations team at ir@lenovo.com.

Shareholders

According to the shareholders' list of the ordinary voting shares (defined as "Shares" in this section unless specified otherwise) of the Company as at March 31, 2007, there are 1,687 registered shareholders holding the Shares, of whom 98.16% had their registered address in Hong Kong. However, the actual number of investors in the Shares is greater than that as a substantial portion of such shareholdings are held through nominees, custodian houses and HKSCC Nominees Limited.

Shareholding Structure as at March 31, 2007*


42%
47%
11%
Legend Holdings Limited
IBM
Public

* Including ordinary voting and non-voting shares

Shareholdings as at March 31, 2007

Size of Registered Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Share Capital
2,000 or below	314	18.613%	600,282	0.007%
2,001 – 10,000	879	52.104%	6,131,500	0.072%
10,001 – 100,000	450	26.675%	13,691,430	0.161%
100,001 – 1,000,000	30	1.778%	8,131,410	0.095%
Above 1,000,000	14	0.830%	8,489,426,400	99.665%
Total	1,687	100.000%	8,517,981,022	100.000%

Remarks:

(i) A board lot size comprises 2,000 Shares.

(ii) 42.95% of all the issued Shares are held through HKSCC Nominees Limited.

Market Capitalization and Public Float

As at March 31, 2007, the market capitalization of the Company was approximately HK$24.36 billion based on the total number of issued Shares of the Company of 8,517,981,022 and the closing price of HK$2.86 per share.

The daily average number of traded Shares was approximately 21 million Shares over an approximate free float of 3,638 million Shares in the 2006/07 fiscal year. The highest trading price for the Share was HK$3.58 per share on October 25, 2006 and February 2, 2007 and the lowest was HK$2.175 per share on June 13, 2006.

In accordance with the publicly available information and as far as the Directors are aware, the Company has maintained a public float of more than 25 percent of the Company's issued Shares throughout the financial year ended March 31, 2007 and has continued to maintain the public float as at the date of this annual report.

Communication Channel

Effective communication with shareholders has always been one of Lenovo's priorities. The various channels by which the Company communicates with its shareholders include quarterly results announcements, interim and annual reports, and face to face meetings or via conference calls. The Company also makes use of the Company's website (www.lenovo.com/hk/publication) to post statutory announcements, financial and other information to shareholders and the public. In addition, the Company also reports to its shareholders through the shareholders' meetings during which Board members and executive team have the opportunity to communicate directly with its shareholders.

INFORMATION FOR INVESTORS

Listing Information	
Listing:	Hong Kong Stock Exchange
Stock code:	992
American Depositary Receipts Level I Program	
Ordinary share to ADR:	20:1
Stock code:	LNVGY
Share Information	
Board lot size:	2,000 shares
Ordinary voting shares outstanding as of March 31, 2007:	8,517,981,022 shares
Market capitalization as of March 31, 2007:	HK$24,361,425,723 (approx. US$3,123 million)
Basic earnings per share for the year ended March 31, 2007:	1.87 US cents
Dividend per ordinary share for the year ended March 31, 2007:	
– Interim	2.4 HK cents
– Proposed final	2.8 HK cents
– Proposed total	5.2 HK cents
Key Dates	
August 3, 2006	First Quarter Results Announcement
November 7, 2006	Extraordinary General Meeting
November 9, 2006	Interim Results Announcement
November 28 – December 1, 2006 (both days inclusive)	Closure of Register of Members
December 6, 2006	Payment of 2006/07 Interim Dividend
February 1, 2007	Third Quarter Results Announcement
May 23, 2007	Annual Results Announcement
July 16–20, 2007 (both days inclusive)	Closure of Register of Members
July 20, 2007	Annual General Meeting
July 27, 2007	Proposed Payment of 2006/07 Final Dividend

CORPORATE SOCIAL RESPONSIBILITY

Lenovo: Committed to Sustainability & Corporate Social Responsibility
In today's global business environment, corporate social responsibility simply makes good business sense. As a fundamental policy, the Company supports and maintains sustainable business practices across all processes on a global basis, covering such areas as:

- the environment
- employee health and welfare
- global supply chain
- corporate social investments

The paragraphs below highlight initiatives in these areas. More extensive information on sustainability and corporate social responsibility can be found at: http://www.lenovo.com.

The Environment
Lenovo considers the quality and safety of its products paramount. The Company's Environmentally Conscious Products Program assures the highest level of environmental protection across product development, site operations, and product take-back and recycling. The program is a full-lifecycle, end-to-end quality-assurance process that mandates the development and production of high-quality, energy-efficient products that are made using minimal amounts of certain materials, marketed in recycled and recyclable packaging, and designed for easy recycling at end of life.

Lenovo offers PC take-back and recycling options in every country where it does business, with many of those programs free to the consumer. In 2006, the Company introduced a free recycling program in China, and participated in a number of regulatory and voluntary take-back programs. During 2006, the Company recycled 82 percent of the materials customers returned to it, putting only 2 percent into landfills.

All Lenovo PCs meet U.S. Energy Star 3.0 efficiency criteria, and the Company has introduced and will continue to launch new PCs that meet the new, more stringent Energy Star 4.0 criteria. The Company also offers more than 40 products that meet the U.S. Electronic Product Environmental Assessment Tool (EPEAT), a standard used by the U.S. government and other agencies for evaluating environmental attributes of a product. The majority of Lenovo's EPEAT-registered products are silver-rated. Another initiative focuses on chemicals management. The Company has already met several current Restriction of Hazardous Substances (RoHS) requirements well in advance of their implementation dates, and has set a goal of achieving total global compliance of RoHS requirements in 2007 for newly launched products.

Employee Health and Welfare

The Company is committed to providing a safe and healthy working environment for its employees, who represent its most valuable asset. Lenovo is recognized as a leading employer around the world, offering competitive compensation packages, abiding by applicable minimum wage requirements in every country and region where it operates, providing equipment that is safe to use, and focusing continually on preventing injuries. Lenovo is also pursuing global voluntary initiatives, such as OHSAS 18000, an Occupation Safety and Health Management System certification.

Global Supply Chain

As a member of the Electronics Industry Code of Conduct (EICC), Lenovo is helping shape a global, standards-based approach for monitoring suppliers across a broad range of sustainability and social responsibility issues. The Company works with its supplier base to ensure full compliance with this Code, and expects suppliers to make the same stringent demands of their extended sources of supply engaged in the production of goods and services for Lenovo.

Corporate Social Investments

With "Hope Through Entrepreneurship", Lenovo is encouraging people around the world to make an impact. Just as the Company's technology helps bridge the physical gaps among different parts of the world, its goal is to do the same through social investments. The Company focuses on helping people around the world transform their lives and their communities by supporting organizations that encourage business development and social entrepreneurship. To cite one of many examples, through such microfinance institutions as Opportunity International, Lenovo is helping provide crucial loans to help disadvantaged people in countries in Africa, Asia, Latin America and Eastern Europe.

Directors' Report and Financial Statements

CONTENTS

DIRECTORS' REPORT

The directors submit their report together with the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended March 31, 2007.

Principal business and geographical analysis of operations

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are set out in note 39 to the financial statements.

Details of the analyses of the Group's turnover, revenue and segment information for the year by geographical location and by principal business are set out in note 5 to the financial statements.

Results and appropriations

The results of the Group for the year are set out in the consolidated income statement on page 75.

The state of affairs of the Group and of the Company as at March 31, 2007 is set out in the balance sheets on page 76.

The consolidated cash flows of the Group for the year are set out in the statement on page 77.

An interim dividend of HK2.4 cents per ordinary share (2006: HK2.4 cents), amounting to a total of about HK$214 million (approximately US$27 million) (2006: HK$212 million (approximately US$27 million)), was paid to shareholders during the year.

The directors recommend the payment of a final dividend of HK2.8 cents per ordinary share (2006: HK2.8 cents). Subject to shareholders' approval at the forthcoming annual general meeting, the final dividend will be payable on Friday, July 27, 2007 to the shareholders whose names appear on the register of Members of ordinary shares of the Company on Friday, July 20, 2007.

The Register of Members of ordinary shares of the Company will be closed from Monday, July 16, 2007 to Friday, July 20, 2007, both dates inclusive, during which period, no transfer of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Friday, July 13, 2007.

Five-year financial summary

A summary of the results for the year and of the assets and liabilities of the Group as at March 31, 2007 and for the last four financial years are set out on page 132.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity, and note 31 to the financial statements.

Distributable reserves

As at March 31, 2007, the distributable reserves of the Company amounted to US$394,243,000 (2006: US$325,193,000).

Bank loans

Particulars of bank loans as at March 31, 2007 are set out in note 33 to the financial statements.

Donations

Charitable and other donations made by the Group during the year amounted to US$1,138,150 (2006: US$732,564).

Property, plant and equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in note 16 to the financial statements.

Share capital

Details of the movements in the share capital of the Company are set out in note 30 to the financial statements.

Subsidiaries and associated companies

Particulars of the Company's principal subsidiaries and associated companies as at March 31, 2007 are set out in notes 39 and 21 to the financial statements respectively.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

During the year, the Group sold less than 11 percent of its goods and services to its five largest customers. The percentages of purchases for the year attributable to the Group's major suppliers are as follows:

The largest supplier	12 percent
Five largest suppliers combined	25 percent

None of the directors of the Company, their associates or any shareholder (which to the knowledge of the directors owns more than 5 percent of the Company's share capital) had an interest in the major suppliers noted above.

Directors' rights to acquire shares or debentures

Share Option Schemes

At the Extraordinary General Meeting of the Company held on March 25, 2002, the shareholders of the Company approved the adoption of a new share option scheme ("New Option Scheme") and the termination of the old share option scheme ("Old Option Scheme"). Although no further options may be granted under the Old Option Scheme, all remaining provisions will remain in force to govern the exercise of all the options previously granted.

1. Old Option Scheme

The Old Option Scheme was adopted on January 18, 1994 and was terminated on April 26, 2002. The Old Option Scheme was designed to provide qualified employees with appropriate incentives linked to share ownership. Only employees, including directors. of the Group could participate in the Old Option Scheme. Total number of options must not exceed 10 percent of the issued share capital of the Company. The maximum entitlement of any individual participant thereunder must not exceed 2.5 percent of the shares in issue. The exercise price for options was determined based on not less than 80 percent of the average closing price of the listed ordinary shares for the 5 trading days immediately preceding the date of grant. Options granted were exercisable at any time during a period of 10 years.

As at March 31, 2007, the total number of shares which may be issued on the exercise of the outstanding options granted thereunder is 177,988,000 ordinary shares, representing approximately 2 percent of the issued share capital of the Company (including voting and non-voting ordinary shares but not Series A Cumulative Convertible Preferred Shares) as at the date of this report.

2. New Option Scheme

(a) Purpose

The New Option Scheme became effective on April 26, 2002. It serves as a way of providing incentives to and attracting qualified participants for better performance of the Group by allowing them to participate in increases in the value of the Company.

(b) Qualified participants

1. (i) any employee or officer, executive or non-executive director (or persons proposed to be appointed as such) of the Group;

   (ii) any consultant, professional or other adviser to the Group;

   (iii) any director, executive and senior officer of any associated company of the Company; and

   (iv) the trustee of any trust pre-approved by the directors of which the beneficiary (or in case of discretionary trust, the discretionary objects) include any of the above-mentioned persons; and

2. (i) any customer, supplier, agent, partner, distributor, professional or other advisers of, or consultants or contractors to, the Group; and

   (ii) the trustee of any trust pre-approved by the directors of which the beneficiary (or in case of discretionary trust, the discretionary objects) include any of the above-mentioned persons.

Directors' rights to acquire shares or debentures *(continued)*

Share Option Schemes *(continued)*

2. New Option Scheme *(continued)*

(c) Maximum number of shares

As at March 31, 2007, the maximum number of ordinary shares available for issue under the New Option Scheme is 195,407,601, representing approximately 2.20 percent of the issued share capital of the Company (including voting and non-voting ordinary shares but not Series A Cumulative Convertible Preferred Shares) as at the date of this report.

(d) Maximum entitlement of each qualified participant

The maximum number of ordinary shares issued and to be issued upon exercise of share options granted to each qualified participant (including both exercised and outstanding options) in any 12-month period up to the date of grant shall not exceed 1 percent of the ordinary shares of the Company in issue. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting of the Company.

Share options to be granted to a director or chief executive of the Company or any of their respective associates are subject to approval by the independent non-executive directors of the Company. In addition, any grant of share options to an independent non-executive director of the Company or any of their respective associates, when aggregated with all share options (whether exercised, cancelled or outstanding) already granted to any of them during the 12-month period up to the date of grant, in excess of 0.1 percent of the ordinary shares of the Company in issue and with an aggregate value in excess of HK$5,000,000, is subject to shareholders' approval in general meeting of the Company.

(e) Timing for exercise of options

In respect of any particular option, the directors may in their absolute discretion determine the period within which an option may be exercised provided that such period must expire no later than 10 years from the date upon which the option is deemed to be accepted by the grantee. Option will then lapse to the extent not exercised during the option period.

(f) Acceptance of offers

An option shall be deemed to have been granted and accepted when the duplicate offer letter comprising acceptance of the option duly signed by the grantee shall have been received by the Company on or before the last day for acceptance as set out in the offer letter.

(g) Basis for determination of exercise price

The exercise price must be no less than the highest of: (i) the closing price of the listed ordinary shares on the date of grant; (ii) the average of the closing prices of the listed ordinary shares of the Company for the 5 trading days immediately preceding the date of grant; or (iii) the nominal value of the ordinary shares.

(h) Life of the scheme

The New Option Scheme shall be valid and effective for a period of 10 years from April 26, 2002, the date on which it is deemed to take effect in accordance with its terms.

Directors' rights to acquire shares or debentures *(continued)*

Share Option Schemes *(continued)*

3. Outstanding options

Particulars of the outstanding options are as follows:

	Options held at April 1, 2006	Options granted during the year	Options exercised during the year	Options cancelled/ lapsed during the year	Options held at March 31, 2007	Exercise price HK$	Grant date (MM.DD.YYYY)	Exercise period (MM.DD.YYYY)
Old Option Scheme								
Directors								
Mr. Yang Yuanqing	6,000,000	-	-	-	6,000,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	2,250,000	-	-	-	2,250,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Ms. Ma Xuezheng	2,920,000	-	-	-	2,920,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	1,600,000	-	-	-	1,600,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Mr. Liu Chuanzhi	2,250,000	-	-	-	2,250,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Continuous contract employees	7,712,000	-	-	-	7,712,000	4.038	01.28.2000	01.28.2000 to 01.27.2010
	74,480,000	-	-	-	74,480,000	4.312	01.15.2001	01.15.2001 to 01.14.2011
	26,630,000	-	-	-	26,630,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	832,000	-	-	-	832,000	2.904	08.29.2001	08.29.2001 to 08.28.2011
	57,070,000	-	3,756,000	-	53,314,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
New Option Scheme								
Directors								
Mr. Yang Yuanqing	3,000,000	-	-	-	3,000,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Ms. Ma Xuezheng	1,600,000	-	-	-	1,600,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Mr. Liu Chuanzhi	3,000,000	-	-	-	3,000,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Continuous contract employees	16,526,000	-	3,338,000	-	13,188,000	2.435	10.10.2002	10.10.2002 to 10.09.2012
	56,368,000	-	10,132,000	-	46,236,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
	116,578,000	-	11,514,399	-	105,063,601	2.545	04.27.2004	04.27.2004 to 04.26.2014
	9,400,000	-	1,880,000	-	7,520,000	2.170	07.08.2004	07.08.2004 to 07.07.2014
Other participants	15,030,000	-	830,000	-	14,200,000	2.435	10.10.2002	10.10.2002 to 10.09.2012
	1,600,000	-	-	-	1,600,000	2.245	04.26.2003	04.26.2003 to 04.26.2013

Notes:

1. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by continuous contract employees under the Old Option Scheme was HK$3.312.
2. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by continuous contract employees under the New Option Scheme was HK$3.145.
3. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by other participants under the New Option Scheme was HK$3.318.

4. Valuation of share options

The share options granted are not recognized in the financial statements until they are exercised. The directors consider that it is not appropriate to value the share options on the ground that certain crucial factors for such valuation are variables which cannot be reasonably determined at this stage. Any valuation of the share options based on speculative assumptions in respect of such variables would not be meaningful and the results thereof may be misleading to the shareholders. Thus, it is more appropriate to disclose only the market price and exercise price.

Directors' rights to acquire shares or debentures *(continued)*

Long-term incentive program

The Company adopted the LTI Program on May 26, 2005, under which the Board or the trustee of the program shall select the employees (including but not limited to the directors) of the Group for participation in the program, and determine the number of shares to be awarded.

Details of the program and the movement in the number of awards for the year ended March 31, 2007 are set out in the Corporate Governance section on pages 39 to 42.

Apart from the share option schemes and the LTI Program, at no time during the year ended March 31, 2007 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of acquisitions of shares in, or debentures of, the Company or any body corporate.

Purchase, sale or redemption of the Company's securities

During the year, the Company purchased 31,390,000 shares of HK$0.025 each in the capital of the Company at prices ranging from HK$2.20 to HK$2.99 per share on The Stock Exchange of Hong Kong Limited.

Month/Year	Number of shares repurchased	Highest price per share HK$	Lowest price per share HK$	Aggregate consideration paid (excluding expenses) HK$
June 2006	15,390,000	2.45	2.20	35,698,500
March 2007	16,000,000	2.99	2.78	46,428,820

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

During the year, the trustee of the LTI Program purchased 236,210,000 shares from the market for award to employees upon vesting. Details of the program are set out in the Corporate Governance section on pages 39 and 40.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Directors

The directors during the year and up to the date of this report were:

Executive Directors

Mr. Yang Yuanqing
Mr. William J. Amelio
Ms. Ma Xuezheng (re-designated as a non-executive director on May 23, 2007)

Non-executive Directors

Mr. Liu Chuanzhi
Mr. Zhu Linan
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang (Alternate director to Mr. James G. Coulter)
Mr. Vince Feng (Alternate director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (Alternate director to Mr. Shan Weijian)

Independent Non-executive Directors

Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III
Mr. Wong Wai Ming (resigned on May 23, 2007)

In accordance with article 101 of the Company's articles of association, Mr. Yang Yuanqing, Ms. Ma Xuezheng, Mr. James G. Coulter and Mr. William O. Grabe will retire and, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting.

The Company has received from each of independent non-executive directors an annual confirmation of his independence pursuant to rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Company considers they are independent.

Biography of directors and senior management

Biography of directors

Executive directors

Mr. Yang Yuanqing, 42, is the Chairman of the Board. Mr. Yang is a former Chief Executive Officer of the Company and has been an executive director since December 16, 1997. He has more than 16 years of experience in the field of computer, graduating from the Department of Computer Science at the University of Science and Technology of China with a Master's degree in 1989. Mr. Yang is also an independent non-executive director of UFIDA Software Co. Ltd. (listed on the Shanghai Stock Exchange).

Mr. William J. Amelio, 49, has been an executive director, the President and Chief Executive Officer of the Company since December 20, 2005. Prior to joining the Company, he was the Senior Vice President for the Asia-Pacific and Japan regions of Dell Inc.. Prior to joining Dell in March 2001, he was Executive Vice President and Chief Operating Officer of the retail and financial group of NCR Corporation from July 2000 to March 2001. From 1997 until 2000, Mr. Amelio was President of AlliedSignal Inc.'s turbo charging systems business and President and Chief Executive Officer of Honeywell International Inc.'s transportation and power-systems divisions after the merger of AlliedSignal and Honeywell. He also spent 18 years from 1979 to 1997 with IBM and held a variety of senior management positions, including as General Manager of Worldwide Operations for IBM's personal computing business. He holds a Bachelor's degree in Chemical Engineering from Lehigh University and a Master's degree in Management from Stanford University.

Ms. Ma Xuezheng, 54, had been an executive director and the Chief Financial Officer of the Company since 1997 and 2000 respectively and held directorship in various subsidiaries of the Company. She has been re-designated as a non-executive Vice Chairman and also retired as the Chief Financial Officer and Senior Vice President of the Company on May 23, 2007. Ms. Ma has more than 28 years of experience in financial and executive management. She graduated from Capital Normal University in 1976 with a Bachelor of Arts degree. Ms. Ma is also an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited.

Non-executive directors

Mr. Liu Chuanzhi, 63, was re-designated as a non-executive director of the Company on April 30, 2005 when he ceased to be the Chairman of the Board. Mr. Liu is the leading founder of Lenovo Group. He had been the Chairman of the Board and an executive director of the Company from February 8, 1994 and November 8, 1993 respectively. He has more than 36 years of experience in the computer industry. He graduated from the Department of Radar Communications at Xian Military Communications Engineering College of China in 1966. Mr. Liu is also a director of Legend Holdings Limited, the controlling shareholder of the Company.

Mr. Zhu Linan, 44, has been a non-executive director of the Company since April 30, 2005. He has more than 19 years of management experience. He graduated with a Master's degree in Electronic Engineering from Shanghai Jiao Tong University in 1987. He was a Senior Vice President of the Group. Mr. Zhu is also a director of Legend Holdings Limited, the controlling shareholder of the Company.

Mr. James G. Coulter, 47, has been a non-executive director of the Company since May 17, 2005. Mr. Coulter is a founding partner of TPG Capital. Prior to forming TPG Capital, he was a Vice President of Keystone Inc. and a financial analyst with Lehman Brothers Kuhn Leob Inc.. Mr. Coulter also serves on the board of directors of Zhone Technologies Inc. (NASDAQ listed).

Mr. William O. Grabe, 69, has been a non-executive director of the Company since May 17, 2005. Mr. Grabe is a Managing Director of General Atlantic LLC and has been with the General Atlantic Group since 1992. Prior to that, he served as the Vice President and Corporate Officer of IBM. Mr. Grabe is also a director of the following listed companies: Digital China Holdings Limited (Hong Kong Stock Exchange listed), LHS AG (Frankfurt Stock Exchange listed), Patni Computer Systems Limited (Mumbai Stock Exchange and NYSE listed), Gartner Inc. (NYSE listed) and Compuware Corporation (NASDAQ listed).

Mr. Shan Weijian, 53, has been a non-executive director of the Company since May 17, 2005. Mr. Shan was a partner of Newbridge Capital and is currently a partner of TPG Capital following the integration of the two organizations. He serves on the boards of directors at BOC Hong Kong (Holdings) Limited, China Unicom Limited, TCC International Holdings Limited (each of which is listed on the Hong Kong Stock Exchange), Shenzhen Development Bank (listed on the Shenzhen Stock Exchange), Taishin Financial Holdings Limited and Taiwan Cement Corporation (each of which is listed on the Taiwan Stock Exchange). Mr. Shan holds a PhD from the University of California Berkeley.

Alternate directors

Mr. Justin T. Chang, 40, has been an alternate director to Mr. James G. Coulter since May 17, 2005. Mr. Chang is a partner of TPG Capital. Mr. Chang received his MBA from Harvard Business School and his Bachelor degree, cum laude, in Economics and Political Science from Yale University. Mr. Chang is also a director of ON Semiconductor Corporation (NASDAQ listed) and Shenzhen Development Bank (listed on the Shenzhen Stock Exchange).

Mr. Vince Feng, 34, has been an alternate director to Mr. William O. Grabe since May 17, 2005. Mr. Feng is a Managing Director of General Atlantic LLC. Mr. Feng has overall responsibility for the East Asia investment activities of General Atlantic LLC. He has been with the General Atlantic Group since 1998. Prior to that, Mr. Feng worked at Goldman Sachs (Asia) LLC. He is also a director of Vimicro International Corporation (NASDAQ listed), A-Max Technology Limited and Oak Pacific Interactive.

Biography of directors and senior management *(continued)*

Biography of directors *(continued)*

Alternate directors (continued)

Mr. Daniel A. Carroll, 46, has been an alternate director to Mr. Shan Weijian since May 26, 2005. Mr. Carroll was a partner of Newbridge Capital and is currently a partner of TPG Capital following the integration of the two organizations. He joined the firm in 1995 and has been responsible for raising and investing the firm's three investment funds and building the firm's Asia-based investment teams. Mr. Carroll runs TPG Capital's investment committee and, together with Mr. Shan Weijian, oversees the firm's investment strategy and operations. Prior to that, Mr. Carroll spent 9 years with Hambrecht & Quist Group. He holds a Bachelor degree in Economics from Harvard University and an MBA from the Stanford University Graduate School of Business. Mr. Carroll is currently a director of Advanced Interconnect Technologies, Shenzhen Development Bank (listed on the Shenzhen Stock Exchange) and China Grand Auto.

Independent non-executive directors

Professor Woo Chia-Wei, 69, has been an independent non-executive director of the Company since August 23, 1999. Professor Woo is Senior Advisor to The Shui On Group, and is also President Emeritus and University Professor Emeritus of Hong Kong University of Science and Technology. He serves on the Hong Kong Special Administrative Region's Commission on Strategic Development and the Chinese People's Political Consultative Conferences. In addition, Professor Woo is an independent non-executive director of First Shanghai Investments Ltd., Shanghai Industrial Holdings Ltd., IDT International Limited and Synergis Holdings Ltd. (all listed on the Hong Kong Stock Exchange).

Mr. Ting Lee Sen, 64, has been an independent non-executive director of the Company since February 27, 2003. He has extensive knowledge and experience in IT industry and is the Managing Director of W.R. Hambrecht + Co. and Board Director of Microelectronics Technology Inc. (listed on the Taiwan Stock Exchange). He is also a former corporate vice president of Hewlett-Packard Company, where he worked for more than 30 years. Mr. Ting obtained a Bachelor of Science degree in Electrical Engineering from the Oregon State University in 1965. He attended graduate studies in the same field at Stanford University and is a graduate of the Stanford Executive Program.

Mr. John W. Barter III, 60, has been an independent non-executive director of the Company since August 10, 2005. Mr. Barter holds a Bachelor of Science degree in Physics from Spring Hill College and an MBA in Finance from Tulane University. He has acquired extensive knowledge and experience in finance and accounting from senior management positions held in both the industrial and technology sectors. Between 1977 and 1997 he held a number of senior management positions with AlliedSignal, Inc. a then NYSE listed company engaged in the development, and manufacturing of aerospace, automotive and advanced materials products and was the chief financial officer of this company from 1988 to 1994. Between 1998 and 2001 he was a director and from 2000 to 2001, the chief financial officer of Kestrel Solutions, Inc. a US company engaged in the development of communications equipment. Mr. Barter is currently also a non-executive director of each of BMC Software, Inc. (NYSE listed) and SRA International, Inc. (NYSE listed).

Mr. Wong Wai Ming, 49, had been an independent non-executive director of the Company since March 30, 1999 and has resigned from this office and accepted the appointment as the Chief Financial Officer of the Company on May 23, 2007. Mr. Wong was previously an investment banker and has more than 15 years of experience in investment banking and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Currently he is the chief executive officer of a Hong Kong based private trading group. Mr. Wong is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and holds a Bachelor of Science degree in Management Sciences from the Victoria University of Manchester in the United Kingdom.

Biography of senior management

(in alphabetical order of surname)

Mr. Deepak Advani, 43, joined the Group in May 2005 and is currently the Senior Vice President and Chief Marketing Officer. He is also responsible for our global eCommerce business. Mr. Advani was the Vice President, Marketing and Strategy, of IBM's PC Division prior to joining the Group and has expertise in business strategy and brand management. He holds a Master's degree in Computer Engineering and an MBA from The Wharton School.

Mr. Christopher J. Askew, 45, joined the Group in August 2006 and is currently the Senior Vice President of Worldwide Services. Mr. Askew was the Vice President of Dell Services, Asia-Pacific and Japan before joining the Group and has extensive experience in the services business. A UK National, Mr. Askew was educated at George Green Grammar School in London.

Mr. Steven J. Bandrowczak, 46, joined the Group in 2005 and is the Senior Vice President and Chief Information Officer responsible for the Company's information technology strategy and operations. Prior to joining the Group, he was Chief Information Officer for DHL Worldwide Mr. Bandrowczak holds a Bachelor's degree in Computer Science from Long Island University, C.W. Post.

Biography of directors and senior management *(continued)*

Biography of senior management *(continued)*

(in alphabetical order of surname)

Mr. Chen Shaopeng, 38, joined the Group in 1993 and is currently the Senior Vice President and President for Greater China. Mr. Chen has expertise in the sales and marketing of IT products and held various senior positions in regional sales, the commercial desktop PC business, and sales and marketing. Mr. Chen obtained his EMBA degree in Business and Administration from Tsinghua University in 2004.

Mr. Robert Cones, 46, joined the Group in May 2005 and is currently the Controller and Senior Vice President of Finance. Mr. Cones was the Vice President and CFO for IBM's Personal Systems Group prior to joining the Group and has extensive experience in financial planning, operations, business metrics, strategy and financial controls. He holds a Master of Science degree in Industrial Management from Union College.

Mr. Kenneth DiPietro, 48, joined the Group in June 2006 and is currently the Senior Vice President of Human Resources. Mr. DiPietro was a Corporate Vice President at Microsoft Corporation before joining the Group and has extensive experience in both human resources and organizational development. He holds a Bachelor's of Science degree in Industrial and Labour Relations from Cornell University.

Mr. Cuong Viet Do, 40, joined the Group in December 2006 and is currently the Senior Vice President and Chief Strategy Officer. Before joining the Group, Mr. Do spent 17 years with McKinsey & Company where he was Director and Senior Partner. Mr. Do has extensive experience in consulting on issues involving strategy, sales and marketing, operations, and corporate finance. He holds a Bachelor's degree in Biochemisty and Economics from Dartmouth College and an MBA from the Tuck School at Dartmouth.

Mr. He Zhiqiang, 44, joined the Group in 1986 and is currently the Senior Vice President and Chief Technology Officer. He has expertise in R&D of computer products, development of R&D system and R&D project management. He graduated with a Master's degree in Computer Sciences from the Institute of Computing Technology of the Chinese Academy of Sciences.

Dr. Peter D. Hortensius, 45, joined the Group in May 2005 and is the Senior Vice President for worldwide product development and was appointed Senior Vice President for the Notebook Business Unit in October 2005. Dr. Hortensius was the Vice President, Products and Offerings, for IBM's Personal Computing Division prior to joining the Group and has extensive expertise in product and technology R&D. He holds a Doctorate degree in Electrical Engineering from the University of Manitoba.

Mr. Liu Zhijun, 42, joined the Group in 1989 and is the Senior Vice President of the Mobile Handset Business Unit. Mr. Liu has extensive experience in the R&D, manufacture, marketing and sales, and corporate operation and management in mobile handset industry. He graduated in 1989 with a Master's degree in Engineering Mechanics from Dalian University of Technology.

Mr. Lu Yan, 42, joined the Group in 1992 and is currently the Senior Vice President and General Manager of the Desktop Business Unit. Mr. Lu has expertise in project R&D, operations and marketing, and held various senior positions for the R&D of desktops, motherboard business, handheld device business and information product business. He obtained an EMBA degree from China Europe International Business School in 2005.

Mr. David Miller, 43, joined the Group in August 2006 and is currently the Senior Vice President and President for Asia Pacific. Mr. Miller was President of Dell China / Hong Kong prior to joining the Group and has expertise in customer-facing business in the Asia Pacific region. Mr. Miller holds a Bachelor of Science degree in agriculture business from California Polytechnic State University.

Ms. Fran O'Sullivan, 48, joined the Group in May 2005 and is currently the Senior Vice President of the Product Group. Ms. O'Sullivan was the General Manager of the PC Division of IBM before joining the Group and has extensive experience in the Personal Computer industry. She graduated from the University of Virginia with a Bachelor of Science degree in Electrical Engineering.

Mr. Steve V. Petracca, 51, joined the Group in May 2005 and is currently Vice President and General Manager for Software & Peripherals Business Unit. Prior to joining the Group, he was Chairman and Chief Executive Officer of BuilderDepot, Inc., one of the largest home improvement Internet superstores. Mr. Petracca holds an MBA from Nova University.

Mr. Qiao Song, 39, joined the Group in 1991 and is currently the Senior Vice President and Chief Procurement Officer. He has expertise in product development, sales and marketing, and supply chain and procurement management. Mr. Qiao graduated with a Bachelor of Engineering degree from the Department of Computer Science and Technology at Tsinghua University in 1991.

Mr. Rory Read, 45, joined the Group as Senior Vice President, Operations in June 2006 and also has been acting as President for The Americas geo since January 2007. He is responsible for the Group's management system and the day-to-day operation of the business processes and also oversees the business in America. He held numerous key executive positions in IBM prior to joining the Group and holds a Bachelor's degree in Information Systems from Hartwick College.

Biography of directors and senior management *(continued)*

Biography of senior management *(continued)*

(in alphabetical order of surname)

Mr. David Schmoock, 38, joined the Group in 2006 as Senior Vice President, Center of Excellence. Mr. Schmoock oversees the Center of Excellence that manages critical business and customer activities and inventory management. Before joining the Group, he was Vice President of Dell marketing for Asia-Pacific/Japan. Mr. Schmoock holds a Bachelor of Arts degree in Political Science from Columbia University.

Mr. Gerry Smith, 43, joined the Group in August 2006 as Senior Vice President, Global Supply Chain and is responsible for the Group's global procurement, logistics, supply planning and manufacturing operations. Before joining the Group, Mr. Smith was Vice President of the Display Line of Business of Dell. Mr. Smith holds a Bachelor's degree in Finance and Marketing from Pacific Lutheran University.

Mr. James P. Shaughnessy, 52, joined the Group in August 2005 and is the Senior Vice President and General Counsel responsible for the Group's legal, corporate governance, security and government relations activities. Mr. Shaughnessy has extensive experience with technology companies and was Senior Vice President, General Counsel, and Secretary of PeopleSoft, Inc. prior to joining the Group. He holds both Juris Doctor and Masters of Public Policy degrees from the University of Michigan.

Mr. Milko van Duijl, 44, joined the Group in May 2005 and is currently the Senior Vice President and President for EMEA (Europe, Middle East and Africa). Mr. van Duijl was the Vice President, EMEA, of IBM's PC Division before joining the Group and has extensive knowledge and expertise of the IT industry, as well as international business management. He holds a doctorandus title/MBA from the University of Rotterdam.

Ms. Wang Xiaoyan, 45, joined the Group in 1994 and is currently the Senior Vice President responsible for information services. She has extensive experience in establishment of IT information systems, finance and administration. She graduated in 1988 with a Master's degree in Engineering from Beijing Institute of Technology.

Qualified Accountant

Mr. Damian Glendinning, 52, is also Vice President and Treasurer of the Group. Mr. Glendinning is a fellow of the Association of Chartered Certified Accountants, and holds a bachelor's degree in modern languages from the University of Oxford. He joined Lenovo as Treasurer in May 2005 and prior to that, held various positions in treasury, accounting, internal audit and finance in IBM.

Directors' service contracts

On October 9, 2006, the Company entered into the service contracts with Mr. Yang Yuanqing, an executive director and Chairman of the Board and with Ms. Ma Xuezheng, the then executive director, Chief Financial Officer and Senior Vice President of the Company, respectively for an unfixed term commencing from October 9, 2006. Upon termination of the service contracts, each of Mr. Yang and Ms. Ma may be entitled to compensation and other payments equivalent to more than one year's emoluments depending on a number of factors including the length of service, the amount of the unvested equity awards and the amount of the annual bonus. The service contracts were approved by the shareholders at an extraordinary general meeting of the Company held on November 7, 2006 (at which Mr. Yang and Ms. Ma and their associates abstained from voting) pursuant to Rule 13.68 of the Listing Rules. Ms. Ma has retired as the Chief Financial Officer and Senior Vice President of the Company and has been re-designated as a non-executive Vice Chairman of the Company with effect from May 23, 2007. As at the date of this annual report, no service contract for being a non-executive Vice Chairman has been entered into between Ms. Ma and the Company.

Mr. William J. Amelio, an executive director, President and Chief Executive Officer of the Company entered into a service contract with the Company for an initial term of 3 years on December 20, 2005 which will automatically continue for successive one-year periods unless otherwise terminated by either party. Upon termination of the service contract, Mr. Amelio may be entitled to compensation and other payments equivalent to more than one year's emoluments depending on a number of factors including the amount of his unvested equity awards and the entitlement and amount of his target bonus. The service contract was approved by the shareholders at an extraordinary general meeting of the Company held on May 24, 2006 (at which Mr. Amelio and his associates abstained from voting) pursuant to rule 13.68 of the Listing Rules.

Save as disclosed above, none of the directors has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, existed at the end of the year or at any time during the year.

Directors' interests

As at March 31, 2007, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register maintained by the Company under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuer in the Listing Rules ("Model Code") were as follows:

Interests in the shares and underlying shares of the Company

Name of Director	Interests in shares/ underlying shares	Capacity and number of shares/underlying shares held			Aggregate long position
		Personal interests	Family interests	Trust	
Mr. Yang Yuanqing	Ordinary voting shares	10,432,200	–	–	10,432,200
	Share options	11,250,000	–	–	11,250,000
	Share awards	25,277,199	–	–	25,277,199
					46,959,399
Mr. William J. Amelio	Ordinary voting shares	7,200,000	–	–	7,200,000
	Share awards	31,807,042	–	–	31,807,042
					39,007,042
Ms. Ma Xuezheng	Ordinary voting shares	15,909,975	–	7,240,000	23,149,975
	Share options	6,120,000	–	–	6,120,000
	Share awards	8,397,085	–	–	8,397,085
					37,667,060
Mr. Liu Chuanzhi	Ordinary voting shares	16,010,000	976,000	–	16,986,000
	Share options	5,250,000	–	–	5,250,000
	Share awards	1,084,000	–	–	1,084,000
					23,320,000
Mr. Zhu Linan	Ordinary voting shares	3,720,000	–	–	3,720,000
	Share awards	1,084,000	–	–	1,084,000
					4,804,000
Mr. James G. Coulter	Share awards	520,000	–	–	520,000
Mr. William O. Grabe	Ordinary voting shares	88,274	–	–	88,274
	Share awards	1,084,000	–	–	1,084,000
					1,172,274
Mr. Shan Weijian	Share awards	1,084,000	–	–	1,084,000
Mr. Wong Wai Ming[3]	Share awards	1,084,000	–	–	1,084,000
Professor Woo Chia-Wei	Ordinary voting shares	78,467	–	–	78,467
	Share awards	1,084,000	–	–	1,084,000
					1,162,467
Mr. Ting Lee Sen	Ordinary voting shares	78,467	–	–	78,467
	Share awards	1,084,000	–	–	1,084,000
					1,162,467
Mr. John W. Barter III	Ordinary voting shares	78,467	–	–	78,467
	Share awards	1,084,000	–	–	1,084,000
					1,162,467

Notes: (1) Particulars of directors' interests in the share options of the Company are set out under the section "Share Option Schemes".

(2) Details of share awards are set out under the section "Remuneration Policy" in Corporate Governance section.

(3) Mr. Wong Wai Ming resigned as an independent non-executive director of the Company on May 23, 2007.

Save as disclosed above, as at March 31, 2007, none of the directors or chief executive of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial shareholders' interests in securities of the Company

As at March 31, 2007, the following persons (not being a director or chief executive of the Company) had an interests in the shares or underlying shares of the Company as recorded in the register maintained under section 336 of the SFO:

Name	Nature of interests in long position	Capacity and number of shares/ underlying shares held — Beneficial owner	Corporate interests	Aggregate long position	Percentage *(Note 14)*
Legend Holdings Limited *(Note 1)*	Ordinary voting shares	2,667,636,724	1,530,911,247 *(Note 2)*	4,198,547,971	49.21%
Employees' Shareholding Society of Legend Holdings Limited *(Note 3)*	Ordinary voting shares	–	4,198,547,971	4,198,547,971	49.21%
International Business Machines Corporation *(Note 4)*	Ordinary voting and non-voting shares	1,007,153,271	–	1,007,153,271	11.80%
TPG Advisors IV, Inc.	Underlying shares	–	439,217,834	439,217,834	5.22%
	Preferred Shares	–	967,571	967,571	35.44%
TPG GenPar IV, L.P.	Underlying shares	–	439,217,834	439,217,834	5.22%
	Preferred Shares	–	967,571	967,571	35.44%
TPG Partners IV, L.P.	Underlying shares	–	439,217,834	439,217,834	5.22%
	Preferred Shares	–	967,571	967,571	35.44%
TPG IV Acquisition Company LLC *(Note 5)*	Underlying shares	439,217,834	–	439,217,834	5.22%
	Preferred Shares	967,571	–	967,571	35.44%
Mr. David Bonderman *(Note 6)*	Underlying shares	–	885,180,238	885,180,238	10.52%
	Preferred Shares	–	1,950,000	1,950,000	71.43%
T^3 II Acquisition Company, LLC *(Note 7)*	Preferred Shares	280,429	–	280,429	10.27%
T^3 Partners II, L.P.	Preferred Shares	–	280,429	280,429	10.27%
T^3 GenPar II, L.P.	Preferred Shares	–	280,429	280,429	10.27%
T^3 Advisors II, Inc.	Preferred Shares	–	280,429	280,429	10.27%
TPG III Acquisition Company, LLC *(Note 8)*	Preferred Shares	312,000	–	312,000	11.43%
TPG Partners III, L.P.	Preferred Shares	–	312,000	312,000	11.43%
TPG GenPar III, L.P.	Preferred Shares	–	312,000	312,000	11.43%
TPG Advisors III, Inc.	Preferred Shares	–	312,000	312,000	11.43%
Newbridge Asia Acquisition Company LLC *(Note 9)*	Preferred Shares	390,000	–	390,000	14.29%
Newbridge Asia III, L.P.	Preferred Shares	–	390,000	390,000	14.29%

Substantial shareholders' interests in securities of the Company *(continued)*

Name	Nature of interests in long position	Capacity and number of shares/ underlying shares held — Beneficial owner	Corporate interests	Aggregate long position	Percentage *(Note 14)*
Newbridge Asia GenPar III, L.P.	Preferred Shares	–	390,000	390,000	14.29%
Newbridge Asia Advisors III, Inc.	Preferred Shares	–	390,000	390,000	14.29%
Tarrant Advisors, Inc.	Preferred Shares	–	390,000	390,000	14.29%
GAP (Bermuda) Ltd.	Preferred Shares	–	655,114	655,114	24%
General Atlantic Partners (Bermuda) L.P. *(Note 10)*	Preferred Shares	655,114	–	655,114	24%
GAPCO GmbH & Co. KG *(Note 11)*	Preferred Shares	1,219	–	1,219	0.04%
GAPCO Management GmbH	Preferred Shares	–	1,219	1,219	0.04%
General Atlantic Partners 81, L.P. *(Note 12)*	Preferred Shares	60,251	–	60,251	2.21%
Gapstar, LLC *(Note 13)*	Preferred Shares	9,750	–	9,750	0.36%
General Atlantic LLC	Preferred Shares	–	70,001	70,001	2.56%
GAP Coinvestments IV, LLC	Preferred Shares	11,100	–	11,100	0.41%
GAP Coinvestments III, LLC	Preferred Shares	42,566	–	42,566	1.56%

Notes:

1. The English company name "Legend Holdings Limited" is a direct transliteration of its Chinese company name.

2. The shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.

3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, it is taken to be interested in any shares in which they are interested.

4. International Business Machines Corporation ("IBM") had an interest in an aggregate of 1,307,153,271 ordinary shares, comprising 931,870,515 ordinary voting shares and 375,282,756 ordinary non-voting shares as at the beginning of the year, which were the balance of the consideration shares allotted to IBM pursuant to the Company's acquisition of IBM's global desktop computer and notebook computer business announced in December 2004. On February 5, 2007, IBM placed 300,000,000 ordinary voting shares to investors, leaving a balance of 631,870,515 ordinary voting shares and 375,282,756 ordinary non-voting shares as at March 31, 2007. The ordinary non-voting shares have the same rights as the ordinary voting shares save that the ordinary non-voting shares shall not carry any voting rights until they are converted into listed ordinary voting shares.

5. TPG IV Acquisition Company LLC is indirectly wholly owned by TPG Advisors IV, Inc.

6. Mr. David Bonderman has an interest in underlying shares by virtue of his shareholding in TPG Advisors IV, Inc., TPG Advisors III, Inc., T^3 Advisors II, Inc. and Tarrant Advisors, Inc. (Tarrant Advisors, Inc. owns 50% of the Shares of Newbridge Asia Advisors III, Inc.).

7. T^3 II Acquisition Company, LLC is indirectly wholly owned by T^3 Advisors II, Inc.

8. TPG III Acquisition Company, LLC is indirectly wholly owned by TPG Advisors III, Inc.

9. Newbridge Asia Acquisition Company LLC is indirectly wholly owned by Newbridge Asia Advisors III, Inc.

10. GAP (Bermuda) Ltd. is the general partner of General Atlantic Partners (Bermuda), L.P.

11. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG.

Substantial shareholders' interests in securities of the Company *(continued)*

12. General Atlantic LLC is the general partner of General Atlantic Partners 81, L.P.

13. GapStar, LLC is directly wholly owned by General Atlantic LLC.

14. The percentage of interests is based on the aggregate nominal value of the shares/underlying shares comprising the interests held as a percentage of the aggregate nominal value of all the issued share capital of the Company of the same class immediately after the relevant event and as recorded in the register maintained under section 336 of the SFO.

Save as disclosed above, as at March 31, 2007, no other interest or short positions in the shares or underlying shares of the Company were recorded in the register maintained under section 336 of the SFO.

Retirement scheme arrangements

The Company provides defined benefit pension plans and defined contribution plans for its employees. These benefits form an important part of the company's total compensation and benefits program that is designed to attract and retain highly skilled and talented employees.

Defined benefit pensions plans

Hong Kong – Mandatory Provident Fund

The Group operates a Mandatory Provident Fund Scheme for all qualified employees employed in Hong Kong. They are required to contribute 5 percent of their remunerations (subject to the ceiling under the requirements set out in the Mandatory Provident Fund legislation). The employer's contribution will increase from 5 percent to 7.5 percent and 10 percent respectively after completion of five and ten years of service by the relevant employees. Details of the cost charged to the income statement and forfeited contributions are set out in note 11.

Chinese Mainland – Retirement Schemes

The Group participates in respective local municipal government retirement schemes in the mainland of China ("Chinese Mainland") whereby it is required to make an annual contribution of no more than 20 percent of three times the monthly average salaries as set out by the local municipal government each year. The local municipal governments undertake to assume the retirement benefit obligations of all retirees of the qualified employees in the Chinese Mainland. In July 2006, the Group has established a supplemental retirement program for its employees in China. This is a defined contribution plan, with voluntary employee participation.

In addition to the above, the Group has defined benefit and/or defined contribution plans that cover substantially all regular employees, and supplemental retirement plans that cover certain executives. Information on the principal pension plans sponsored by the Lenovo Group is summarized in this section.

United States of America ("US") – Lenovo Pension Plan

The Company provides U.S. regular, full-time and part-time employees who were employed by IBM prior to being hired by the Company and who were members of the IBM Personal Pension Plan ("PPP") with non-contributory defined benefit pension benefits via the Lenovo Pension Plan. The plan is frozen to new entrants.

The Lenovo Pension Plan consists of a tax-qualified plan and a non-tax-qualified (non-qualified) plan. The qualified plan is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants and beneficiaries. The non-qualified plan, which provides benefits in excess of US Internal Revenue Service limitations for tax-qualified plans, is unfunded.

Pension benefits are calculated using a five year average final pay formula that determines benefits based on a participant's salary and years of service, including prior service with IBM. The benefit is reduced by the amount of the IBM PPP benefit accrued to May 1, 2005, which will be paid by IBM's trust.

For the year ended March 31, 2007, an amount of US$8,595,818 was charged to the income statement with respect to this plan.

The principal results of the most recent actuarial valuation of the plan at March 31, 2007 were the following:

- The actuarial valuation was prepared by Fidelity. The actuaries involved are fully qualified under the requirements of US law.
- The actuarial method used was the Projected Unit Credit Cost method and the principal actuarial assumptions were:

– Discount rate:	5.00%
– Expected return on plan assets:	6.00%
– Future salary increases:	3.00%
– Future pension increases:	0.00%

- The plan was 18% funded at the actuarial valuation date.
- There was a deficit of US$34,161,869 under this plan for this reason at the actuarial valuation date.

Retirement scheme arrangements *(continued)*

Defined benefit pensions plans *(continued)*

Japan – Pension Plan

The Company operates a hybrid plan that consists of a defined contribution up to the annual tax-deductible limit (Yen 216,000) plus a cash balance plan with contributions of 7% of pay. The plan is funded by company contributions to a qualified pension fund and an irrevocable trust fund which is held for the sole benefit of participants and beneficiaries.

For the year ended March 31, 2007, an amount of US$5,380,153 was charged to the income statement with respect to this plan.

The principal results of the most recent actuarial valuation of the plan at March 31, 2007 were the following:

- The actuarial valuation was prepared by Mitsubishi Trust Bank. The actuaries involved are fully qualified under the requirements of Japanese law.
- The actuarial method used was the Projected Unit Credit Cost method and the principal actuarial assumptions were:

– Discount rate:	2.00%
– Expected return on plan assets:	3.50%
– Future salary increases:	3.10%
– Future pension increases:	0.00%

- The plan was 70% funded at the actuarial valuation date.
- There was a deficit of US$25,199,750 under this plan at the actuarial valuation date.

Germany – Pension Plan

The Company operates a hybrid plan that provides a defined contribution for some participants and a final pay defined benefit for other participants, depending on which former IBM plan they were in.

Employees hired by IBM before January 1, 1992 have a defined benefit based on a final pay formula. Employees hired from 1992 to 1999 have a combination of a defined benefit based on a final pay formula and a defined contribution plan with employee required contributions of 7% of pay above the social security ceiling and a 100% company match. Employees hired in or after 2000 have a combination of a cash balance plan with an employer contribution of 2.95% of pay below the social security ceiling, and a voluntary defined contribution plan where employees can contribute specific amounts through salary sacrifice.

The plan is partially funded by company and employee contributions to an insured support fund with DBV-Winterthur up to the maximum tax-deductible limits. In line with standard practice in Germany, the remainder is unfunded (book reserve).

For the year ended March 31, 2007, an amount of US$3,791,701 was charged to the income statement with respect to this plan.

The principal results of the most actuarial valuation of the plan at March 31, 2007 were the following:

- The actuarial valuation was prepared by Kern, Mauch & Kollegen. The actuaries involved are fully qualified under German law.
- The actuarial method used was the Projected Unit Credit Cost method and the principal actuarial assumptions were:

– Discount rate:	4.25%
– Future salary increases:	2.00%
– Future pension increases:	1.50%

- The plan was 61% funded at the actuarial valuation date.
- There was a deficit of US$9,184,820 under this plan at the actuarial valuation date.

Retirement scheme arrangements *(continued)*

Defined Contribution Plans

United States of America ("US") – Lenovo Savings Plan

U.S. regular, full-time and part-time employees are eligible to participate in the Lenovo Savings Plan, which is a tax-qualified defined contribution plan under section 401(k) of the Internal Revenue Code. The Company matches 50 percent of the employee's contribution up to the first 6 percent of the employee's eligible compensation. In addition, for employees who have also completed one year of service and who do not participate in the Lenovo Pension Plan, the Company provides a profit sharing contribution of 5 percent of eligible compensation. Some prior employees of IBM receive additional company contributions varying from 1% to 4% of eligible compensation depending on their age and service as defined under the prior IBM plan they participated in. Employee contributions are voluntary. All contributions, including the Company match, are made in cash, in accordance with the participants' investment elections.

The Company match is immediately vested. However the 5% Company profit sharing contribution is subject to 3 year vesting. Forfeitures of Company contributions arising from employees who leave before they are fully vested in Company contributions are used to reduce future Lenovo contributions. For the period May 1, 2005 to March 31, 2007 the amount of forfeitures was US$115,998, none of which had been used to reduce Lenovo contributions, leaving US$115,998 at March 31, 2007 to be used to reduce Lenovo contributions in the future.

US Lenovo Executive Deferred Compensation Plan

The Company also maintains an unfunded, non-qualified, defined contribution plan, the Lenovo Executive Deferred Compensation Plan ("EDCP"), which allows eligible executives to defer compensation, and to receive Company matching contributions, with respect to amounts in excess of Internal Revenue Service limits for tax-qualified plans. Compensation deferred under the plan, as well as Company matching contributions are recorded as liabilities.

Deferred compensation amounts may be directed by participants into an account that replicates the return that would be received had the amounts been invested in similar Lenovo Savings Plan investment options. Company matching contributions, are directed to participant accounts and fluctuate based on changes in the stock prices of the underlying investment portfolio.

United Kingdom ("UK") – Lenovo Savings Plan

UK regular, full-time and part-time employees are eligible to participate in the Lenovo Stakeholder Plan, which is a tax-qualified defined contribution "stakeholder" plan. For employees hired after April 30, 2005, the Company contributes 6% of an employee's eligible compensation to the employee's account each year until he is 35, and then contributes 8% of his eligible compensation after that age. Prior employees of IBM receive Company contributions varying from 6.7% to 30% of eligible compensation depending on their service and the prior IBM plan they participated in.

Company contributions to the plan are immediately vested and there are no forfeitures.

Canada – Lenovo Savings Plan

Canadian regular, full-time and part-time employees are eligible to participate in the Lenovo Savings Plan, which is a tax-qualified defined contribution plan. The Company contributes 3% to 6% of the employee's eligible compensation, depending on years of service. All contributions, including the Company match, are made in cash, in accordance with the participants' investment elections.

Forfeitures of Company contributions arising from employees who leave before they are fully vested in Company contributions are used to reduce future Lenovo contributions. For the period May 1, 2005 to March 31, 2007 the amount of forfeitures was US$24,371, none of which had been used to reduce Lenovo contributions, leaving US$24,371 at March 31, 2007 to be used to reduce Lenovo contributions in the future.

Facility agreement with covenant on controlling shareholder

The Company entered into a facility agreement with a syndicate of banks on March 13, 2006 (the "Facility Agreement") for a term loan facility of up to US$400 million (the "Facility"). The Facility is repayable on the 42nd, 48th, 54th and 60th months after March 13, 2006. The Facility Agreement includes, inter alia, terms to the effect that it will be an event of default if Legend Holdings Limited, the controlling shareholder of the Company: (i) is not or ceases to be the direct or indirect beneficial owner of 35% or more of the issued share capital of the Company; (ii) does not or ceases to control the Company; or (iii) is not or ceases to be the single largest shareholder of the Company. As at March 31, 2007, the Facility has not been drawn by the Company.

Connected transactions

During the year, the following transactions constitute connected transactions of the Company and require disclosure in the annual report pursuant to rule 14A.45 of the Listing Rules.

Continuing connected transactions with connected persons other than IBM

On March 27, 2006, the Company and Digital China Holdings Limited ("DCHL") entered into (1) a Supplemental Master Sales Agreement (amending a Master Sales Agreement dated May 17, 2004) to govern the sale of IT products and provision of technical services to the Group by DCHL and its subsidiaries ("DC Group") (the "DCHL Sales Arrangement") and (2) a Supplemental Master Purchases Agreement (amending a Master Purchases Agreement dated May 17, 2004) to govern the purchase of computers and IT products (including IBM Products) from the Group by the DC Group (the "DCHL Purchases Arrangement") both for a term of three years. DCHL is an associate of the controlling shareholder of the Company and thus a connected person within the meaning of the Listing Rules.

For the purpose of rule 14A.35(2) of the Listing Rules, maximum aggregate annual values for such transactions were set. The cap amount of purchases under DCHL Sales Arrangement for each of the three financial years ending March 31, 2007, 2008 and 2009 is HK$118 million. The cap amount of sales under DCHL Purchases Arrangement for the three financial years ending March 31, 2007, 2008 and 2009 is HK$1,837.56 million, HK$2,136.23 million and HK$2,404.85 million respectively. Details of the DCHL Sales Arrangement and the DCHL Purchases Arrangement are set out in the Company's announcement dated March 27, 2006 and circular dated May 4, 2006. The abovementioned Supplemental Master Purchases Agreement and the transactions contemplated thereunder were approved by the independent shareholders at an extraordinary general meeting of the Company on May 24, 2006.

Continuing connected transactions with IBM or its associates

1. *Ancillary Agreements*

   Pursuant to the Asset Purchase Agreement entered into by the Company and IBM on December, 7 2004, the Company entered into a range of ancillary agreements and arrangements with IBM. According to such agreements and arrangements, the parties thereto will upon the Initial Closing (i.e. April 30, 2005) provide to each other certain transitional services. Details of the ancillary agreements and arrangements ("Ancillary Agreements") are set out in the circular issued by the Company to the shareholders on December 31, 2004 (the "Circular").

   Because IBM was deemed by the Stock Exchange to be a connected person of the Company under the Listing Rules, the Ancillary Agreements constitute continuing connected transactions of the Company under the Listing Rules. The Ancillary Agreements were approved by the independent shareholders at an extraordinary general meeting of the Company on January 27, 2005 and are subject to reporting requirements under the Listing Rules and the Circular.

   a. Transition Services Agreement and its Amendment Agreement

Services provided:	Transition services in certain finance and accounting function support and certain marketing and sales support, general procurement, human resources and real estate facilities etc. provided by IBM to the Company subject to annual caps below. Pursuant to an Amendment Agreement dated September 22, 2006, the information technology services ("Existing IT Services") will cease to be provided under the Transition Services Agreement but services which are not Existing IT Services shall continue to be provided under the Transition Services Agreement subject to revised annual caps below.
Term:	From the date of the Initial Closing (i.e. April 30, 2005) and range in duration from 12 to 36 months.
Annual caps:	US$285 million, US$223 million and US$197 million for each of the three 12 months period ending April 29, 2006, 2007 and 2008 respectively.
Revised annual caps:	US$12 million for the period from November 7, 2006 to March 31, 2007 and US$10 million and US$2 million for each of the two financial years ending March 31, 2008 and 2009 respectively.
Transaction value:	US$215 million (April 30, 2005 to April 29, 2006) US$86 million (April 30, 2006 to March 31, 2007) US$103 million (April 1, 2006 to March 31, 2007) US$6 million (November 7, 2006 to March 31, 2007 under the Amendment Agreement)

Connected transactions *(continued)*

Continuing connected transactions with IBM or its associates *(continued)*

1. *Ancillary Agreements (continued)*

   b. Strategic Financing and Asset Disposition Services Agreement

Services provided: Strategic financing and asset disposition services including customer financing services, distribution channel financing services and excess surplus disposition services.

Term: For a period of five years from respective applicable closing date for the relevant country.

Annual caps:

(i) Customer Financing Services
If the Company refers customers to IBM to provide financing and leasing services, the aggregate amount of fees payable by IBM to the Company will not exceed US$8 million from April 30, 2005 to April 29, 2006 and US$9 million for each of the four 12 months period ending April 29, 2007, 2008, 2009 and 2010.

(ii) Distribution Channel Financing Services
If IBM finances resellers purchase of inventory from the Company, the aggregate amount of fees payable by the Company to IBM will not exceed US$84 million, US$86 million, US$87 million, US$89 million and US$90 million for each of the five 12 months period ending April 29, 2006, 2007, 2008, 2009 and 2010 respectively.

(iii) Excess Surplus Disposition Services
If IBM purchases any used personal computing products returned to resellers, the maximum amount of fees payable by IBM to the Company will not exceed US$58 million, US$60 million, US$61 million, US$62 million and US$63 million for each of the five 12 months period ending April 29, 2006, 2007, 2008, 2009 and 2010 respectively.

Transaction value:

(i) Customer Financing Services
US$3 million (April 30, 2005 to April 29, 2006)
US$4 million (April 30, 2006 to March 31, 2007)
US$5 million (April 1, 2006 to March 31, 2007)

(ii) Distribution Channel Financing Services
US$52 million (April 30, 2005 to April 29, 2006)
US$55 million (April 30, 2006 to March 31, 2007)
US$60 million (April 1, 2006 to March 31, 2007)

(iii) Excess Surplus Disposition Services
US$15 million (April 30, 2005 to April 29, 2006)
US$14 million (April 30, 2006 to March 31, 2007)
US$14 million (April 1, 2006 to March 31, 2007)

Connected transactions *(continued)*

Continuing connected transactions with IBM or its associates *(continued)*

1. *Ancillary Agreements (continued)*

c. IGS Services Agreement

Services provided:	Maintenance and warranty services provided by IBM to the Company or its customers.
Term:	For a period of five years from April 30, 2005 and automatically extend for additional one-year periods each unless written notice of termination was given.
Annual caps:	(i) If the Company engages IBM to perform services, the aggregate amount payable by the Company to IBM will not exceed US$273 million, US$318 million, US$188 million, US$191 million and US$195 million for each of the five 12 months period ending April 29, 2006, 2007, 2008, 2009 and 2010 respectively.
	(ii) If the Company refers customers to purchase IBM's services, the aggregate amount of fees payable by IBM to the Company will not exceed US$15 million for each of the three 12 months period ending April 29, 2006, 2007 and 2008 and US$16 million for each of the two 12 months period ending April 29, 2009 and 2010.
Transaction value:	(i) US$40 million (April 30, 2005 to April 29, 2006) US$186 million (April 30, 2006 to March 31, 2007) US$198 million (April 1, 2006 to March 31, 2007)
	(ii) Nil (April 30, 2005 to April 29, 2006) Nil (April 30, 2006 to March 31, 2007) Nil (April 1, 2006 to March 31, 2007)

d. Marketing Support Agreement and its Amendment Agreement

Services provided:	IBM provides client team support to the Company to assist it in its post-initial closing sales coverage of the Company's customers by providing various services. Pursuant to an Amendment Agreement dated September 22, 2006, the information technology services ("Existing IT Services") will cease to be provided under the Marketing Support Agreement but services which are not Existing IT Services shall continue to be provided under the Marketing Support Agreement.
Term:	For a period of five years from April 30, 2005.
Annual caps:	US$291 million, US$278 million, US$194 million, US$77 million and US$26 million for each of the five 12 months period ending April 29, 2006, 2007, 2008, 2009 and 2010 respectively.
Revised annual caps:	US$53 million for the period from November 7, 2006 to March 31, 2007 and US$1 million for the financial year ending March 31, 2008.
Transaction value:	US$198 million (April 30, 2005 to April 29, 2006) US$102 million (April 30, 2006 to March 31, 2007) US$113 million (April 1, 2006 to March 31, 2007) US$16 million (November 7, 2006 to March 31, 2007 under the Amendment Agreement)

Connected transactions *(continued)*

Continuing connected transactions with IBM or its associates *(continued)*

1. *Ancillary Agreements (continued)*

e. Internal Use Purchase Agreement

Services provided:	IBM agreed to purchase from the Company of not less than 95% of the personal computers IBM requires worldwide for internal use. IBM also has the right to buy personal computers from the Company for resale in certain cases.
Term:	For a period of five years from April 30, 2005.
Annual caps:	US$500 million, US$512 million, US$520 million, US$530 million and US$541 million for each of the five 12 months period ending April 29, 2006, 2007, 2008, 2009 and 2010 respectively.
Transaction value:	US$110 million (April 30, 2005 to April 29, 2006) US$242 million (April 30, 2006 to March 31, 2007) US$252 million (April 1, 2006 to March 31, 2007)

f. Master Distribution Agreement

Services provided:	The Company provides IBM with personal computers and certain services when the relevant customers have previously entered into non-assignable purchase agreements with IBM or insist on purchasing products and services directly from IBM.
Term:	For a period of two years from April 30, 2005.
Annual caps:	Nil
Transaction value:	US$121 million (April 30, 2005 to April 29, 2006) US$15 million (April 30, 2006 to March 31, 2007) US$18 million (April 1, 2006 to March 31, 2007)

g. Real Estate Arrangements

Services provided:	Real Estate Arrangements between the Company and IBM including the acquisition of leasehold interests held by IBM, sublease of portions of properties currently leased and to be retained by IBM and occupancy of certain additional properties for a transitional period, option to elect either short term licence or longer term lease with respect to certain sites, option to elect either short term licence or assumption of lease for balance of lease term etc.
Term:	Up to a maximum period of five years from the applicable closing date for the relevant country.
Annual caps:	US$78 million, US$54 million, US$30 million, US$30 million and US$31 million for the five 12 months period ending April 29, 2006, 2007, 2008, 2009 and 2010 respectively.
Transaction value:	US$15 million (April 30, 2005 to April 29, 2006) US$3 million (April 30, 2006 to March 31, 2007) US$4 million (April 1, 2006 to March 31, 2007)

Connected transactions *(continued)*

Continuing connected transactions with IBM or its associates *(continued)*

2. *Continuing Connected Transactions other than the Ancillary Agreements entered into between the Company and IBM (or between their respective associates):*

(a) (i) A China Services Agreement dated April 27, 2005 ("CSA") pursuant to which Changchun Blue Express Computer Engineering Technology Co., Ltd. agreed to provide maintenance and warranty services on products sold in the PRC to International Information Products (Shenzhen) Co., Ltd., a subsidiary of the Company, for a period of five years from August 9, 2005 and will extend for a term of one or more additional periods of one year each. The annual cap for each of the three financial years ending March 31, 2008 is US$8,800,000, US$22,000,000 and US$13,600,000 respectively. This agreement was terminated during the year on September 30, 2006. The transaction amount from April 1, 2006 to September, 30, 2006 is US$16,533,000.

(ii) A Reverse Transition Services Agreement dated April 30, 2005 ("Reverse TSA") pursuant to which the Company agreed to provide certain transition services including after sales services, procurement, programming, sales, marketing and sharing of Global Market View client data provided by the Group to IBM and its affiliates for a term ranging from approximately 7 months to 5 years from August 9, 2005. The annual cap for each of the three financial years ending March 31, 2008 is US$45,400,000, US$29,800,000 and US$7,600,000 respectively. The transaction amount in this financial year is US$8,304,000.

Details of the CSA and the Reverse TSA are set out in the circular issued by the Company to the shareholders on July 23, 2005. CSA and the Reverse TSA were approved by the independent shareholders at an extraordinary general meeting of the Company on August 9, 2005.

(b) A Master Services Agreement dated December 30, 2005 ("HR-MSA") pursuant to which IBM agreed to provide certain human resources related information technology services to the Group for a term of three years with an option to the Company to extend for two more years. Details of the HR-MSA are set out in an announcement published by the Company on January 17, 2006. The transaction amount in this financial year is US$19,836,000 and the transaction amount for the period from December 30, 2005 to December 29, 2006 is US$18,626,000.

(c) A letter agreement dated March 30, 2006 pursuant to which IBM and the Company agreed to extend or renew, for 35 IBM locations, the corresponding license agreements for a fixed term of 60 days or 90 days at an aggregate license fee not exceeding US$3,630,633. Details of the letter agreement are set out in an announcement published by the Company on April 21, 2006.

(d) An IBM International Customer Agreement dated May 26, 2006 ("IICA") pursuant to which IBM agreed to license, sell or provide certain IT products and services to the Group for a term of three years. The IT products include programs and machines while the IT services include the performance of task and provision of advice and counsel, assistance, support or access to a resource. Details of the IICA are set out in an announcement published by the Company on June 26, 2006. The transaction amount in this financial year is US$23,519,000.

(e) A Software License Agreement dated June 1, 2006 ("Software Agreement") pursuant to which the Group agreed to license to IBM the use of certain software programs related to the Lenovo ThinkVantage Technologies client application for a fixed term of three years with an option of extension exercisable by the Group to extend the term for another two years. Details of the Software Agreement are set out in an announcement published by the Company on June 26, 2006. The transaction amount in this financial year is US$280,000.

(f) A Sub-lease Agreement dated June 30, 2006 ("Sub-lease Agreement") pursuant to which IBM agreed to sub-lease the laboratory space in Yamato, Japan to the Group for a term of three years from July 1, 2006. Details of the Sub-lease Agreement are set out in an announcement published by the Company on July 17, 2006. The transaction amount in this financial year is US$1,189,000.

(g) A Facilities Maintenance Services Agreement dated June 30, 2006 ("Facilities Maintenance Services Agreement") pursuant to which the Group agreed to retain IBM to perform facilities maintenance services for its office and laboratory space at Yamato, Japan for a fixed term of nine months commencing from July 1, 2006 and expiring on March 31, 2007, with an option of renewal exercisable by the Group to extend the term for up to three years. Facilities maintenance services include building security services; general maintenance services; planning and management services in respect of internal relocation; management of chemicals and industrial waste; and certain administrative and other related facilities services. Details of the Facilities Maintenance Services Agreement are set out in an announcement published by the Company on July 17, 2006. The transaction amount in this financial year is US$566,000.

Connected transactions *(continued)*

Continuing connected transactions with IBM or its associates *(continued)*

2. *Continuing Connected Transactions other than the Ancillary Agreements entered into between the Company and IBM (or between their respective associates): (continued)*

   (h) A Maintenance Agreement dated July 6, 2006 ("Maintenance Agreement") pursuant to which the Group agreed to provide IBM of maintenance and warranty services in the PRC on IBM logoed, other logoed and non-logoed products sold by IBM prior to Initial Closing (i.e. April 30, 2005) for a term of 20.5 months commencing from October 1, 2006 till June 15, 2008. Details of the Maintenance Agreement are set out in an announcement published by the Company on July 17, 2006. The transaction amount in this financial year is US$4,456,000.

   (i) A Master Services Agreement dated September 22, 2006 ("IT-MSA") pursuant to which IBM agreed to provide certain IT services worldwide to the Group for a term of not exceeding seven years commencing from November 7, 2006 and expiring on August 31, 2013 and the Group may, at its option, extend the term for two additional periods of one year each. The IT-MSA provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for the Group. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into Amendment Agreements ("Amendment Agreements") amending the Transition Services Agreement and the Marketing Support Agreement entered into on December 7, 2004. Details of the IT-MSA and the Amendment Agreements are set out in the circular issued by the Company to the shareholders on October 19, 2006. IT-MSA and the Amendment Agreements were approved by the independent shareholders at an extraordinary general meeting of the Company on November 7, 2006. The transaction amount in this financial year is US$92,828,000.

   (j) A Master End-User Services Agreement dated January 23, 2007 ("EUS Agreement") pursuant to which IBM agreed to provide project based technical support services to the Group for the benefit of its customers for a term of five years commencing from February 5, 2007. Such services include fee-based technical support services in respect of the Group's new service offerings to its customers, and include additional services as such as PC installation, deployment, help desk, recycling and other related services to be delivered to the Group's customers. Details of the EUS Agreement are set out in an announcement published by the Company on February 5, 2007. No transaction amount was booked in this financial year.

In accordance with rule 14A.37 of the Listing Rules, the independent non-executive directors of the Company have reviewed the above continuing connected transactions and confirmed that the transactions have been entered into:

(1) in the ordinary and usual course of business of the Group;

(2) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Group as a whole.

IBM ceased to be a connected person

As at the date of this annual report, IBM's shareholding interest in the Company is below 10% of the issued ordinary share capital of the Company and hence it has ceased to be a connected person of the Company under the Listing Rules.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

Public float

Based on the information that is publicly available to the Company and within the knowledge of the directors of the Company, as at the date of this report, there is sufficient public float of more than 25 percent of the Company's issued shares as required under the Listing Rules.

On behalf of the Board



Yang Yuanqing
Chairman

Hong Kong, May 23, 2007



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF LENOVO GROUP LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Lenovo Group Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 75 to 131, which comprise the consolidated and Company balance sheets as at March 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibilities for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, May 23, 2007

CONSOLIDATED INCOME STATEMENT

For the year ended March 31, 2007

	Note	2007 US$'000	2006 US$'000
Sales	5	**14,590,204**	13,275,751
Cost of sales		**(12,553,567)**	(11,417,307)
Gross profit		**2,036,637**	1,858,444
Other income/(expense) – net	6	**8,187**	(7,739)
Selling and distribution expenses		**(1,114,624)**	(1,028,323)
Administrative expenses		**(498,656)**	(433,578)
Research and development expenses		**(227,362)**	(194,932)
Other operating income/(expense) – net		**(9,518)**	(82,171)
Operating profit		**194,664**	111,701
Finance income	7	**26,329**	24,229
Finance costs	8	**(35,133)**	(51,981)
Share of profits of jointly controlled entities		**–**	138
Share of profits of associated companies		**1,869**	464
Profit before taxation	9	**187,729**	84,551
Taxation	10	**(26,591)**	(56,881)
Profit for the year		**161,138**	27,670
Profit attributable to:			
Shareholders of the Company	13	**161,138**	22,210
Minority interests		**–**	5,460
		161,138	27,670
Dividends	14	**59,331**	59,198
Earnings per share	15		
– Basic		**US1.87 cents**	US0.25 cent
– Diluted		**US1.84 cents**	US0.25 cent

BALANCE SHEETS

At March 31, 2007

	Note	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Non-current assets					
Property, plant and equipment	16	**326,058**	222,364	**613**	1,632
Prepaid lease payments	17	**5,807**	6,412	**–**	–
Construction-in-progress	18	**20,438**	27,965	**16,500**	18,100
Intangible assets	19	**1,867,689**	1,909,805	**5,413**	–
Investments in subsidiaries	20(a)	**–**	–	**1,145,721**	1,034,808
Investments in associated companies	21	**3,908**	9,060	**–**	–
Deferred tax assets	22	**101,551**	62,345	**–**	–
Available-for-sale financial assets	23	**42,938**	30,250	**361**	469
Other non-current assets		**20,000**	36,816	**–**	–
		2,388,389	2,305,017	**1,168,608**	1,055,009
Current assets					
Amounts due from subsidiaries	20(b)	**–**	–	**855,145**	1,121,842
Inventories	24	**357,663**	363,135	**–**	–
Trade receivables	25(a)	**641,593**	484,773	**–**	–
Notes receivable	25(b)	**190,857**	92,522	**–**	–
Deposits, prepayments and other receivables		**784,857**	790,130	**7,062**	13,397
Tax recoverable		**22,041**	–	**–**	–
Cash and cash equivalents	26	**1,063,716**	1,004,981	**92,626**	104,396
		3,060,727	2,735,541	**954,833**	1,239,635
Total assets		**5,449,116**	5,040,558	**2,123,441**	2,294,644
Share capital	30	**28,504**	28,504	**28,504**	28,504
Reserves	31	**1,105,028**	1,015,399	**1,532,040**	1,401,790
Shareholders' funds		**1,133,532**	1,043,903	**1,560,544**	1,430,294
Minority interests		**744**	744	**–**	–
Total equity		**1,134,276**	1,044,647	**1,560,544**	1,430,294
Non-current liabilities	29	**789,058**	813,586	**428,514**	460,858
Current liabilities					
Amounts due to subsidiaries	20(b)	**–**	–	**121,584**	260,174
Trade payables	27(a)	**1,977,206**	1,683,171	**–**	–
Notes payable	27(b)	**49,154**	49,433	**–**	–
Provisions, accruals and other payables	28	**1,412,864**	1,259,980	**12,799**	23,318
Tax payable		**60,013**	39,604	**–**	–
Short-term bank loans		**18,028**	128,358	**–**	120,000
Amount payable for marketing rights	29(a)	**8,517**	21,779	**–**	–
		3,525,782	3,182,325	**134,383**	403,492
Total liabilities		**4,314,840**	3,995,911	**562,897**	864,350
Total equity and liabilities		**5,449,116**	5,040,558	**2,123,441**	2,294,644
Net current (liabilities)/assets		**(465,055)**	(446,784)	**820,450**	836,143
Total assets less current liabilities		**1,923,334**	1,858,233	**1,989,058**	1,891,152

On behalf of the Board



William J. Amelio
Director



Ma Xuezheng
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2007

	Note	2007 **US$'000**	2006 US$'000
Cash flows from operating activities			
Net cash generated from operations	36(a)	**570,924**	1,132,344
Finance income		**26,329**	24,229
Tax paid		**(59,706)**	(73,757)
Net cash generated from operating activities		**537,547**	1,082,816
Cash flows from investing activities			
Purchase of property, plant and equipment		**(142,967)**	(73,683)
Sale of property, plant and equipment		**6,462**	3,018
Payment for construction-in-progress		**(39,601)**	(25,840)
Payment for intangible assets		**(60,533)**	(22,717)
Net proceeds/(payment) from disposal of investments		**9,814**	(420)
Payment for acquisition of a business		**–**	(651,612)
Capital contribution to an associated company		**–**	(1,479)
Settlement of loan from a jointly controlled entity		**–**	1,282
Payment for acquiring minority shareholder's interests in a subsidiary		**–**	(8,876)
Proceeds from disposal of an associated company		**–**	10,248
Proceeds from partial disposal of interest in an associated company		**22,181**	–
Net cash used in investing activities		**(204,644)**	(770,079)
Cash flows from financing activities	36(b)		
Issue of convertible preferred shares and warrants		**–**	350,000
Exercise of share options		**9,865**	34,837
Repurchase of shares		**(10,445)**	(153,299)
Contributions to employee share trusts		**(84,892)**	(51,043)
Dividends paid		**(57,724)**	(58,705)
(Decrease)/increase in bank borrowings		**(110,330)**	228,358
Finance costs paid		**(26,342)**	(44,913)
Net cash (used in)/generated from financing activities		**(279,868)**	305,235
Increase in cash and cash equivalents		**53,035**	617,972
Effect of foreign exchange rate changes		**5,700**	(92)
Cash and cash equivalents at the beginning of the year		**1,004,981**	387,101
Cash and cash equivalents at the end of the year		**1,063,716**	1,004,981

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended March 31, 2007

	Share capital US$'000	Share premium US$'000	Convertible rights in respect of convertible preferred shares and warrants US$'000	Surplus arising on consolidation US$'000	Exchange reserve US$'000	Investment revaluation reserve US$'000	Share redemption reserve US$'000	Employee share trusts US$'000	Share-based compensation reserve US$'000	Retained earnings/ (accumulated losses) US$'000	Minority interests US$'000	Total US$'000
At April 1, 2006	28,504	1,043,260	10,769	-	(3,313)	(3,579)	396	(51,043)	22,791	(3,882)	744	1,044,647
Fair value gain on available-for-sale financial assets	-	-	-	-	-	21,560	-	-	-	-	-	21,560
Exchange differences	-	-	-	-	(19,443)	-	-	-	-	-	-	(19,443)
Profit for the year	-	-	-	-	-	-	-	-	-	161,138	-	161,138
Vesting of shares under long-term incentive program	-	-	-	-	-	-	-	8,634	(8,372)	-	-	262
Reserve realized on disposal of available-for-sale financial assets	-	-	-	-	-	(2,903)	-	-	-	-	-	(2,903)
Transfer of warrants from non-current liabilities at fair value	-	-	35,210	-	-	-	-	-	-	-	-	35,210
Exercise of share options	101	9,764	-	-	-	-	-	-	-	-	-	9,865
Share-based compensation	-	-	-	-	-	-	-	-	37,001	-	-	37,001
Repurchase of shares	(101)	(10,445)	-	-	-	-	101	-	-	-	-	(10,445)
Contributions to employee share trusts	-	-	-	-	-	-	-	(84,692)	-	-	-	(84,892)
Dividends paid	-	-	-	-	-	-	-	-	-	(57,724)	-	(57,724)
At March 31, 2007	28,504	1,042,579	45,979	-	(22,756)	15,078	497	(127,301)	51,420	99,532	744	1,134,276

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(CONTINUED)*

For the year ended March 31, 2006

	Share capital US$'000	Share premium US$'000	Convertible rights in respect of convertible preferred shares US$'000	Surplus arising on consolidation US$'000	Exchange reserve US$'000	Investment revaluation reserve US$'000	Share redemption reserve US$'000	Employee share trusts US$'000	Share-based compensation reserve US$'000	Retained earnings/ (accumulated losses) US$'000	Minority interests US$'000	Total US$'000
At April 1, 2005	23,958	610,449	-	3,573	268	(453)	396	-	-	29,040	3,027	670,258
Adoption of HKFRS 3	-	-	-	(3,573)	-	-	-	-	-	3,573	-	-
As restated	23,958	610,449	-	-	268	(453)	396	-	-	32,613	3,027	670,258
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(3,099)	-	-	-	-	-	(3,099)
Exchange differences	-	-	-	-	(3,581)	-	-	-	-	-	75	(3,506)
Profit for the year	-	-	-	-	-	-	-	-	-	22,210	5,460	27,670
Acquisition of minority shareholder's interests in a subsidiary	-	-	-	-	-	-	-	-	-	-	(7,793)	(7,793)
Disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	(25)	(25)
Reserves realized on disposal of available-for-sale financial assets	-	-	-	-	-	(27)	-	-	-	-	-	(27)
Issue of ordinary shares	5,586	550,233	-	-	-	-	-	-	-	-	-	555,819
Issue of convertible preferred shares	-	-	10,769	-	-	-	-	-	-	-	-	10,769
Exercise of share options	357	34,480	-	-	-	-	-	-	-	-	-	34,837
Share-based compensation	-	-	-	-	-	-	-	-	22,791	-	-	22,791
Repurchase of shares	(1,397)	(151,902)	-	-	-	-	-	-	-	-	-	(153,299)
Contributions to employee share trusts	-	-	-	-	-	-	-	(51,043)	-	-	-	(51,043)
Dividends paid	-	-	-	-	-	-	-	-	-	(56,705)	-	(58,705)
At March 31, 2006	28,504	1,043,260	10,769	-	(3,313)	(3,579)	396	(51,043)	22,791	(3,862)	744	1,044,647

NOTES TO THE FINANCIAL STATEMENTS

1 Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and the disclosure requirements set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The financial statements have been prepared under the historical cost convention except that financial assets and financial liabilities are stated at fair value.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

(a) Change in presentation currency

Effective from April 1, 2006, the Group has changed its presentation currency for the preparation of its financial statements from Hong Kong dollars ("HK$") to United States dollars ("US dollars" or "US$"). The Board considers the change will result in a more appropriate presentation of the Group's transactions in the financial statements. The comparative figures in these audited financial statements are translated from Hong Kong dollars to US dollars using the rates that approximate the closing rates for balance sheet items and average rates for the year under review for income statement items.

The change in presentation currency has no significant impact on the financial position of the Group as at March 31, 2006 and 2007, or the results and cash flows of the Group for year ended March 31, 2006 and 2007.

(b) Change in presentation format

The Group has elected to present its income statement by function of expense with effect from April 1, 2006. The Board considers that it is more appropriate for the Group to present the income statement by function of expense.

(c) Comparative figures

As a result of the changes in presentation currency for the preparation of its financial statements and the presentation format of the income statement, the comparative information has been reclassified to conform to the current year's presentation.

(d) Accounting policies

At the date of approval of these financial statements, the following new standards, amendments to standards and interpretations have been issued but are not effective for 2006/07 and have not been early adopted:

- HK(IFRIC) - Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after May 1, 2006
- HK(IFRIC) - Int 9, "Reassessment of embedded derivatives", effective for annual periods beginning on or after June 1, 2006
- HK(IFRIC) - Int 10, "Interim financial reporting and impairment", effective for annual periods beginning on or after November 1, 2006
- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after January 1, 2007
- Amendment to HKAS 1, "Capital disclosures", effective for annual periods beginning on or after January 1, 2007
- HK(IFRIC) - Int 11, "HKFRS 2 – Group and treasury share transactions", effective for annual periods beginning on or after March 1, 2007
- HKFRS 8, "Operating segments", effective for annual periods beginning on or after January 1, 2009
- HK(IFRIC) - Int 12, "Service concession arrangements", effective for annual periods beginning on or after January 1, 2008

The adoption of the above standards, amendments and interpretations in future periods is not expected to result in substantial changes to the Group's accounting policies except that additional disclosures may be required.

2 Significant accounting policies

The significant accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to March 31.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2(g)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

(ii) Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(iii) In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Joint ventures

(i) A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

(ii) The results and assets and liabilities of jointly controlled entities are incorporated into the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entity, less any identified impairment loss. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

(iii) In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

2 Significant accounting policies *(continued)*

(c) Associated companies

(i) An associated company is an entity, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence, but not control, is exercised in its management, generally accompanying a shareholding of between 20% and 50% of the voting rights.

(ii) The results and assets and liabilities of associated companies are incorporated into the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associated companies are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associated companies, less any identified impairment loss. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associated company.

(iii) Unrealized gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealized losses are eliminated unless the transaction provides evidence of an impairment of the assets transferred.

(iv) In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(d) Translation of foreign currencies

(i) Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The Company's functional currency is Hong Kong dollars. The financial statements of the Company and of the Group are presented in United States dollars, which is the Group's presentation currency (Note 1(a)).

(ii) Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the investment revaluation reserve in equity.

(iii) The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2 Significant accounting policies *(continued)*

(e) Property, plant and equipment

(i) Buildings and leasehold improvements

Buildings comprise mainly factory and office premises. Buildings and leasehold improvements are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation of buildings is calculated to write off their cost to their estimated residual value on the straight-line basis over the unexpired periods of the leases or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2 to 5 percent.

Depreciation of leasehold improvements is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group of 5 to 10 years or unexpired periods of the leases whichever is shorter. The principal annual rates used for this purpose are 10 to 20 percent.

(ii) Other tangible fixed assets

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on other tangible fixed assets is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Plant and machinery	5 - 10%
Furniture and fixtures	20 - 33%
Office equipment	10 - 20%
Motor vehicles	20 - 33%

(iii) Gain or loss on disposal of tangible fixed assets

Gain or loss on disposal of a tangible fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement.

(iv) Subsequent costs

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

(f) Construction-in-progress

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction or installation of buildings and plant and machinery or internal use software as well as interest expenses and exchange differences on the related funds borrowed during the construction, installation and testing periods and prior to the date when the assets were put into use, less any accumulated impairment losses. No depreciation or amortization is provided for on construction-in-progress. On completion, the buildings and plant and machinery or internal use software are transferred to tangible fixed assets or intangible assets at cost less accumulated impairment losses.

(g) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies and jointly controlled entities is included in investments in associated companies and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Trademarks and trade names

Trademarks and trade names are shown at historical cost.

Trademarks and trade names that have an indefinite useful life are tested annually for impairment and carried at cost less accumulated impairment losses.

Trademarks and trade names that have a definite useful life are carried at cost less accumulated amortization. The costs incurred to acquire trademarks and trade names are amortized over their estimated useful lives.

2 Significant accounting policies *(continued)*

(g) Intangible assets *(continued)*

(iii) Internal use software

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 5 years.

(iv) Customer relationships

Customer relationships represent the fair value attributed to the customer base or existing contractual bids with customers taken over as a result of business combinations. The amount is amortized over the transition period until the customer relationships are fully transferable to the Group.

(v) Patents, technology and marketing rights

Expenditure on acquired patents, technology and marketing rights is capitalized and amortized on a systematic basis over their useful lives.

(h) Impairment of assets

Assets that have an indefinite useful life or are not yet available for use are not subject to depreciation or amortization and are tested annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(i) Financial assets

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2(k)).

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

2 Significant accounting policies *(continued)*

(i) Financial assets *(continued)*

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis, and in the case of work-in-progress and finished goods (except for trading products), cost comprises direct materials, direct labour and an attributable proportion of production overheads. For trading products, cost represents invoiced value on purchases, less purchase returns and discounts. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Non-base manufacturing costs are costs that are periodic in nature as opposed to product specific. They are typically incurred after the physical completion of the product and include items such as outbound freight for in-country finished goods shipments, warranty costs, engineering changes, storage and warehousing cost, and contribute to bringing inventories to their present location and condition. Non-base manufacturing costs enter into the calculation of gross margin but are not recognized as cost of inventories.

(k) Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is made to the extent that they are considered to be doubtful. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(l) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents mainly comprise cash on hand, deposits held at call with banks and highly liquid investments which are subject to an insignificant risk of changes in value.

(m) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Convertible preferred shares, which are mandatorily redeemable on a specific date, are classified as compound financial instrument. The fair value of the liability portion of convertible preferred shares is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the convertible preferred shares. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders' equity, net of income tax effects.

The dividends on these convertible preferred shares and the relevant finance costs calculated using the effective interest method are recognized in the income statement as interest expense.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2 Significant accounting policies *(continued)*

(n) Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge) or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

The Group did not apply hedge accounting in respect of the derivative financial instruments and hedging activities undertaken during the two years ended March 31, 2006 and 2007.

(o) Provisions

(i) Provisions for environmental restoration, restructuring costs and legal claims

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring costs provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

(ii) Warranty provision

The Group records warranty liabilities at the time of sale for the estimated costs that will be incurred under its basic limited warranty. The specific warranty terms and conditions vary depending upon the product and the country in which it was sold, but generally includes technical support, repair parts and labour associated with warranty repair and service actions. The period ranges from one to three years. The Group reevaluates its estimates on a quarterly basis to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2 Significant accounting policies *(continued)*

(p) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognized as a provision.

(q) Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor the taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(r) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease term.

(s) Revenue

(i) Sale of goods

Revenue includes sale of hardware, software and peripherals, and services. Revenue from the sale of goods is recognized, net of an allowance for estimated returns, when both ownership and risk of loss are effectively transferred to customer, generally a persuasive evidence of a sales arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Revenue from extended warranty contracts is deferred and amortized as earned over the contract period, generally of three years. Revenue associated with undelivered elements is deferred and recorded when delivery occurs. Revenue from provision of systems integration service and information technology technical service is recognized over the term of contract or when services are rendered.

The Group defers the cost of shipped products awaiting revenue recognition until the goods are delivered and revenue is recognized. In-transit product shipments to customers of US$129 million as at March 31, 2007 (2006: US$108 million) are included in deposits, prepayments and other receivables in the consolidated balance sheet.

(ii) Other income

Interest income is accrued on a time proportion basis on the principal amounts outstanding and at the rates applicable.

Dividend income is recognized when the right to receive payment is established.

2 Significant accounting policies *(continued)*

(t) Employee benefits

(i) Pension obligations

The Group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The benefit payable to the employee is the amount of the contributions plus the accumulated investment returns.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate or government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the income statement in the year they occur.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The Group's contributions to local municipal government retirement schemes in connection with retirement benefit schemes in Mainland of China ("Chinese Mainland") are expensed as incurred. The local municipal governments in the Chinese Mainland assume the retirement benefit obligations of the qualified employees.

(ii) Post-employment medical benefits

The Group operates a number of post-employment medical benefit schemes, the largest being in the United States. The method of accounting, assumptions and the frequency of valuations for material schemes are similar to those used for defined benefit pension schemes. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognized in the income statement in the year they occur. These obligations are valued annually by independent qualified actuaries.

(iii) Long-term incentive program

The Group operates a long-term incentive program to recognize employees' individual and collective contributions, and includes three types of awards, namely share appreciation rights, restricted share units and performance share units ("Long-term Incentive Awards"). The Company reserves the right, at its discretion, to pay the award in cash or ordinary shares of the Company. The fair value of the employee services received in exchange for the grant of the Long-term Incentive Awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the Long-term Incentive Awards granted. Non-market vesting conditions (for example, profitability and sales growth targets) are included in assumptions about the number of Long-term Incentive Awards that are expected to become exercisable/vested.

At each balance sheet date, the Group revises its estimates of the number of Long-term Incentive Awards that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Employee share trusts are established for the purposes of awarding shares to eligible employees under the long-term incentive program. The employee share trusts are administered by independent trustee and are funded by the Group's cash contributions and recorded as contributions to employee share trusts in equity. The administrator of the employee share trusts buys the Company's shares in the open market for award to employees upon vesting.

Upon vesting by the employees, the corresponding amounts in the share-based compensation reserve will be transferred to share capital (nominal value) and share premium for new allotment of shares to employees, or to the employee share trusts for shares awarded to employees by the employee share trusts.

2 Significant accounting policies *(continued)*

(t) Employee benefits *(continued)*

(iv) Share options

In accordance with the transitional provision of HKFRS 2, share options granted after November 7, 2002 and which were unvested on April 1, 2005 were expensed retrospectively in the income statement of the respective periods. At April 1, 2005, the Group had no option granted after November 7, 2002 that had not yet vested. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(u) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3 Financial risk management

The Group's activities expose it to a variety of financial risks, such as foreign currency risk, credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. The Group may use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the group treasury department under approved policies. The group treasury department identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Group has the overall risk management covering specific areas such as foreign exchange risk, credit risk, interest rate risk, use of derivative financial instruments and investing excess liquidity.

(a) Financial risk factors

(i) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Hong Kong dollar, Euro, Renminbi and US dollar. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. To manage the foreign exchange risk, the Group uses external forward currency contracts to hedge a percentage of future transactions which are highly probable. The Group's risk management policy is to hedge up to 75 percent of anticipated transactions in each major currency for a period of up to 3 months.

(ii) Credit risk

The Group has no significant concentration of credit risk. The Group's credit risk is primarily attributable to trade and other receivables. The Group has a credit policy in place and exposures to these credit risks are monitored on an ongoing basis.

(iii) Interest rate risk

The Group does not subject to significant impact to its income and operating cash flows from the changes in market interest rates.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding by keeping cash and committed credit lines available.

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 Critical accounting estimates and judgments

The preparation of financial statements often requires the use of judgment to select specific accounting methods and policies from several acceptable alternatives. Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The following is the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of the financial statements:

(a) Impairment of assets

The Group tests at least annually whether goodwill and other assets that have indefinite useful lives have suffered any impairment.

Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit has been determined based on the asset's fair value less costs to sell. These assessments require the use of estimates.

The fair value less costs to sell primarily use cash flow projections based on five-year financial budgets approved by management and estimated terminal values at the end of the five year period. There are a number of assumptions and estimates involved for the preparation of cash flow projections for the period covered by the approved budget and the estimated terminal value. Key assumptions include the expected growth in revenues and operating margin, effective tax rate, growth rates and selection of discount rates, to reflect the risks involved and the earnings multiple that can be realized for the estimated terminal value.

Management prepared the financial budgets reflecting actual and prior year performance and market development expectations. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and therefore the results of the impairment reviews.

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Judgment is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The tax liabilities recognized are based on management's assessment of the likely outcome.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements.

Deferred tax assets are mainly recognized for temporary differences such as warranty provision, accrued sales rebates, bonus accruals and other accrued expenses, and unused tax losses carried forward to the extent it is probable that future taxable profits will be available against which deductible temporary differences and the unused tax losses can be utilized, based on all available evidence. Recognition primarily involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all of the deferred tax assets will ultimately be realized, such as the existence of taxable temporary differences, group relief, tax planning strategies and the periods in which estimated tax losses can be utilized. The carrying amount of deferred tax assets and related financial models and budgets are reviewed at each balance sheet date and to the extent that there is insufficient convincing evidence that sufficient taxable profits will be available within the utilization periods to allow utilization of the carry forward tax losses, the asset balance will be reduced and the difference charged to the income statement.

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions and deferred tax assets in the period in which such determination is made.

(c) Provision for impairment of trade receivables and other receivables

The Group has no significant concentration of credit risk. The Group makes provision for doubtful debts based on an assessment of the recoverability of trade receivables and other receivables. Provisions are applied to trade receivables and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates. Where the expectation is different from the original estimate, such difference will impact carrying value of receivables and doubtful debt expenses in the period in which such estimates has been changed.

4 Critical accounting estimates and judgments *(continued)*

(d) Warranty

Warranty provision is based on the estimated cost of product warranties when revenue is recognized. Factors that affect our warranty liability include the number of sold units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy our warranty obligation. The estimation basis is reviewed on an on-going basis and revised where appropriate.

(e) Future billing adjustments

Estimates that further impact revenue recognition relate primarily to customer sales returns and allowance for future volume discounts and price rebates. Both estimates are relatively predictable based on historical experience. The primary factors affecting the Group's accrual for estimated customer returns include estimated return rates as well as the number of units shipped that still have a right of return as of the balance sheet date.

(f) Retirement benefits

Pension and other post-retirement benefit costs and obligations are dependent on various assumptions. The Group's major assumptions primarily relate to discount rate, expected return on assets, and salary growth. In determining the discount rate, the Group references market yields at the balance sheet date on high quality corporate bonds. The currency and term of the bonds are consistent with the currency and estimated term of the benefit obligations being valued. The expected return on plan assets is based on market expectations for returns over the life of the related assets and obligations. The salary growth assumptions reflect our long-term actual experience and future and near-term outlook. Actual results that differ from our assumptions are generally recognized in the year they occur.

5 Turnover, revenue and segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

Segment assets consist primarily of property, plant and equipment, prepaid lease payments, construction-in-progress, intangible assets, inventories, accounts receivable, deposits, prepayments and other receivables and operating cash, and exclude assets not dedicated to a particular segment, including mainly investments in associated companies, available-for-sale financial assets, deferred tax assets and cash and cash equivalents. Segment liabilities comprise mainly accounts payable, warranty provision, retirement benefit obligations, short-term bank borrowings and provisions, accruals and other payables, and exclude liabilities not dedicated to a particular segment, including mainly long-term bank borrowings, convertible preferred shares and tax payable. Capital expenditure mainly comprises additions to property, plant and equipment, intangible assets and construction-in-progress.

In respect of geographical segment reporting, sales are based on the country in which the customers are located. Total assets and capital expenditure are where the assets are located.

There are no material sales or other transactions among the geographical and business segments for the two years ended March 31, 2006 and 2007.

5 Turnover, revenue and segment information *(continued)*

(a) Primary reporting format – geographical segments

The following tables present revenue, profit/(loss) and assets, liabilities and capital expenditure information of the Group's geographical segments.

For the year ended March 31, 2007:

	Americas US$'000	Europe, Middle East and Africa US$'000	Asia Pacific (excluding Greater China) US$'000	Greater China US$'000	Corporate or unallocated US$'000	Total US$'000
Sales	4,119,481	3,056,723	1,833,243	5,580,757	–	14,590,204
Segment operating results	(27,538)	25,856	(1,278)	327,328	(137,891)	186,477
Finance income						26,329
Finance costs						(35,133)
Impairment of assets						(8,990)
Fair value change on warrants						(171)
Gain on disposal of investments and available-for-sale financial assets						17,348
Share of profits of associated companies						1,869
Profit before taxation						187,729
Taxation						(26,591)
Profit for the year						161,138
Other segment items included in the income statement:						
Depreciation expenses and amortization of prepaid lease payments	32,231	6,257	9,521	22,113	3,086	73,208
Amortization of intangible assets	35,764	26,487	15,885	27,855	–	105,991
Employee benefit costs *(Note 11)*	312,905	211,213	133,567	224,089	77,651	959,425
Rental expenses under operating leases	6,469	7,006	10,069	11,290	475	35,309
Restructuring costs (amount net of reversal of unused restructuring costs provision)*						
– Onerous contracts	(2,922)	(1,032)	9,184	743	–	5,973
– Impairment of trademarks and trade names *(Note 19)*	2,526	713	1,052	4,686	–	8,977

* *excluding amounts included in employee benefit costs*

Note:

Segment operating profit/(loss) presented above include the impact of restructuring costs of US$11,794,000. The segment operating profit/(loss) before restructuring costs are: Americas (US$29,270,000); Europe, Middle East and Africa US$20,633,000; and Asia Pacific (excluding Greater China) US$5,403,000; Greater China US$330,418,000 and corporate or unallocated (US$128,913,000) respectively.

5 Turnover, revenue and segment information *(continued)*

(a) Primary reporting format – geographical segments *(continued)*

At March 31, 2007:

	Americas US$'000	Europe, Middle East and Africa US$'000	Asia Pacific (excluding Greater China) US$'000	Greater China US$'000	Corporate or unallocated US$'000	Total US$'000
Segment assets	1,188,004	589,350	847,038	2,050,866		4,675,258
Investments in associated companies					3,908	
Available-for-sale financial assets					42,938	
Cash and cash equivalents					439,212	
Deferred tax assets					101,551	
Tax recoverable					22,041	
Other unallocated assets					164,208	773,858
Consolidated total assets						5,449,116
Segment liabilities	1,228,160	904,054	587,436	1,066,939		3,786,589
Bank borrowings					100,000	
Convertible preferred shares					317,495	
Share-based compensation					11,019	
Tax payable					60,013	
Other unallocated liabilities					39,724	528,251
Consolidated total liabilities						4,314,840
Capital expenditure	84,745	13,520	20,245	64,046	60,545	243,101

5 Turnover, revenue and segment information *(continued)*

(a) Primary reporting format – geographical segments *(continued)*

For the year ended March 31, 2006:

	Americas US$'000	Europe, Middle East and Africa US$'000	Asia Pacific (excluding Greater China) US$'000	Greater China US$'000	Corporate or unallocated US$'000	Total US$'000
Sales	3,961,491	2,771,157	1,671,538	4,871,565	–	13,275,751
Segment operating results	25,314	(45,359)	(11,083)	279,034	(128,466)	119,440
Finance income						24,229
Finance costs						(51,981)
Impairment of assets						(2,921)
Fair value change on warrants						(4,188)
Loss on disposal of available-for-sale financial assets						(630)
Share of profits of jointly controlled entities						138
Share of profits of associated companies						464
Profit before taxation						84,551
Taxation						(56,881)
Profit for the year						27,670

Other segment items included in the income statement:

	Americas US$'000	Europe, Middle East and Africa US$'000	Asia Pacific (excluding Greater China) US$'000	Greater China US$'000	Corporate or unallocated US$'000	Total US$'000
Depreciation expenses and amortization of prepaid lease payments	21,810	2,491	10,416	27,627	793	63,137
Amortization of intangible assets	–	–	–	1,230	98,727	99,957
Employee benefit costs *(Note 11)*	259,544	199,122	109,065	252,446	25,861	846,038
Rental expenses under operating leases	1,229	457	6,950	10,935	592	20,163
Restructuring costs	27,042	32,425	10,117	–	–	69,584

Note:

Segment operating profit/(loss) of Americas, Europe, Middle East and Africa and Asia Pacific (excluding Greater China) presented above include the impact of restructuring costs of US$69,584,000. The segment operating profit/(loss) before restructuring costs are: Americas US$52,356,000; Europe, Middle East and Africa (US$12,934,000); and Asia Pacific (excluding Greater China) (US$966,000) respectively.

5 Turnover, revenue and segment information *(continued)*

(a) Primary reporting format – geographical segments *(continued)*

At March 31, 2006:

	Americas US$'000	Europe, Middle East and Africa US$'000	Asia Pacific (excluding Greater China) US$'000	Greater China US$'000	Corporate/ unallocated US$'000	Total US$'000
Segment assets	622,621	432,733	562,966	990,023		2,608,343
Investments in associated companies					9,060	
Available-for-sale financial assets					30,250	
Cash and cash equivalents					240,355	
Deferred tax assets					62,345	
Goodwill pending allocation					1,312,393	
Other unallocated assets					777,812	2,432,215
Consolidated total assets						5,040,558
Segment liabilities	1,053,710	759,783	511,108	941,961		3,266,562
Bank borrowings					220,000	
Convertible preferred shares and warrants					346,852	
Tax payable					39,604	
Other unallocated liabilities					122,893	729,349
Consolidated total liabilities						3,995,911
Capital expenditure	37,600	3,330	16,395	47,123	17,793	122,241

(b) Secondary reporting format – business segments

The following tables present revenue, assets and capital expenditure information for the Group's business segments.

For the year ended March 31, 2007:

	Personal Computer			**Mobile**		
	Desktop US$'000	**Notebook US$'000**	**Total US$'000**	**handset US$'000**	**Others US$'000**	**Total US$'000**
Sales	**6,115,089**	**7,653,172**	**13,768,261**	**611,895**	**210,048**	**14,590,204**
Capital expenditure			**221,213**	**19,400**	**2,488**	**243,101**
Total segment assets as at March 31, 2007			**3,938,006**	**91,757**	**45,237**	**4,075,000**

For the year ended March 31, 2006:

	Personal Computer			Mobile		
	Desktop US$'000	Notebook US$'000	Total US$'000	handset US$'000	Others US$'000	Total US$'000
Sales	5,941,633	6,495,988	12,437,621	590,025	248,105	13,275,751
Capital expenditure			93,106	4,518	24,617	122,241
Total segment assets as at March 31, 2006			3,696,938	89,214	43,370	3,829,522

6 Other income/(expense) – net

	2007 US$'000	2006 US$'000
Impairment of assets	(8,990)	(2,921)
Fair value change on warrants	(171)	(4,188)
Gain/(loss) on disposal of investments and available-for-sale financial assets	17,348	(630)
	8,187	(7,739)

7 Finance income

	2007 US$'000	2006 US$'000
Interest on bank deposits	17,962	24,150
Interest on money market funds	8,258	–
Others	109	79
	26,329	24,229

8 Finance costs

	2007 US$'000	2006 US$'000
Interest on bank loans and overdrafts	9,776	22,617
Dividend and relevant finance costs on convertible preferred shares *(Note 29(d))*	21,941	17,655
Others	3,416	11,709
	35,133	51,981

9 Profit before taxation

Profit before taxation is stated after charging/(crediting) the following:

	2007 US$'000	2006 US$'000
Auditors' remuneration	**6,119**	3,998
Cost of inventories sold	**11,731,934**	10,594,881
Restructuring costs (net of reversal of unused provision *(Note 28(b))*)		
– Staff related costs	**(3,156)**	59,165
– Onerous contracts	**5,973**	10,419
– Impairment of trademarks and trade names	**8,977**	–
Employee benefit costs *(Note 11)*	**959,425**	846,038
Rental expenses under operating leases	**35,309**	20,163
Depreciation expenses and amortization of prepaid lease payments	**73,208**	63,137
Amortization of intangible assets		
– Trademarks and trade names	**43,634**	42,643
– Internal use software	**12,895**	4,158
– Customer relationships	**3,934**	11,231
– Patent and technology	**29,243**	25,675
– Marketing rights	**16,285**	16,250
Impairment of		
– Amounts receivable from a jointly controlled entity	**–**	2,921
– Goodwill	**4,288**	–
– Other receivables	**4,702**	–
(Gain)/loss on		
– Disposal of tangible assets	**(1,534)**	303
– Disposal of businesses	**–**	489
– Partial disposal/disposal of associated companies	**(19,597)**	345
– Disposal of available-for-sale financial assets	**2,249**	(204)
Net exchange gain	**(40,954)**	(5,552)
Loss/(gain) on foreign exchange forward contracts	**29,141**	(12,437)

10 Taxation

The amount of taxation in the consolidated income statement represents:

	2007 US$'000	2006 US$'000
Current taxation		
– Hong Kong profits tax	**334**	118
– Taxation outside Hong Kong	**65,554**	112,110
Deferred taxation *(Note 22)*	**(39,297)**	(55,347)
	26,591	56,881

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

Taxation outside Hong Kong represents income and irrecoverable withholding taxes of subsidiaries operating in the Chinese Mainland and overseas, calculated at rates applicable in the respective jurisdictions.

The Group has been granted certain tax concessions by tax authorities in the Chinese Mainland and overseas whereby the subsidiaries operating in the respective jurisdictions are entitled to preferential tax treatment.

10 Taxation *(continued)*

The differences between the Group's expected tax charge, calculated at the domestic rates applicable to the countries concerned, and the Group's tax charge for the year is as follows:

	2007 US$'000	2006 US$'000
Profit before taxation	**187,729**	84,551
Tax calculated at domestic rates applicable in countries concerned	**63,162**	64,942
Income not subject to taxation	**(29,077)**	(12,088)
Expenses not deductible for taxation purposes	**2,053**	3,433
Utilization of previously unrecognized tax losses	**(666)**	(1,520)
Effect on change in tax rates	**(12,007)**	–
Under provision in prior years	**3,126**	–
Net deferred tax assets not recognized	**–**	2,114
	26,591	56,881

11 Employee benefit costs

	2007 US$'000	2006 US$'000
Wages and salaries (including reversal of unused restructuring costs provision US$3,156,000 (2006: restructuring costs US$59,165,000))	**712,741**	673,128
Social security costs	**63,087**	50,645
Long-term incentive awards granted to directors and employees *(Note 30(a))*	**37,001**	29,745
Pension costs		
– defined contribution plans	**20,990**	40,184
– defined benefit plans	**22,399**	11,265
Others	**103,207**	41,071
	959,425	846,038

The Group contributes to respective local municipal government retirement schemes which are available to all qualified employees in Chinese Mainland. Contributions to these schemes are calculated with reference to the monthly average salaries as set out by the local municipal government.

The Group participates in a Mandatory Provident Fund ("MPF") for all qualified Hong Kong employees. Employees are required to contribute, to the MPF, 5 percent of their basic salaries plus cash allowances, subject to the ceiling under the requirements set out in the MPF legislation, whereas the Group's contribution increases from 5 percent to 7.5 percent and 10 percent after completion of five and ten years of service respectively by the relevant employees. When employees leave the Group prior to vesting fully, a portion of the Group's contributions may be forfeited. These forfeitures are used by the Group to reduce contributions for the current year. Forfeited contributions totaling US$24,955 (2006: US$7,281) were utilized during the year leaving US$2,491 (2006: Nil) available at the year end to reduce future contributions. The assets of the MPF are held separately from those of the Group in an independently administered fund.

The Group also contributes to certain defined benefit pension schemes, details of which are set out in Note 37.

12 Emoluments of directors and highest paid individuals

(a) Directors' and senior management's emoluments

Directors' emoluments comprise payments to directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The remuneration of each director for the two years ended March 31, 2006 and 2007 is set out below:

	2007								
Name of Director	Fees *(note iv)* US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees *(note i)* US$'000	Long-term incentives and retention awards *(note ii)* US$'000	Retirement payments and employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Other benefits *(note iii)* US$'000	Total US$'000
Executive directors									
Mr. Yang Yuanqing	-	626	1,968	-	1,440	66	-	63	4,163
Mr. William J. Amelio	-	750	250	1,500	2,623	15	-	1,573	6,711
Ms. Ma Xuezheng	-	328	763	-	511	65	-	-	1,667
Non-executive directors									
Mr. Liu Chuanzhi	40	-	-	-	95	463	-	-	598
Mr. Zhu Linan	40	-	-	-	95	-	-	-	135
Mr. James G. Coulter	40	-	-	-	51	-	-	-	91
Mr. William O. Grabe	45	-	-	-	95	-	-	-	140
Mr. Shan Weijian	40	-	-	-	95	-	-	-	135
Independent non-executive directors									
Mr. Wong Wai Ming	50	-	-	-	95	-	-	-	145
Professor Woo Chia-Wei	40	-	-	-	95	-	-	-	135
Mr. Ting Lee Sen	40	-	-	-	95	-	-	-	135
Mr. John W. Barter III	40	-	-	-	95	-	-	-	135
	375	1,704	2,981	1,500	5,385	609	-	1,636	14,190

	2006								
Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees *(note i)* US$'000	Long-term incentives and retention awards *(note ii)* US$'000	Retirement payments and employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Other benefits *(note iii)* US$'000	Total US$'000
Executive directors									
Mr. Yang Yuanqing	-	487	1,095	-	600	554	-	53	2,789
Mr. William J. Amelio	-	213	-	1,756	333	5	-	106	2,413
Ms. Ma Xuezheng	-	298	426	-	196	311	-	2	1,233
Mr. Stephen M. Ward, Jr.	-	432	726	-	9,822	2,800	1,600	184	15,564
Non-executive directors									
Mr. Liu Chuanzhi	37	-	-	-	17	427	-	-	481
Mr. Zhu Linan	37	-	-	-	17	-	-	-	54
Mr. James G. Coulter	37	-	-	-	-	-	-	-	37
Mr. William O. Grabe	41	-	-	-	17	-	-	-	58
Mr. Shan Weijian	37	-	-	-	17	-	-	-	54
Independent non-executive directors									
Mr. Wong Wai Ming	46	-	-	-	17	-	-	-	63
Professor Woo Chia-Wei	37	-	-	-	17	-	-	-	54
Mr. Ting Lee Sen	37	-	-	-	17	-	-	-	54
Mr. John W. Barter III	25	-	-	-	17	-	-	-	42
	334	1,430	2,247	1,756	11,087	4,097	1,600	345	22,896

12 Emoluments of directors and highest paid individuals *(continued)*

(a) Directors' and senior management's emoluments *(continued)*

Notes:

(i) Inducement fees paid to Mr. Amelio comprise transition support payment of US$1.5 million made to him upon commencement of his employment, and payment made to his former employer pursuant to an agreement entered into between the Company, Mr. Amelio and his former employer (the "Agreement"). Under the terms of the Agreement, the Company made a payment in the amount of US$7.5 million to his former employer. This amount reflects benefits realized by Mr. Amelio under the long-term incentive plans of his former employer that were subject to certain repayment conditions. Inducement fees for the year ended March 31, 2007 represent the annual amortized amount at US$1.5 million over a five-year period to December 2010 pursuant to the Agreement. The amount disclosed for the year ended March 31, 2006 comprises the amortized amount pursuant to the Agreement for the period from the commencement of Mr. Amelio's employment to March 31, 2006 and the transition support payment.

(ii) Details on the long-term incentive program of the Company are set out in note 30(a). The fair value of the employee services received in exchange for the grant of the long-term incentive awards is recognized as an expense. The total amount to be amortized over the vesting period is determined by reference to the fair value of the long-term incentive awards at the date of grant. The amounts disclosed above represent the amortized amount for the year.

(iii) Other benefits primarily include insurance premium, and government housing fund contribution made in Chinese Mainland.

(iv) Mr. William O. Grabe, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III have elected to defer their receipts of the cash portion of director's fee for 2006/07 into fully vested share units under the long-term incentive program.

(v) Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Vince Feng (Alternate director to Mr. William O. Grabe), Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian) and Mr. Ricky Lau Wai Kei (alternate director to Mr. Shan Weijian) did not receive any fees or remuneration during the two years ended March 31, 2006 and 2007.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2006: three) directors whose emoluments are reflected in the analysis presented above. The emoluments of the remaining three (2006: two) individuals during the year are as follows:

	2007 US$'000	2006 US$'000
Basic salaries, allowances, and benefits in kind	**2,953**	737
Discretionary bonuses	**558**	–
Employer's contribution to pension scheme	**58**	20
Long-term incentive awards	**3,840**	2,901
	7,409	3,658

The emoluments fell within the following bands:

	— Number of individuals —	
	2007	2006
Emolument bands		
US$1,794,872 – US$1,858,974	**–**	2
US$2,239,685 – US$2,303,675	**1**	–
US$2,303,676 – US$2,367,666	**1**	–
US$2,687,622 – US$2,751,612	**1**	–

13 Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of US$128,499,000 (2006: US$117,085,000).

14 Dividends

	2007 US$'000	2006 US$'000
Interim dividend of HK2.4 cents per ordinary share (2006: HK2.4 cents)	**27,454**	27,268
Proposed final dividend of HK2.8 cents per ordinary share (2006: HK2.8 cents)	**31,877**	31,930
	59,331	59,198

At a board meeting held on May 23, 2007, the directors recommended a final dividend of HK2.8 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending March 31, 2008.

15 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to shareholders of the Company (US$'000)	**161,138**	22,210
Weighted average number of shares for the purpose of basic earnings per share	**8,625,392,946**	8,814,015,717

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs in the current year per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	2007	2006
Profit attributable to shareholders of the Company (US$'000)	**161,138**	22,210
Weighted average number of ordinary shares in issue	**8,625,392,946**	8,814,015,717
Adjustments for share options, warrants and long-term incentive awards	**115,393,814**	161,031,852
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,740,786,760**	8,975,047,569

16 Property, plant and equipment

	Group						
	Buildings US$'000	Leasehold improve-ments US$'000	Plant and machinery US$'000	Furniture and fixtures US$'000	Office equipment US$'000	Motor vehicles US$'000	Total US$'000
At April 1, 2005							
Cost	64,995	24,210	12,042	3,053	72,962	3,618	180,880
Accumulated depreciation	11,877	12,616	1,596	1,775	44,887	1,991	74,742
Net book amount	53,118	11,594	10,446	1,278	28,075	1,627	106,138
Year ended March 31, 2006							
Opening net book amount	53,118	11,594	10,446	1,278	28,075	1,627	106,138
Exchange adjustment	996	254	(672)	41	154	24	797
Additions	197	3,695	38,275	2,187	28,977	352	73,683
Acquisition of businesses	183	4,826	39,834	2,693	29,810	–	77,346
Transfer from construction-in-progress	23,299	2,207	719	13	4,527	–	30,765
Disposal of subsidiaries	–	–	–	(1)	(50)	(11)	(62)
Disposals	(245)	(246)	(866)	(75)	(1,793)	(96)	(3,321)
Depreciation	(1,927)	(6,091)	(24,684)	(1,221)	(28,575)	(484)	(62,982)
Closing net book amount	75,621	16,239	63,052	4,915	61,125	1,412	222,364
At March 31, 2006							
Cost	89,497	36,681	97,279	8,659	134,756	3,732	370,604
Accumulated depreciation	13,876	20,442	34,227	3,744	73,631	2,320	148,240
Net book amount	75,621	16,239	63,052	4,915	61,125	1,412	222,364
Year ended March 31, 2007							
Opening net book amount	75,621	16,239	63,052	4,915	61,125	1,412	222,364
Exchange adjustment	3,600	987	337	(539)	1,108	40	5,533
Additions	1,769	10,655	49,431	22,185	58,713	214	142,967
Transfer from construction-in-progress	5,579	14,457	864	39	12,242	–	33,181
Disposals	(443)	–	(858)	(25)	(3,366)	(236)	(4,928)
Depreciation	(2,273)	(8,375)	(30,481)	(2,587)	(28,992)	(351)	(73,059)
Closing net book amount	83,853	33,963	82,345	23,988	100,830	1,079	326,058
At March 31, 2007							
Cost	100,336	64,447	144,348	30,327	199,664	3,547	542,669
Accumulated depreciation	16,483	30,484	62,003	6,339	98,834	2,468	216,611
Net book amount	83,853	33,963	82,345	23,988	100,830	1,079	326,058

16 Property, plant and equipment *(continued)*

	Company				
	Leasehold improve-ments US$'000	Furniture and fixtures US$'000	Office equipment US$'000	Motor vehicles US$'000	Total US$'000
At April 1, 2005					
Cost	302	81	6,801	410	7,594
Accumulated depreciation	255	71	3,925	121	4,372
Net book amount	47	10	2,876	289	3,222
Year ended March 31, 2006					
Opening net book amount	47	10	2,876	289	3,222
Additions	1,642	46	29	–	1,717
Disposals	–	(13)	–	(90)	(103)
Depreciation	(847)	(20)	(2,263)	(74)	(3,204)
Closing net book amount	842	23	642	125	1,632
At March 31, 2006					
Cost	1,944	92	6,756	246	9,038
Accumulated depreciation	1,102	69	6,114	121	7,406
Net book amount	842	23	642	125	1,632
Year ended March 31, 2007					
Opening net book amount	842	23	642	125	1,632
Exchange adjustment	(1)	–	(1)	–	(2)
Additions	48	26	42	–	116
Depreciation	(711)	(16)	(362)	(44)	(1,133)
Closing net book amount	178	33	321	81	613
At March 31, 2007					
Cost	1,991	118	6,797	246	9,152
Accumulated depreciation	1,813	85	6,476	165	8,539
Net book amount	178	33	321	81	613

17 Prepaid lease payments

	Group	
	2007	2006
	US$'000	US$'000
At the beginning of the year	**6,412**	6,444
Exchange adjustment	**308**	123
Disposals	**(764)**	–
Amortization	**(149)**	(155)
At the end of the year	**5,807**	6,412

Prepaid lease payments represent the payments for land use rights held by the Group in Chinese Mainland under medium leases (less than 50 years but not less than 10 years).

18 Construction-in-progress

	Group								Company	
	Buildings under construction		Internal use software		Others		Total		Internal use software	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At the beginning of the year	**8,462**	30,333	**18,100**	–	**1,403**	2,636	**27,965**	32,969	**18,100**	–
Exchange adjustment	**289**	583	**(32)**	–	**190**	51	**447**	634	**(32)**	–
Additions	**2,435**	2,386	**12,980**	18,100	**24,186**	5,355	**39,601**	25,841	**4,032**	18,100
Transfer to property, plant and equipment	**(9,972)**	(24,794)	**–**	–	**(23,209)**	(5,971)	**(33,181)**	(30,765)	**–**	–
Transfer to intangible assets	**–**	–	**(14,180)**	–	**–**	–	**(14,180)**	–	**(5,600)**	–
Disposals	**(182)**	(46)	**–**	–	**(32)**	(668)	**(214)**	(714)	**–**	–
At the end of the year	**1,032**	8,462	**16,868**	18,100	**2,538**	1,403	**20,438**	27,965	**16,500**	18,100

No interest expenses were capitalized in construction-in-progress as at March 31, 2006 and 2007.

19 Intangible assets

	Group						
	Goodwill	Trademarks and trade names	Internal use software	Customer relationships	Patent and technology	Marketing rights	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At April 1, 2005							
Cost	8,722	–	–	–	6,072	65,000	79,794
Accumulated amortization and impairment losses	6,494	–	–	–	3,459	4,062	14,015
Net book amount	2,228	–	–	–	2,613	60,938	65,779
Year ended March, 31 2006							
Opening net book amount	2,228	–	–	–	2,613	60,938	65,779
Exchange adjustment	(42)	–	–	–	43	–	1
Additions	–	–	22,717	–	–	–	22,717
Acquisition of businesses	1,314,463	510,000	–	17,000	80,000	–	1,921,463
Disposal of subsidiaries	(198)	–	–	–	–	–	(198)
Amortization	–	(42,643)	(4,158)	(11,231)	(25,675)	(16,250)	(99,957)
Closing net book amount	1,316,451	467,357	18,559	5,769	56,981	44,688	1,909,805
At March 31, 2006							
Cost	1,321,431	510,000	22,717	17,000	86,072	65,000	2,022,220
Accumulated amortization and impairment losses	4,980	42,643	4,158	11,231	29,091	20,312	112,415
Net book amount	1,316,451	467,357	18,559	5,769	56,981	44,688	1,909,805
Year ended March 31, 2007							
Opening net book amount	1,316,451	467,357	18,559	5,769	56,981	44,688	1,909,805
Exchange adjustment	25	–	(2)	–	31	(4)	50
Reclassification	(15,328)	15,305	–	23	–	–	–
Additions	4,430	–	49,903	–	6,200	–	60,533
Transfer from construction-in-progress	–	–	14,180	–	–	–	14,180
Impairment	(1,911)	(8,977)	–	–	–	–	(10,888)
Amortization	–	(43,634)	(12,895)	(3,934)	(29,243)	(16,285)	(105,991)
Closing net book amount	1,303,667	430,051	69,745	1,858	33,969	28,399	1,867,689
At March 31, 2007							
Cost	1,310,657	525,305	86,799	17,023	92,690	64,887	2,097,361
Accumulated amortization and impairment losses	6,990	95,254	17,054	15,165	58,721	36,488	229,672
Net book amount	1,303,667	430,051	69,745	1,858	33,969	28,399	1,867,689

19 Intangible assets *(continued)*

	Company Internal use software US$'000
At March 31, 2006	
Cost	–
Accumulated amortization	–
Net book amount	–
Year ended March, 31 2007	
Transfer from construction-in-progress	5,600
Amortization	(187)
Closing net book amount	5,413
At March 31, 2007	
Cost	5,600
Accumulated amortization	187
Net book amount	5,413

In accordance with HKFRS 3, Business Combinations, the provisionally estimated fair values of assets and liabilities acquired on the acquisition of IBM PC Business in 2005 were used for the preparation of the financial statements for the year ended March 31, 2006. The fair value exercise was completed during the year and additional goodwill of approximately US$4 million was recognized.

Impairment tests for goodwill and intangible assets with indefinite useful lives

As explained in Note 5, the Group uses geographical segment as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill and trademarks and trade names with indefinite useful lives set out above are allocated to the Group's cash-generating units (CGUs). The carrying amounts of goodwill and trademarks and trade names with indefinite useful lives as at March 31, 2007 are presented below:

	Americas US$ Million	Europe, Middle East and Africa US$ Million	Asia Pacific (excluding Greater China) US$ Million	Greater China US$ Million	Total US$ Million
Goodwill	367	103	153	680	1,303
Trademarks and trade names	107	30	45	198	380

The recoverable amount of a CGU is determined based on fair value less costs to sell. These assessments use cash flow projections based on financial budgets approved by management covering a 5-year period with a terminal value related to the future earnings potential of the CGU beyond the next five years. Future cash flows are discounted at the rate of 13%. This growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

The directors are of the view that there was no evidence of impairment of goodwill and trademarks and trade names as at March 31, 2007 arising from the review.

These assumptions have been used for the analysis of each CGU within the geographical segment.

Management determined budgeted gross margins based on past performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates are post-tax and reflect specific risks relating to the relevant segments.

A one point increase or decrease in the discount rate would result in a decrease or increase in the recoverable amount of 18% respectively. A one point increase or decrease in forecasted growth rates would result in an increase or decrease in the recoverable amount of 7% respectively. A one point increase or decrease in forecasted operating margins would result in an increase or decrease in the recoverable amount of 57% respectively.

20 Subsidiaries

(a) Investments in subsidiaries

	Company	
	2007 US$'000	2006 US$'000
Unlisted investments, at cost	**1,145,721**	1,034,808

A summary of the principal subsidiaries of the Company is set out in Note 39.

(b) Amounts due from/(to) subsidiaries

The amounts are interest-free, unsecured and have no fixed terms of repayment.

21 Investments in associated companies

	Group	
	2007 US$'000	2006 US$'000
Share of net assets	**3,754**	6,452
Unsecured, interest free loan repayable on demand	**154**	231
Goodwill	–	2,377
	3,908	9,060

The following is a list of the principal associated companies as at March 31, 2007:

Company name	Place of incorporation	Interest held indirectly 2007	Interest held indirectly 2006	Principal activities
北京聯想利泰軟件有限公司 (Beijing Legendsoft International Technology Company Limited) (wholly owned foreign enterprise)	Chinese Mainland	30%	35%	Distribution and development of software
北京聯想傳奇信息技術有限公司 (Beijing Lenovo Parasaga Information Technology Co. Limited) (Chinese equity enterprise)	Chinese Mainland	45%	45%	Distribution and development of software
聯想網絡（深圳）有限公司 (Lenovo Networks (Shenzhen) Limited) (wholly owned foreign enterprise)	Chinese Mainland	45%	45%	Provision of IT services
武漢東湖信息技術有限公司 (Wuhan Dawnpro Information Technology Limited) (Chinese-foreign equity joint venture)	Chinese Mainland	40%	40%	Provision of system integration services
閃聯信息技術工程中心有限公司 (IGRS Engineering Lab Limited) (wholly owned foreign enterprise)	Chinese Mainland	23%	23%	Distribution and development of IT technology

Notes:

(i) The associated companies operate principally in their respective places of incorporation.

(ii) The English name of each company is a direct transliteration of its Chinese registered name.

22 Deferred tax assets

Deferred taxation is calculated in full on temporary differences under the liability method using the rates applicable in the respective jurisdictions.

The movements in the deferred tax assets/(liabilities) account are as follows:

	Group	
	2007	2006
	US$'000	US$'000
At the beginning of the year	**62,345**	6,859
Reclassification	**(1,543)**	–
Exchange adjustment	**1,452**	139
Credited to consolidated income statement *(Note 10)*	**39,297**	55,347
At the end of the year	**101,551**	62,345

Closing net book amount analyzed into:

	Group	
	2007	2006
	US$'000	US$'000
Current	**30,029**	17,042
Non-current	**71,522**	45,303
	101,551	62,345

Deferred tax assets are recognized for deductible temporary differences and tax losses carry forward to the extent that realization of the related tax benefit through the future taxable profits is probable. At March 31, 2007, the Group has unrecognized tax losses of approximately US$28,054,000 (2006: US$15,922,000) to carry forward against future taxable income. These tax losses will expire up to fiscal year 2011/12.

The movements in deferred tax assets and liabilities, analyzed by major component, during the year are as follows:

	Provisions US$'000	Tax losses US$'000	Tax depreciation allowances US$'000	Deferred revenue US$'000	Others US$'000	Total US$'000
Year ended March 31, 2006						
At the beginning of the year	6,672	–	187	–	–	6,859
Exchange adjustment	135	–	4	–	–	139
Credited to consolidated income statement	46,952	2,829	5,566	–	–	55,347
At the end of the year	53,759	2,829	5,757	–	–	62,345
Year ended March 31, 2007						
At the beginning of the year	**53,759**	**2,829**	**5,757**	**–**	**–**	**62,345**
Reclassification	**(10,740)**	**(2,815)**	**–**	**8,100**	**3,912**	**(1,543)**
Exchange adjustment	**1,367**	**28**	**57**	**–**	**–**	**1,452**
Credited to consolidated income statement	**15,693**	**7,862**	**4,038**	**5,457**	**6,247**	**39,297**
At the end of the year	**60,079**	**7,904**	**9,852**	**13,557**	**10,159**	**101,551**

23 Available-for-sale financial assets

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
At the beginning of the year	30,250	8,073	469	566
Exchange adjustment	(87)	13	–	–
Additions	–	25,343	–	153
Transfer of interests in an associated company	2,124	–	–	–
Net gain/(loss) transfer to equity	18,657	(3,126)	438	(250)
Disposals	(8,006)	(53)	(546)	–
At the end of the year	42,938	30,250	361	469

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Equity securities, at fair value				
Listed in Hong Kong	2,444	679	–	–
Listed outside Hong Kong	28,618	27,831	361	469
	31,062	28,510	361	469
Unlisted	11,876	1,740	–	–
	42,938	30,250	361	469

24 Inventories

	Group	
	2007	2006
	US$'000	US$'000
Raw materials	190,299	182,094
Work-in-progress	28,748	31,003
Finished goods	138,616	150,038
	357,663	363,135

25 Accounts receivable

(a) Analysis of the trade receivables at March 31, 2007 is as follows:

	Group	
	2007	2006
	US$'000	US$'000
0 – 30 days	532,247	349,321
31 – 60 days	69,188	81,961
61 – 90 days	14,816	23,668
Over 90 days	25,342	29,823
	641,593	484,773

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally ranging from 30 days to 180 days.

(b) Notes receivable are bank accepted notes mainly with maturity dates of within six months.

(c) The carrying amounts of trade receivables and notes receivable approximate their fair value.

26 Cash and cash equivalents

At March 31, 2007, cash and cash equivalents of the Group amounted to US$1,064 million (2006: US$1,005 million), of which 59.1 (2006: 33.0) percent was denominated in US dollars, 20.3 (2006: 36.7) percent in Renminbi, 4.6 (2006: 7.3) percent in Euro, 3.9 (2006: 5.5) percent in Japanese Yen, and 12.1 (2006: 17.5) percent in other currencies.

27 Accounts payable

(a) Ageing analysis of the trade payables at March 31, 2007 is as follows:

	Group	
	2007	2006
	US$'000	US$'000
0 – 30 days	**1,484,771**	1,427,372
31 – 60 days	**298,943**	217,339
61 – 90 days	**178,380**	19,796
Over 90 days	**15,112**	18,664
	1,977,206	1,683,171

(b) Notes payable are mainly repayable within three months.

(c) The carrying amounts of trade payables and notes payable approximate their fair value.

28 Provisions, accruals and other payables

Included in provisions, accruals and other payables are warranty provision, restructuring costs provision and provisions for other liabilities and charges as follows:

	Group	
	2007	2006
	US$'000	US$'000
(a) Warranty provision		
At the beginning of the year	**326,124**	24,230
Provision made during the year	**410,356**	409,713
Amounts utilized	**(288,147)**	(107,819)
	448,333	326,124
Long-term portion classified as non-current liabilities *(Note 29)*	**(166,525)**	(148,779)
At the end of the year	**281,808**	177,345
(b) Restructuring costs		
At the beginning of the year	**69,584**	–
Exchange adjustment	**(460)**	–
Provision made during the year	**–**	69,584
Amounts utilized	**(44,059)**	–
Unused amounts reversed	**(19,420)**	–
At the end of the year	**5,645**	69,584
(c) Battery recall		
Provision made during the year	**23,750**	–
Amounts utilized	**(15,057)**	–
At the end of the year	**8,693**	–

During the year, the Group announced a voluntary recall of battery packs that shipped in some of the products. Under the arrangement with the suppliers, majority of the costs associated with the recall will be reimbursed by the suppliers.

29 Non-current liabilities

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Amount payable for marketing rights *(Note 29(a))*	**18,123**	29,002	**–**	–
Interest-bearing bank loans repayable within five years *(Note 29(b))*	**100,000**	100,000	**100,000**	100,000
Share-based compensation *(Note 29(c))*	**11,019**	14,006	**11,019**	14,006
Convertible preferred shares and warrants *(Note 29(d))*	**317,495**	346,852	**317,495**	346,852
Warranty provision *(Note 28(a))*	**166,525**	148,779	**–**	–
Retirement benefit obligations *(Note 37)*	**102,948**	145,987	**–**	–
Deferred revenue	**57,166**	26,721	**–**	–
Other non-current liabilities	**15,782**	2,239	**–**	–
	789,058	813,586	**428,514**	460,858

(a) On February 5, 2004, the Group entered into an agreement with the International Olympic Committee and the United States Olympic Committee regarding participation in The Olympic Partner Program. Pursuant to the agreement, the Group has to pay a total amount of US$65,000,000 in cash and value in kind to obtain marketing rights which include the use of Olympic intellectual property rights and exclusive worldwide marketing opportunities in its products, technology and service categories from January 1, 2005 to December 31, 2008.

(b) This represents a 5-year fixed rate US dollar loan repayable by three installments, and the final repayment is due in 2011. The carrying amount of the loan approximates to its fair value.

(c) This represents deferred share-based compensation in relation to replacement shares granted to legacy IBM employees as compensation of IBM vested stock options forfeited by them, and were treated as assumed liabilities of the acquisition (see Note 38 for details).

(d) On May 17, 2005, the Company issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares in the Company for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Company or the convertible preferred shareholders at any time after the maturity date. The warrant holders are entitled to subscribe for 237,417,474 shares in the Company at HK$2.725 per share. The warrant will expire on May 17, 2010.

On November 28, 2006, amendment was made to the investment agreement whereby the right granted to the warrant holders, upon the exercise of warrants, to settle the payment of the exercise price by way of surrendering part of the warrants was cancelled and terminated. Accordingly, the warrants previously treated as a financial liability at a fair value of US$35,210,000 on the same day have been transferred to equity.

Movements of the liability component of the convertible preferred shares and warrants during the year are as follows:

	Convertible preferred shares	**Warrants**	**Total**
	US$'000	US$'000	US$'000
At April 1, 2005	–	–	–
Initial recognition	308,462	30,769	339,231
Interest charged	17,655	–	17,655
Interest paid	(14,222)	–	(14,222)
Fair value change	–	4,188	4,188
At March 31, 2006	311,895	34,957	346,852
At April 1, 2006	311,895	34,957	346,852
Exchange adjustment	(591)	82	(509)
Interest charged	21,941	–	21,941
Interest paid	(15,750)	–	(15,750)
Fair value change	–	171	171
Transfer to equity	–	(35,210)	(35,210)
At March 31, 2007	317,495	–	317,495

30 Share capital

	2007 Number of shares	2007 HK$'000	2006 Number of shares	2006 HK$'000
Authorized:				
At the beginning and the end of the year				
Ordinary shares	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Series A cumulative convertible preferred shares	**3,000,000**	**27,525**	3,000,000	27,525
		527,525		527,525

	2007 Number of shares	2007 US$'000	2006 Number of shares	2006 US$'000
Issued and fully paid:				
Voting ordinary shares:				
At the beginning of the year	**8,517,920,623**	**27,301**	7,474,796,108	23,958
Issued during the year	**–**	**–**	821,234,569	2,632
Conversion from non-voting ordinary shares	**–**	**–**	110,635,946	355
Exercise of share options *(Note 30(b)(ii))*	**31,450,399**	**101**	111,254,000	356
Repurchase of shares	**(31,390,000)**	**(101)**	–	–
At the end of the year	**8,517,981,022**	**27,301**	8,517,920,623	27,301
Non-voting ordinary shares:				
At the beginning of the year	**375,282,756**	**1,203**	–	–
Issued during the year	**–**	**–**	921,636,459	2,954
Conversion into voting ordinary shares	**–**	**–**	(110,635,946)	(355)
Repurchase of shares	**–**	**–**	(435,717,757)	(1,396)
At the end of the year	**375,282,756**	**1,203**	375,282,756	1,203
Total issued and fully paid ordinary shares	**8,893,263,778**	**28,504**	8,893,203,379	28,504
Total issued and fully paid Series A cumulative convertible preferred shares *(Notes 29(d))*	**2,730,000**	**3,211**	2,730,000	3,211

(a) Long-term incentive program

A performance-related long-term incentive program was approved on May 26, 2005 for the purpose of rewarding and motivating directors, executives and top-performing employees of the Company and its subsidiaries (the "Participants"). The long-term incentive program is designed to enable the Company to attract and retain the best available personnel, and encourage and motivate Participants to work towards enhancing the value of the Company and its shares by aligning their interests with those of the shareholders of the Company.

The Company also approved a share-based compensation package for non-executive directors.

Under the long-term incentive program, the Company may grant awards, at its discretion, using one of three types of equity-based compensation: (i) share appreciation rights, (ii) restricted share units and (iii) performance share units, which are described below:

(i) Share Appreciation Rights ("SARs")

An SAR entitles the holder to receive the appreciation in value of the Company's share price above a predetermined level.

(ii) Restricted Share Units ("RSUs")

An RSU is equal to the value of one ordinary share of the Company. Once vested, an RSU is converted to an ordinary share.

30 Share capital *(continued)*

(a) Long-term incentive program *(continued)*

(iii) Performance Share Units ("PSUs")

Each PSU is assigned a value equal to a number of the Company's shares based on the Company's performance against specified targets over a three-year period. The equivalent number of shares for each PSU can range from 0 to 2, depending on the Company's performance.

Under all three types of compensation, the Company reserves the right, at its discretion, to pay the award in cash or ordinary shares of the Company.

The Company also issued awards to replace outstanding IBM stock options forfeited by employees transferred from IBM. These awards comprised a combination of SARs and RSUs.

Movements in the number of units of awards granted during the year and their related average fair values are as follows:

	Number of units		
	SARs	RSUs	PSUs
Outstanding at April 1, 2005	–	–	–
Granted during the year	212,981,721	107,575,163	13,381,087
Vested during the year	(39,855,399)	(5,814,509)	(1,924,900)
Lapsed/cancelled during the year	(532,459)	(415,802)	–
Outstanding at March 31, 2006	172,593,863	101,344,852	11,456,187
Outstanding at April 1, 2006	172,593,863	101,344,852	11,456,187
Granted during the year	231,476,496	92,845,045	–
Vested during the year*	(56,766,466)	(28,965,940)	–
Lapsed/cancelled during the year	(35,276,205)	(18,327,444)	(143,139)
Outstanding at March 31, 2007	312,027,688	146,896,513	11,313,048
Average fair value per unit (HK$)			
– At March 31, 2006	1.06	2.42	2.42
– At March 31, 2007	0.89	2.67	2.42

* Included in the 56,766,466 SARs units vested were 7,672,373 units exercised during the year.

The fair value of the SARs awarded under the long-term incentive program was calculated by applying a Black-Scholes pricing model. The model inputs were the fair value (i.e. market value) of the Company's shares at the grant date, taking into account the expected volatility of 38.84 percent, expected dividends during the vesting periods, contractual life of 7 years, and a risk-free interest rate of 4.37 percent.

The remaining vesting periods of the awards under the long-term incentive program as at March 31, 2007 ranged from 0.17 to 3.17 years.

30 Share capital *(continued)*

(b) Share options

Under the Company's employee share option scheme adopted on January 18, 1994 ("Old Option Scheme"), the Company granted options to employees (including directors) of the Company or its subsidiaries to subscribe for ordinary shares in the Company, subject to a maximum of 10 percent of the issued share capital of the Company from time to time. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the higher of the nominal value of the ordinary shares and an amount which is 80 percent of the average of the closing prices of the listed ordinary shares on the five trading days immediately preceding the date on which the offer is made. The Old Option Scheme was terminated on April 26, 2002. Despite the fact that no further options may be granted thereunder, all other provisions of the Old Option Scheme will remain in force to govern the exercise of all the options previously granted.

On March 25, 2002, an ordinary resolution approving the adoption of a new share option scheme ("New Option Scheme") was passed by shareholders at an extraordinary general meeting of the Company.

Under the New Option Scheme, the Company may grant options to qualified participants as described in the Directors' Report to subscribe for ordinary shares in the Company, subject to a maximum of 10 percent of the issued share capital of the Company as at the date of adoption of the New Option Scheme. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the highest of the closing price of the listed ordinary shares on the date of grant; the average of the closing prices of the listed ordinary shares for the five trading days immediately preceding the date of grant; and the nominal value of the ordinary shares.

	2007	2006
At the beginning of the year	**404,846,000**	516,100,000
Exercised during the year *(ii)*	**(31,450,399)**	(111,254,000)
At the end of the year *(iii)*	**373,395,601**	404,846,000

(i) No share options were granted, lapsed or cancelled by the Company during two years ended March 31, 2006 and 2007.

30 Share capital *(continued)*

(b) Share options *(continued)*

(ii) Details of share options exercised during the year are as follows:

Year ended March 31, 2007

Exercise date (MM.DD.YYYY)	Exercise price HK$	Market value per ordinary share at exercise date HK$	Number of ordinary shares	Proceeds received HK$
07.11.2006 to 07.18.2006	2.170	2.48-2.63	1,880,000	4,079,600
04.04.2006 to 04.25.2006	2.245	2.78-3.08	416,000	933,920
05.08.2006 to 05.16.2006	2.245	2.63-2.83	142,000	318,790
06.05.2006 to 06.27.2006	2.245	2.33-2.60	646,000	1,450,270
07.03.2006 to 07.31.2006	2.245	2.50-2.63	136,000	305,320
08.01.2006 to 08.29.2006	2.245	2.52-2.99	586,000	1,315,570
09.04.2006 to 09.26.2006	2.245	2.72-3.14	896,000	2,011,520
10.09.2006 to 10.23.2006	2.245	3.04-3.45	2,144,000	4,813,280
11.06.2006 to 11.20.2006	2.245	3.10-3.46	1,996,000	4,481,020
12.11.2006 to 12.19.2006	2.245	3.05-3.07	434,000	974,330
01.22.2007 to 01.30.2007	2.245	3.10-3.44	1,494,000	3,354,030
02.05.2007 to 02.26.2007	2.245	3.09-3.44	1,224,000	2,747,880
03.19.2007	2.245	2.95	18,000	40,410
04.18.2006 to 04.25.2006	2.435	2.78-3.03	44,000	107,140
05.08.2006 to 05.16.2006	2.435	2.63-2.83	42,000	102,270
06.20.2006 to 06.27.2006	2.435	2.45-2.60	344,000	837,640
07.10.2006 to 07.31.2006	2.435	2.50-2.63	64,000	155,840
08.22.2006 to 08.29.2006	2.435	2.92-2.99	110,000	267,850
09.04.2006 to 09.26.2006	2.435	2.93-3.14	186,000	452,910
10.09.2006 to 10.23.2006	2.435	3.04-3.45	704,000	1,714,240
11.06.2006 to 11.14.2006	2.435	3.09-3.46	442,000	1,076,270
12.11.2006 to 12.19.2006	2.435	3.05-3.07	166,000	404,210
01.22.2007 to 01.29.2007	2.435	3.10-3.44	950,000	2,313,250
02.05.2007 to 02.26.2007	2.435	3.09-3.44	1,114,000	2,712,590
03.19.2007	2.435	2.95	2,000	4,870
04.04.2006 to 04.25.2006	2.545	2.78-3.08	450,000	1,145,250
05.08.2006 to 05.16.2006	2.545	2.63-2.83	218,000	554,810
06.27.2006	2.545	2.60	184,000	468,280
07.10.2006 to 07.25.2006	2.545	2.59-2.63	172,000	437,740
08.07.2006 to 08.29.2006	2.545	2.63-2.99	818,000	2,081,810
09.04.2006 to 09.26.2006	2.545	2.85-3.14	1,454,399	3,701,445
10.09.2006 to 10.23.2006	2.545	3.04-3.45	2,696,000	6,861,320
11.06.2006 to 11.14.2006	2.545	3.09-3.46	1,216,000	3,094,720
12.12.2006 to 12.18.2006	2.545	3.03-3.07	644,000	1,638,980
01.22.2007 to 01.29.2007	2.545	3.10-3.44	2,012,000	5,120,540
02.05.2007 to 02.26.2007	2.545	3.09-3.44	1,638,000	4,168,710
03.26.2007	2.545	2.97	12,000	30,540
04.18.2006 to 04.24.2006	2.876	2.90-3.03	152,000	437,152
08.28.2006 to 08.29.2006	2.876	2.92-2.99	64,000	184,064
09.04.2006 to 09.26.2006	2.876	2.93-3.14	554,000	1,593,304
10.09.2006 to 10.23.2006	2.876	3.04-3.45	830,000	2,387,080
11.06.2006 to 11.14.2006	2.876	3.09-3.46	532,000	1,530,032
12.11.2006 to 12.19.2006	2.876	3.05-3.07	34,000	97,784
01.22.2007 to 01.30.2007	2.876	3.10-3.44	988,000	2,841,488
02.05.2007 to 02.26.2007	2.876	3.09-3.44	602,000	1,731,352
			31,450,399	77,081,421

30 Share capital *(continued)*

(b) Share options *(continued)*

(ii) Details of share options exercised during the year are as follows: *(continued)*

Year ended March 31, 2006

Exercise date (MM.DD.YYYY)	Exercise price HK$	Market value per ordinary share at exercise date HK$	Number of ordinary shares	Proceeds received HK$
04.12.2005 to 04.19.2005	2.245	2.38-2.60	1,908,000	4,283,460
05.10.2005 to 05.24.2005	2.245	2.43-2.53	1,512,000	3,394,440
06.07.2005 to 06.21.2005	2.245	2.30-2.45	148,000	332,260
07.12.2005 to 07.19.2005	2.245	2.30-2.60	866,000	1,944,170
08.09.2005 to 08.30.2005	2.245	2.68-3.15	14,939,000	33,538,055
09.06.2005 to 09.20.2005	2.245	3.28-3.68	11,174,000	25,085,630
10.18.2005 to 10.25.2005	2.245	3.45-3.65	2,346,000	5,266,770
11.07.2005 to 11.29.2005	2.245	3.40-3.78	7,803,000	17,517,735
12.05.2005 to 12.28.2005	2.245	3.55-3.85	4,312,000	9,680,440
01.10.2006 to 01.23.2006	2.245	3.40-3.63	1,716,000	3,852,420
02.06.2006 to 02.21.2006	2.245	3.10-3.40	506,000	1,135,970
03.21.2006 to 03.28.2006	2.245	3.08-3.28	1,818,000	4,081,410
04.12.2005	2.435	2.60	196,000	477,260
05.10.2005 to 05.31.2005	2.435	2.48-2.53	614,000	1,495,090
07.19.2005 to 07.26.2005	2.435	2.55-2.60	154,000	374,990
08.09.2005 to 08.30.2005	2.435	2.68-3.15	2,376,000	5,785,560
09.06.2005 to 09.20.2005	2.435	3.28-3.68	2,260,000	5,503,100
10.18.2005 to 10.25.2005	2.435	3.45-3.65	766,000	1,865,210
11.07.2005 to 11.29.2005	2.435	3.40-3.78	1,678,000	4,085,930
12.05.2005 to 12.06.2005	2.435	3.73-3.85	824,000	2,006,440
01.10.2006 to 01.16.2006	2.435	3.40-3.53	232,000	564,920
02.06.2006 to 02.20.2006	2.435	3.10-3.30	76,000	185,060
03.21.2006 to 03.28.2006	2.435	3.08-3.28	240,000	584,400
04.12.2005	2.545	2.60	544,000	1,384,480
05.10.2005	2.545	2.53	14,000	35,630
08.02.2005 to 08.30.2005	2.545	2.85-3.15	11,550,000	29,394,750
09.13.2005 to 09.20.2005	2.545	3.28-3.68	9,884,000	25,154,780
10.18.2005 to 10.25.2005	2.545	3.45-3.65	2,382,000	6,062,190
11.07.2005 to 11.29 2005	2.545	3.40-3.78	7,292,000	18,558,140
05.12.2005 to 12.28.2005	2.545	3.55-3.85	4,324,000	11,004,580
01.10.2006 to 01.23.2006	2.545	3.40-3.63	2,462,000	6,265,790
02.06.2006 to 02.21.2006	2.545	3.10-3.40	614,000	1,562,630
03.20.2006 to 03.28.2006	2.545	3.08-3.28	634,000	1,613,530
08.16.2005 to 08.30.2005	2.876	3.08-3.15	1,476,000	4,244,976
09.06.2005 to 09.20.2005	2.876	3.28-3.68	3,466,000	9,968,216
10.18.2005 to 10.25.2005	2.876	3.45-3.65	780,000	2,243,280
11.07.2005 to 11.29.2005	2.876	3.40-3.78	2,244,000	6,453,744
12.05.2005 to 12.28.2005	2.876	3.55-3.85	3,110,000	8,944,360
01.10.2006 to 01.23.2006	2.876	3.40-3.63	1,494,000	4,296,744
02.06.2006 to 02.21.2006	2.876	3.10-3.40	200,000	575,200
03.14.2006 to 03.21.2006	2.876	3.08-3.28	320,000	920,320
			111,254,000	271,724,060

(iii) Details of share options at the balance sheet date are as follows:

Exercise period (MM.DD.YYYY)	Exercise price HK$	**2007 Number of ordinary shares**	2006 Number of ordinary shares
Old Option Scheme			
01.28.2000 to 01.27.2010	4.038	**7,712,000**	7,712,000
01.15.2001 to 01.14.2011	4.312	**74,480,000**	74,480,000
04.16.2001 to 04.15.2011	4.072	**35,550,000**	35,550,000
08.29.2001 to 08.28.2011	2.904	**832,000**	832,000
08.31.2001 to 08.30.2011	2.876	**59,414,000**	63,170,000
		177,988,000	181,744,000
New Option Scheme			
10.10.2002 to 10.09.2012	2.435	**27,388,000**	31,556,000
04.26.2003 to 04.25.2013	2.245	**55,436,000**	65,568,000
04.27.2004 to 04.26.2014	2.545	**105,063,601**	116,578,000
07.08.2004 to 07.07.2014	2.170	**7,520,000**	9,400,000
		195,407,601	223,102,000
		373,395,601	404,846,000

31 Share capital and reserves

The changes in the share capital and reserves of the Company during the year are as follows:

	Company								
	Share capital US$'000	Share premium US$'000	Convertible rights in respect of convertible preferred shares and warrants US$'000	Exchange reserve US$'000	Share redemption reserve US$'000	Investment revaluation reserve US$'000	Share based compensation reserve US$'000	Retained earnings US$'000	Total US$'000
At April 1, 2005	23,958	610,449	-	-	396	(369)	-	266,948	901,382
Deficit in fair market value of available-for-sale financial assets	-	-	-	-	-	(250)	-	-	(250)
Profit for the year	-	-	-	-	-	-	-	117,085	117,085
Exercise of share options	357	34,480	-	-	-	-	-	-	34,837
Issue of ordinary shares	5,586	550,233	-	-	-	-	-	-	555,819
Issue of convertible preferred shares and warrants	-	-	10,769	-	-	-	-	-	10,769
Share based compensation	-	-	-	-	-	-	22,791	-	22,791
Repurchase of shares	(1,397)	(151,902)	-	-	-	-	-	-	(153,299)
Dividends paid	-	-	-	-	-	-	-	(58,840)	(58,840)
At March 31, 2006	28,504	1,043,260	10,769	-	396	(619)	22,791	325,193	1,430,294
At April 1, 2006	28,504	1,043,260	10,769	-	396	(619)	22,791	325,193	1,430,294
Surplus in fair market value of available-for-sale financial assets	-	-	-	-	-	438	-	-	438
Exchange differences	-	-	-	(2,497)	-	-	-	-	(2,497)
Profit for the year	-	-	-	-	-	-	-	128,499	128,499
Transfer of warrants from non-current liabilities at fair value *(Note 29(d))*	-	-	35,210	-	-	-	-	-	35,210
Vesting of shares under long-term incentive program	-	-	-	-	-	-	(8,372)	-	(8,372)
Exercise of share options	101	9,764	-	-	-	-	-	-	9,865
Share based compensation	-	-	-	-	-	-	37,001	-	37,001
Repurchase of shares	(101)	(10,445)	-	-	101	-	-	-	(10,445)
Dividends paid	-	-	-	-	-	-	-	(59,449)	(59,449)
At March 31, 2007	28,504	1,042,579	45,979	(2,497)	497	(181)	51,420	394,243	1,560,544

32 Related party transactions

(a) The Group had the following material related party transactions in the normal course of business during the year:

	Group	
	2007 US$'000	2006 US$'000
北京聯想利泰軟件有限公司 (Beijing Legendsoft International Technology Company Limited) (an associated company)		
Purchase of goods	**220**	472
聯想網絡（深圳）有限公司 (Lenovo Networks (Shenzhen) Limited) (an associated company)		
Purchase of goods	**917**	863
Sale of goods	**1,043**	1,814

Note: The English name of each company is a direct transliteration of its Chinese registered name.

The directors are of the opinion that the above transactions were conducted on normal commercial terms and in the ordinary course of business of the Group.

(b) Key management compensation

Details on key management compensation are set out in Note 12.

33 Bank facilities

At March 31, 2007, total bank facilities granted to the Group are as follows:

	Group			
	Total facilities		Utilized amounts	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Term loan	**100,000**	100,000	**100,000**	100,000
Short-term syndicated loans	**400,000**	400,000	**–**	120,000
Short-term loans	**291,000**	170,000	**18,028**	8,358
Foreign exchange contracts	**1,735,000**	1,131,000	**896,000**	560,000
Other trade finance facilities	**476,000**	274,000	**104,000**	69,872
	3,002,000	2,075,000	**1,118,028**	858,230

The effective annual interest rates at Mach 31, 2007 were as follows:

	US$	Others
Term loan	5.16%	–
Short-term syndicated loans	5.55%	–
Short-term loans	–	3.30% – 20.69%

34 Commitments

(a) Capital commitments

	Group	
	2007	2006
	US$'000	US$'000
Property, plant and equipment:		
Contracted but not provided for	26,496	24,539
Authorized but not contracted for	102,633	913
	129,129	25,452
Intangible assets:		
Authorized but not contracted for	86,000	–
Investment:		
Contracted but not provided for	5,600	7,889
	220,729	33,341

At March 31, 2007, the Company did not have any capital commitments (2006: Nil).

(b) Commitments under operating leases

At March 31, 2007, the Group had future aggregate minimum lease payments in respect of land and buildings under non-cancelable operating leases as follows:

	Group	
	2007	2006
	US$'000	US$'000
Not later than one year	33,141	20,358
Later than one year but not later than five years	106,964	78,557
Later than five years	72,693	71,628
	212,798	170,543

At March 31, 2007, the Company did not have any operating lease commitments (2006: Nil).

(c) Other commitments

Pursuant to the agreement entered into on December 17, 2002 with an independent third party in connection with the purchase of a business and the relevant assets, the Group paid an initial consideration of approximately US$7,820,000, and an additional consideration is payable which is dependent on, inter alia, proper completion of certain reorganization procedures, and the level of operating results of the acquired business up to March 31, 2008. The maximum amount of additional consideration is approximately US$15,831,000 and will be settled in phases before October 31, 2008.

35 Contingent liabilities

(a) The Company has executed guarantees with respect to bank facilities made available to its subsidiaries. At March 31, 2007, such facilities granted and utilized amounted to approximately US$1,202,392,000 and US$298,815,000 (2006: US$1,084,392,000 and US$73,666,000) respectively.

(b) The Company has issued letters of guarantee to certain suppliers and vendors of its subsidiaries. At March 31, 2007, the guarantees granted and utilized amounted to approximately US$547,500,000 and US$124,000,000 (2006: US$549,500,000 and US$113,543,000) respectively.

(c) At March 31, 2007, the Group did not have any significant contingent liabilities (2006: Nil).

36 Notes to the consolidated cash flow statement

(a) Reconciliation of profit before taxation to cash flows from operating activities

	2007 US$'000	2006 US$'000
Profit before taxation	187,729	84,551
Share of losses of associated companies	(1,869)	(464)
Share of losses of jointly controlled entities	–	(138)
Finance income	(26,329)	(24,229)
Depreciation expenses and amortization of prepaid lease payments	73,208	63,137
Amortization of intangible assets and share-based compensation	142,992	129,702
(Gain)/loss on disposal of property, plant and equipment	(1,534)	303
Impairment of assets	8,990	2,921
Fair value change on warrants	171	4,188
(Gain)/loss on disposal of investments	(17,348)	630
Decrease/(increase) in inventories	4,312	(112,007)
Increase in trade receivables, notes receivable, deposits, prepayments and other receivables	(168,403)	(570,411)
Increase in trade payables, notes payable, accruals and other payables	333,872	1,502,180
Finance costs	35,133	51,981
Cash generated from operations	570,924	1,132,344
Finance income received	26,329	24,229
Tax paid	(59,706)	(73,757)
Net cash generated from operating activities	537,547	1,082,816

(b) Analysis of changes in financing activities

	2007			2006		
	Share capital* US$'000	Minority interests US$'000	Bank borrowings US$'000	Share capital* US$'000	Minority interests US$'000	Bank borrowings US$'000
Balance at the beginning of the year	1,072,160	744	228,358	634,803	3,027	–
Exchange adjustment	–	–	–	–	75	–
Interest-bearing bank loans drawn	–	–	–	–	–	600,000
Minority interests' share of profits/(losses)	–	–	–	–	5,460	–
Repayment of bank loans	–	–	(120,000)	–	–	(500,000)
Changes in short-term bank loans	–	–	9,670	–	–	128,358
Acquisition of minority shareholder's interests in a subsidiary	–	–	–	–	(7,793)	–
Disposal of businesses	–	–	–	–	(25)	–
Issue of new shares	9,865	–	–	590,656	–	–
Repurchase of shares	(10,445)	–	–	(153,299)	–	–
Balance at the end of the year	1,071,580	744	118,028	1,072,160	744	228,358

* Including share premium and share redemption reserve.

(c) Significant non-cash transaction

In the previous year, the Group, as partial consideration for the acquisition of IBM's global personal computer business, issued 821,234,569 ordinary shares and 921,636,459 unlisted non-voting ordinary shares of the Company, at a fair value totaling US$555,819,000, to IBM.

37 Retirement benefit obligations

	Group	
	2007	2006
	US$'000	US$'000
Pension obligation included in other non-current liabilities *(Note 29)*		
Pension benefits	**95,970**	143,428
Post-employment medical benefits	**6,978**	2,559
	102,948	145,987
Expensed in income statement		
Pension benefits	**22,399**	11,265
Post-employment medical benefits	**4,411**	2,630
	26,810	13,895

On the acquisition of the personal computer business of IBM, the Group assumed a cash balance pension liability for substantially all former IBM employees in Japan, and final salary defined benefit obligations for selected employees in other countries.

In the United States, the Group operates a final-salary pension plan that covers approximately 25% of all employees. These were former participants in the IBM US pension plan. In addition, the Group operates a supplemental defined benefit plan that covers certain executives transferred from IBM and is intended to provide benefits in excess of certain US tax and labour law limits that apply to the pension plan. Both plans are frozen to new participation. However, benefits continue to accrue.

In Germany, the Group operates a hybrid plan that contains both a defined contribution feature and a defined benefit feature that contains a final-pay formula. This plan is closed to new entrants.

Participant benefits under the Group plans depend on the provisions of the former IBM plan under which the participant had been covered. The Group's major plans are valued by qualified actuaries annually using the projected unit credit method.

(a) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Group	
	2007	2006
	US$'000	US$'000
Present value of funded obligations	**189,832**	113,747
Fair value of plan assets	**(103,907)**	(25,989)
	85,925	87,758
Present value of unfunded obligations	**10,045**	55,670
Liability in the balance sheet	**95,970**	143,428
Pension plan asset in the balance sheet	**3,197**	72,214

Pension plan assets as at March 31, 2006 were primarily receivable from IBM and IBM pension trusts. During the year, most of these amounts were received and contributed to the Group's pension trusts. The balance at March 31, 2007 represents the amount receivable from IBM pension trust in Canada.

37 Retirement benefit obligations *(continued)*

(a) Pension benefits *(continued)*

The movements in the liability recognized in the balance sheet are as follows:

	Group	
	2007	2006
	US$'000	US$'000
At the beginning of the year	**143,428**	–
Exchange adjustment	**2,923**	–
Pension liabilities of subsidiaries acquired	**–**	137,948
Total expense	**22,399**	11,265
Curtailment	**–**	(1,534)
Contribution paid	**(81,110)**	(4,251)
Others	**8,330**	–
At the end of the year	**95,970**	143,428

The amounts recognized in the income statement are as follows:

	2007	2006
	US$'000	US$'000
Employer's part of current service cost	**10,633**	7,427
Interest cost	**5,876**	4,622
Expected return on plan assets	**(2,441)**	(273)
Net actuarial losses/(gains) recognized during the year	**7,976**	(511)
Past service cost	**355**	–
Total periodic pension cost	**22,399**	11,265
Gain on curtailment	**–**	(1,534)
Total expense recognized in the income statement	**22,399**	9,731

The principal actuarial assumptions used are as follows:

	2007	2006
Discount rate	**2.0% – 5.25%**	2.0% – 6.4%
Expected return on plan assets	**3.5% – 6.0%**	3.5% – 6.0%
Future salary increases	**2.0% – 3.1%**	2.0% – 5.7%
Future pension increases	**0% – 1.5%**	0% – 1.5%
Cash balance crediting rate	**2.5% – 5.0%**	2.5%
Life expectancy of a male aged 60	**82**	82

The expected return on plan assets is derived by taking the weighted average of the long term expected rate of return on each of the asset classes that the plan was invested in at the balance sheet date and adjusted for experience adjustment in the income statement.

37 Retirement benefit obligations *(continued)*

(b) Post-employment medical benefits

The Group operates a number of post-employment medical benefit schemes, principally in the US. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes.

The US plan (Lenovo Future Health Account and Retiree Life Insurance Program) is currently funded by a trust that qualifies for tax exemption under US tax law, out of which benefits to eligible retirees and dependents will be made.

The amounts recognized in the balance sheet are determined as follows:

	Group	
	2007	2006
	US$'000	US$'000
Present value of funded operations	**12,884**	8,329
Fair value of plan assets	**(6,920)**	(6,592)
Underfunded status	**5,964**	1,737
Present value of unfunded obligations	**1,014**	822
Liability at the end of year	**6,978**	2,559

Movements in the liability recognized in the balance sheet are as follows:

	2007	2006
	US$'000	US$'000
At the beginning of the year	**2,559**	–
Exchange adjustment	**8**	–
Post-employment medical benefits of subsidiaries acquired	**–**	7,982
Curtailment	**–**	(1,485)
Total expense	**4,411**	2,630
Contribution paid	**–**	(6,568)
At the end of the year	**6,978**	2,559

The amounts recognized in the income statement are as follows:

	2007	2006
	US$'000	US$'000
Current service costs		
Employer's part of the current service cost	**1,667**	–
Interest cost	**552**	1,821
Expected return on plan assets	**(394)**	(56)
Net actuarial losses recognized during the year	**2,586**	62
Others	**–**	803
Total periodic post-employment medical cost	**4,411**	2,630
Gain on curtailment	**–**	(1,485)
Total expense recognized in income statement	**4,411**	1,145

The actual return on plan assets was US$343,000 (2006: US$23,700).

37 Retirement benefit obligations *(continued)*

(c) Additional information on post-employment benefits (pension and medical)

Pension plan assets comprise:

	2007 US$'000	2006 US$'000
Equities	**33,860**	–
Bonds	**40,504**	25,989
Properties	**592**	–
Others	**28,951**	–
Total	**103,907**	25,989

Reconciliation of fair value of plan assets

	Pensions		Medical	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Opening fair value	**25,989**	–	**6,592**	–
Foreign exchange rate changes	**749**	–	–	–
Assets assumed as a result of business acquired (IBM)	–	22,009	–	–
Expected return on plan assets	**2,441**	273	**394**	56
Actuarial gains and (losses)	**2,202**	–	**(51)**	(32)
Contributions by the employer	**81,110**	4,251	–	6,568
Contributions by plan participants	**64**	19	–	–
Benefits paid	**(8,648)**	(563)	**(15)**	–
Closing fair value	**103,907**	25,989	**6,920**	6,592
Actual return on plan assets	**4,643**	273	**343**	–

Contributions to the plans during the year ended March 31, 2007 include amounts paid into the plans following the transfer of assets from IBM.

Contributions of US$13 million are estimated to be made for the year ending March 31, 2008, excluding amounts due to be transferred from IBM plans.

37 Retirement benefit obligations *(continued)*

(c) Additional information on post-employment benefits (pension and medical) *(continued)*

Reconciliation of movements in present value of defined benefit obligations

	Pensions		Medical	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Opening defined benefit obligations	**169,417**	–	**9,151**	–
Obligation assumed as a result of business acquired (IBM)	**–**	159,957	**–**	7,982
Employer's part of current service cost	**10,633**	7,427	**1,667**	–
Interest cost	**5,876**	4,622	**552**	1,821
Contributions by plan participants	**64**	19	**–**	–
Actuarial losses/(gains)	**10,178**	(511)	**2,535**	30
Benefits paid	**(8,648)**	(563)	**(15)**	–
Past service costs	**355**	–	**–**	–
Curtailments and settlements	**–**	(1,534)	**–**	(1,485)
Others	**8,330**	–	**–**	803
Foreign exchange rate changes	**3,672**	–	**8**	–
Closing defined benefit obligations	**199,877**	169,417	**13,898**	9,151

Summary of pensions and post-retirement medical benefits

	At March 31,	
	2007	2006
	US$'000	US$'000
Present value of defined benefit obligations	**213,775**	178,568
Fair value of plan assets	**110,827**	32,581
Deficit	**102,948**	145,987
Experience adjustments on plan assets		
Amount of (gain)/loss	**(2,152)**	32
Percentage of plan assets	**1.9%**	-0.1%
Experience adjustments on plan liabilities		
Amount of loss/(gain)	**8,040**	(510)
Percentage of the present value of the defined benefit obligations	**4.0%**	-0.3%

38 Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an assets purchase agreement dated December 7, 2004.

The total consideration for acquiring the IBM PC Business is approximately US$1,548 million, including cash, the Company's shares and related transaction costs.

Set forth below is a calculation of goodwill:

	US$'000
Purchase consideration:	
– Cash	693,728
– Direct costs related to the acquisition	73,540
– Fair value of shares issued	555,819
– Net working capital "true-up"	224,498
Total purchase consideration	1,547,585
Less: Fair value of net assets acquired	246,091
Goodwill	1,301,494

The major components of assets and liabilities arising from the acquisition are as follows:

	Fair value US$'000	**Carrying value** US$'000
Cash and cash equivalents	3,122	3,122
Property, plant and equipment	77,345	75,264
Intangible assets	621,690	–
Net working capital excluded cash	(345,117)	(345,117)
Non-current liabilities	(110,949)	(110,949)
Net assets acquired/(liabilities assumed)	246,091	(377,680)

The goodwill is primarily attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired. The directors are of the view that there was no evidence of impairment of goodwill as at March 31, 2007 (Note 19).

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are amortized over their useful lives ranging from three to four years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current and non-current liabilities.

39 Principal subsidiaries

The following includes the principal subsidiaries directly or indirectly held by the Company and, in the opinion of the directors, significant to the results of the year or form a substantial portion of the net assets of the Group. The directors consider that giving details of other subsidiaries would result in particulars of excessive length.

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective holding 2007	Effective holding 2006	Principal activities
Held directly:					
聯想(北京)有限公司 (Lenovo (Beijing) Limited) [1] (wholly owned foreign enterprise)	Chinese Mainland	HK$78,000,000	100%	100%	Manufacturing and distribution of IT products and provision of IT services
聯想(上海)有限公司 (Lenovo (Shanghai) Co., Ltd.) [1] (wholly owned foreign enterprise)	Chinese Mainland	HK$10,000,000	100%	100%	Distribution of IT products and provision of IT services
Held indirectly:					
Lenovo (Asia Pacific) Limited	Hong Kong	HK$1,225,130,734	100%	100%	Investment holding and distribution of IT products
北京聯想軟件有限公司 (Beijing Lenovo Software Limited) [1] (wholly owned foreign enterprise)	Chinese Mainland	HK$5,000,000	100%	100%	Provision of IT services and distribution of IT products
惠陽聯想工業物業有限公司 (Huiyang Lenovo Industry Property Limited) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	US$2,045,500	100%	100%	Property holding and property management
聯想國際信息產品(深圳)有限公司 (International Information Products (Shenzhen) Co., Ltd) [1] (wholly owned foreign enterprise)	Chinese Mainland	US$7,800,000	100%	100%	Manufacturing and distribution of IT products
Lenovo (Australia & New Zealand) Pty Limited	Australia	AUD36,272,716	100%	100%	Distribution of IT products
Lenovo (Belgium) Sprl	Belgium	EUR24,384,053	100%	100%	Distribution of IT products

39 Principal subsidiaries *(continued)*

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective holding 2007	Effective holding 2006	Principal activities
Lenovo (Canada) Inc.	Canada	CAD10,000,000	100%	100%	Distribution of IT products
聯想(成都)有限公司 (Lenovo (Chengdu) Limited) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	RMB12,000,000	100%	100%	Provision of IT services and distribution of IT products
聯想中望系統服務有限公司 (Lenovo ChinaWeal System & Service Co., Ltd.) [1] (wholly owned foreign enterprise)	Chinese Mainland	US$6,024,000	95.1%	95.1%	Provision of IT services and distribution of IT products
Lenovo Computer Limited	Hong Kong	HK$2	100%	100%	Procurement agency and distribution of IT products
Lenovo (Danmark) ApS	Denmark	DKK126,000	100%	100%	Distribution of IT products
Lenovo (Deutschland) GmbH	Germany	EUR25,100	100%	100%	Distribution of IT products
Lenovo (France) SAS	France	EUR1,837,000	100%	100%	Distribution of IT products
Lenovo (Hong Kong) Limited	Hong Kong	HK$23,640,611	100%	100%	Distribution of IT products
惠陽聯想電子工業有限公司 (Lenovo (Hui Yang) Electronic Industrial Co., Ltd.) [1] (wholly owned foreign enterprise)	Chinese Mainland	HK$16,000,000	100%	100%	Manufacturing of IT products
Lenovo (India) Private Limited	India	INR326,969,990	100%	100%	Manufacturing and distribution of IT products
Lenovo (International) B.V.	Netherlands	EUR20,000	100%	100%	Investment holding and distribution of IT products

39 Principal subsidiaries *(continued)*

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective holding 2007	Effective holding 2006	Principal activities
聯想工業實業發展（大亞灣）有限公司 (Lenovo Industrial Development Co., (Daya Bay) Ltd.) [1] (wholly owned foreign enterprise)	Chinese Mainland	US$10,000,000	100%	100%	Property holding and property management
Lenovo (Israel) Ltd	Israel	ILS1,000	100%	100%	Distribution of IT products
Lenovo (Italy) S.r.l	Italy	EUR100,000	100%	100%	Distribution of IT products
Lenovo (Japan) Ltd	Japan	JPY300,000,000	100%	100%	Distribution of IT products
Lenovo Korea LLC	Korea	KRW3,580,940,000	100%	100%	Distribution of IT products
Lenovo Mexico, S. de R.L. de C.V.	Mexico	MXN33,313,621	100%	100%	Distribution of IT products
聯想移動通信科技有限公司 (Lenovo Mobile Communication Technology Ltd.) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	RMB187,500,000	100%	100%	Manufacturing and distribution of mobile handsets
Lenovo PC HK Limited	Hong Kong	HK$2 ordinary and HK$1,000,000 non-voting deferred	100%	100%	Distribution of IT products
Lenovo (Schweiz) GmbH	Switzerland	CHF2,000,000	100%	100%	Distribution of IT products
聯想（瀋陽）有限公司 (Lenovo (Shenyang) Limited) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo (Singapore) Pte. Ltd.	Singapore	SGD1,314,573,749	100%	100%	Procurement agency, group treasury, supply chain management, intellectual property rights management and distribution of IT products
Lenovo (South Africa) (Pty) Limited	South Africa	ZAR100	100%	100%	Distribution of IT products
Lenovo (Spain), SRL	Spain	EUR108,182	100%	100%	Distribution of IT products
Lenovo (Sweden) AB	Sweden	SEK200,000	100%	100%	Distribution of IT products

39 Principal subsidiaries *(continued)*

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective holding 2007	Effective holding 2006	Principal activities
Lenovo Technology (United Kingdom) Limited	United Kingdom	GBP8,629,507	100%	100%	Distribution of IT products
Lenovo Technology B.V.	Netherlands	EUR20,000	100%	100%	Investment holding and distribution of IT products
Lenovo Tecnologia (Brasil) Ltda	Brazil	BRL36,685,570	100%	100%	Distribution of IT products
Lenovo (Thailand) Limited	Thailand	THB50,000,000	100%	100%	Distribution of IT products
Lenovo (United States) Inc.	United States	US$1	100%	100%	Distribution of IT products
Lenovo (Venezuela), SA	Venezuela	VEB2,016,890,000	100%	100%	Distribution of IT products
聯想（武漢）有限公司 (Lenovo (Wuhan) Limited) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
聯想（西安）有限公司 (Lenovo (Xian) Limited) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
LLC Lenovo (East Europe/Asia)	Russia	RUB1,910,000	100%	100%	Distribution of IT products
上海聯想電子有限公司 (Shanghai Lenovo Electronic Co., Ltd.) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	RMB20,000,000	100%	100%	Manufacturing of IT products
陽光雨露信息技術服務（北京）有限公司 (Sunny Information Technology Service (Beijing) Co., Ltd.) [1] (Chinese-foreign equity joint venture)	Chinese Mainland	RMB20,000,000	100%	100%	Provision of repair services for computer hardware and software systems
Think Products (Malaysia) Sdn Bhd	Malaysia	MYR251,000	100%	100%	Distribution of IT products

39 Principal subsidiaries *(continued)*

Notes:

(i) All the above subsidiaries operate principally in their respective places of incorporation or establishment.

(ii) All the Chinese Mainland subsidiaries are limited liability companies. They have adopted 31st December as their financial year end date for statutory reporting purposes. For the preparation of the consolidated financial statements, financial statements of these subsidiaries for the year ended March 31, 2006 and 2007 have been used.

(iii) The company whose English name ends with a "1" is a direct transliteration of its Chinese registered name.

40 Subsequent events

Subsequent to the balance sheet date, the Group announced a series of measures designed to enhance business performance and accelerate profitable growth. Such measures will incur a pre tax restructuring cost of approximately US$50 million to US$60 million.

41 Approval of financial statements

The financial statements were approved by the board of directors on May 23, 2007.

FIVE-YEAR FINANCIAL SUMMARY

	2007 US$'000	2006 US$'000	2005 US$'000	2004 US$'000	2003 US$'000
Sales	**14,590,204**	13,275,751	2,891,625	2,971,275	2,594,012
Cost of sales	**(12,553,567)**	(11,417,307)	(2,518,536)	(2,591,825)	(2,257,520)
Gross profit	**2,036,637**	1,858,444	373,089	379,450	336,492
Other income/(expense) – net	**8,187**	(7,739)	13,538	6,097	(3,436)
Selling and distribution expenses	**(1,114,624)**	(1,028,323)	(165,583)	(165,850)	(132,735)
Administrative expenses	**(498,656)**	(433,578)	(42,126)	(44,014)	(42,146)
Research and development expenses	**(227,362)**	(194,932)	(48,594)	(64,048)	(40,280)
Other operating income/(expense) – net	**(9,518)**	(82,171)	2,579	7,151	6,767
Operating profit	**194,664**	111,701	132,903	118,786	124,662
Finance income	**26,329**	24,229	13,548	11,970	9,902
Finance costs	**(35,133)**	(51,981)	(855)	(369)	(3)
Share of profits of jointly controlled entities	**–**	138	(1,580)	(5,008)	(4,455)
Share of profits of associated companies	**1,869**	464	536	2,166	1,773
Profit before taxation	**187,729**	84,551	144,552	127,545	131,879
Taxation	**(26,591)**	(56,881)	(4,511)	2,583	(3,336)
Profit for the year	**161,138**	27,670	140,041	130,128	128,543
Profit attributable to:					
Shareholders of the Company	**161,138**	22,210	143,608	134,985	130,404
Minority interests	**–**	5,460	(3,567)	(4,857)	(1,861)
	161,138	27,670	140,041	130,128	128,543
Dividends	**59,331**	59,198	95,822	42,911	49,847
Earnings per share					
– Basic	**US1.87 cents**	US0.25 cent	US1.74 cents	US1.81 cents	US1.92 cents
– Diluted	**US1.84 cents**	US0.25 cent	US1.74 cents	US1.79 cents	US1.92 cents
Total assets	**5,449,116**	5,040,558	1,157,943	1,069,492	866,102
Total liabilities	**4,314,840**	3,995,911	487,686	490,255	321,453
Net assets	**1,134,276**	1,044,647	670,257	579,237	544,649

CORPORATE INFORMATION

Board of Directors

Executive directors

Mr. Yang Yuanqing
Mr. William J. Amelio
Ms. Ma Xuezheng[1]

Non executive directors

Mr. Liu Chuanzhi
Mr. Zhu Linan
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang
(Alternate director to Mr. James G. Coulter)
Mr. Vince Feng
(Alternate director to Mr. William O. Grabe)
Mr. Daniel A. Carroll
(Alternate director to Mr. Shan Weijian)

Independent non-executive directors

Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III
Mr. Wong Wai Ming[2]

Qualified Accountant

Mr. Damian Glendinning

Company Secretary

Mr. Mok Chung Fu

Registered Office

23rd Floor, Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

Principal Bankers

BNP Paribas
Standard Chartered Bank (Hong Kong) Limited
ABN AMRO Bank N.V.
Industrial and Commercial Bank of China (Asia) Limited
China Merchants Bank
Citibank, N.A.
Industrial and Commercial Bank of China
The Hong Kong and Shanghai Banking Corporation Limited

Independent Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building,
Central, Hong Kong

Share Registrar

Abacus Share Registrars Limited
26th Floor, Tesbury Centre,
28 Queen's Road East, Hong Kong

American Depositary Receipts

(Depositary and Registrar)
Citibank, N.A.
14th Floor, 388 Greenwich Street,
New York, NY 10013, USA

Stock Codes

Hong Kong Stock Exchange: 992
American Depositary Receipts: LNVGY

Website

www.lenovo.com

Remarks:-
[1] Re-designated as a non-executive Vice Chairman on May 23, 2007
[2] Resigned as an independent non-executive director on May 23, 2007

www.lenovo.com



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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Lenovo Group Limited**, you should at once hand this circular and the accompanying proxy form to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

---

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

GENERAL MANDATES
TO REPURCHASE SHARES AND TO ISSUE SHARES,
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, July 20, 2007 at 9:30 a.m. is set out on pages 14 to 17 of this circular. Whether or not you are able to attend the Annual General Meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Hong Kong, June 27, 2007

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr. Yang Yuanqing
Mr. William J. Amelio

Non-executive Directors:
Mr. Liu Chuanzhi
Mr. Zhu Linan
Ms. Ma Xuezheng
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang *(Alternate director to Mr. James G. Coulter)*
Mr. Vince Feng *(Alternate director to Mr. William O. Grabe)*
Mr. Daniel A. Carroll *(Alternate director to Mr. Shan Weijian)*

Independent Non-executive Directors:
Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III

Registered Office:
23rd Floor
Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

June 27, 2007

To the Shareholders and, for information only,
the holders of Non-voting Shares

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and the Companies Ordinance, Chapter 32 of the Laws of Hong Kong (the "**Companies Ordinance**"), listed companies incorporated in Hong Kong may in certain circumstances, if authorized by their Articles of Association, purchase their own shares.

At the annual general meeting of the Company held on August 29, 2006 general mandates were given to the directors of the Company (the "**Directors**") to exercise the powers of the Company to repurchase shares and to issue shares. Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the annual general meeting of the Company to be held on July 20, 2007 (the "**AGM**") to approve fresh general mandates to repurchase shares and to issue shares.

The purpose of this circular is to provide you with information regarding, *inter alia*, the proposed general mandates to repurchase shares and to issue shares and the re-election of the retiring Directors.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to give a general and unconditional mandate to the Directors to exercise the powers of the Company to repurchase issued voting ordinary shares of nominal value HK$0.025 each of the Company up to a maximum of 10 per cent of the issued voting ordinary share capital of the Company at the date of passing of the ordinary resolution (the "**Repurchase Mandate**"). Such authority may only continue in force during the period from the passing of the resolution until the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution, or revoked or varied by ordinary resolution of the shareholders in general meeting, whichever occurs first.

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the AGM, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate to issue voting ordinary shares representing up to 20 per cent of the issued voting ordinary share capital of the Company at the date of passing of the resolution (the "**Issue Mandate**"). As at June 21, 2007, being the latest practicable date prior to printing of this circular for ascertaining certain information contained in this circular (the "**Latest Practicable Date**"), the issued voting ordinary share capital of the Company comprised 8,552,803,022 voting ordinary shares of nominal value HK$0.025 each ("**Shares**"). If the ordinary resolution granting the Issue Mandate to the Directors is passed at the AGM, and assuming that no further voting ordinary shares are issued or repurchased prior to the AGM, up to 1,710,560,604 Shares, representing 20 per cent of aggregate nominal amount of the entire issued voting ordinary share capital of the Company as at the date of passing the ordinary resolution at the AGM, may be issued by the Company. The Issue Mandate may only continue in force until the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution, or revoked or varied by ordinary resolution of the shareholders in general meeting, whichever occurs first. In addition, an ordinary resolution will be proposed to authorize extension of the Issue Mandate which would increase the limit of the Issue Mandate by adding to it the number of Shares repurchased under the Repurchase Mandate.

RE-ELECTION OF DIRECTORS

Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Set out on pages 14 to 17 is a notice convening the AGM for the purposes of considering and, if thought fit, approving, *inter alia*, the Repurchase Mandate and the Issue Mandate. A form of proxy for use by holders of issued voting ordinary shares or a proxy form for use by holders of preferred shares at the AGM is enclosed, as appropriate. Whether or not you intend to be present at the AGM, you are requested to complete the relevant proxy form and deposit it at the Company's share registrar, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. Completion and deposit of the relevant proxy form will not preclude you from attending and voting at the AGM if you so wish.

PROCEDURES FOR DEMANDING A POLL

Pursuant to the Articles of Association of the Company, a poll may be demanded in the following manner:

(a) by the Chairman; or

(b) by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) by any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(e) as required by the applicable Listing Rules.

The Chairman intends to demand poll voting at the AGM for all the resolutions set out in the notice of AGM.

RECOMMENDATION

The Board of Directors (the "**Board**") consider that the re-election of the retiring Directors, the Repurchase Mandate and the Issue Mandate are in the best interests of the Company and its shareholders and recommend that you should vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
By order of the Board
Yang Yuanqing
Chairman

This appendix serves as an explanatory statement to the shareholders as required under the Listing Rules in connection with the proposed Repurchase Mandate and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

1. SHAREHOLDERS' APPROVAL

The Listing Rules provide that all proposed share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions. The Shares proposed to be purchased by the Company must be fully paid up.

2. NUMBER OF SHARES SUBJECT TO THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued share capital of the Company comprised as follows:

(a) 8,552,803,022 Shares, representing the issued voting ordinary share capital of the Company;

(b) 375,282,756 non-voting ordinary shares of nominal value HK$0.025 each (the "**Non-voting Shares**"); and

(c) 2,730,000 Series A Cumulative Convertible Preferred Shares of nominal value HK$9.175 each.

If the ordinary resolution authorizing the Directors to repurchase its own Shares is passed at the AGM, and assuming that no further Shares are issued or repurchased prior to the AGM, up to 855,280,302 Shares, representing 10 per cent of the entire issued voting ordinary share capital of the Company as at the date of passing the resolution at the AGM, may be repurchased by the Company.

3. SOURCE OF FUNDS

Repurchases must be funded out of funds legally available for the purpose in accordance with the Articles of Association of the Company and the laws of Hong Kong. The Companies Ordinance provides that the repurchases may be made either out of distributable profits or the proceeds of a new issue of shares made for such purpose.

4. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from the shareholders to enable the Company to repurchase Shares in the market at any appropriate time. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

5. FINANCIAL EFFECT OF REPURCHASES

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing position which in the opinion of the Directors are from time to time appropriate for the Company. However, on the basis of the most recent published consolidated financial position of the Company as at March 31, 2007, there may be a material adverse impact on the working capital or gearing position of the Company if the Repurchase Mandate is exercised in full.

6. GENERAL

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention to sell any of the Shares to the Company or its subsidiaries if the Repurchase Mandate is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

No connected person (as defined in the Listing Rules) has notified the Company that it has a present intention to sell any of the Shares to the Company, or has undertaken not to do so, if the Company is authorized to make purchases of Shares.

If, as the result of a repurchase of the Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Code on Takeovers and Mergers (the "**Takeovers Code**"). As a result, a shareholder, or a group of shareholders acting in concert, could, depending on the level of increase of shareholding interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, according to the register maintained under section 336 of the Securities and Futures Ordinance, Legend Holdings Limited (the "**Controlling Shareholder**") and its wholly-owned subsidiary, Right Lane Limited, were collectively interested in 4,198,547,971 Shares, representing approximately 44.04 per cent of the voting rights of the Company (including all voting ordinary shares and preferred shares). Based on such shareholding and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, their collective shareholding would be increased to approximately 48.39 per cent of the voting rights of the Company (including all voting ordinary shares and preferred shares). Such increase would give rise to an obligation to make a mandatory offer in accordance with rules 26 and 32 of the Takeovers Code.

In the event of an exercise of the Repurchase Mandate, public shareholding in the Company may be reduced to below 25 per cent which will be in breach of the Listing Rules. In accordance with the aforesaid undertaking and unless otherwise approved by the Stock Exchange, the Directors will refrain from exercising the power conferred by the Repurchase Mandate if it will result in a breach of the Listing Rules.

The Company has repurchased a total of 16,000,000 Shares of the Company on the Stock Exchange during the six months preceding the Latest Practicable Date, details of which are as follows:

Date of Repurchase	Number of Shares repurchased	Price for the Repurchased Shares	
		Highest	**Lowest**
(dd/mm/yy)		*(HK$)*	*(HK$)*
09/03/2007	1,270,000	2.89	2.87
12/03/2007	1,592,000	2.90	2.88
13/03/2007	2,000,000	2.91	2.87
14/03/2007	1,660,000	2.83	2.78
15/03/2007	1,636,000	2.86	2.84
16/03/2007	1,500,000	2.89	2.86
19/03/2007	1,538,000	2.96	2.92
20/03/2007	1,500,000	2.96	2.90
21/03/2007	1,250,000	2.96	–
22/03/2007	1,750,000	2.99	2.98
23/03/2007	304,000	2.99	–
Total:	16,000,000		

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the 12 months prior to the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
2006		
June	2.650	2.175
July	2.725	2.400
August	3.280	2.440
September	3.250	2.710
October	3.580	3.030
November	3.570	3.040
December	3.210	3.000
2007		
January	3.490	3.030
February	3.580	2.770
March	3.050	2.700
April	3.280	2.770
May	4.020	2.870

In accordance with Article 101 of the Articles of Association of the Company, the following Directors will retire by rotation from office at the AGM and, being eligible, will offer themselves for re-election.

Mr. Yang Yuanqing, 42, is the Chairman of the Board. Mr. Yang is a former Chief Executive Officer of the Company and has been an executive Director since December 16, 1997. He has more than 16 years of experience in the field of computer. He graduated from the Department of Computer Science at the University of Science and Technology of China with a Master's degree in 1989.

Mr. Yang is an independent non-executive director of UFIDA Software Co. Ltd. (Shanghai Stock Exchange listed). Save as disclosed above, Mr. Yang has not held any directorship with any listed company in the last three years. Prior to joining the Company, Mr. Yang was an employee of the Controlling Shareholder's subsidiary. Save as disclosed above, Mr. Yang has no relationship with any Director and senior management or substantial or controlling shareholder of the Company.

The Company entered into a service contract with Mr. Yang on October 9, 2006 for an unfixed term commencing from October 9, 2006. Pursuant to the service contract, Mr. Yang's annual base salary is US$584,503 and his annual target bonus is US$974,172. Mr. Yang's annual target bonus is only payable if the performance targets for the relevant financial year as established by the Board or the Compensation Committee of the Company (the "Compensation Committee") have been met. Mr. Yang is also entitled to receive an agreed-upon housing allowance. In addition, Mr. Yang is entitled to an annual long-term equity incentive award with a target value of US$2,171,291 which award shall be subject to the terms of such plans and applicable performance goals as have been or may be established by the Company for such awards. Mr. Yang's annual award shall vest ratably over a four-year period from the date of grant (or such other period as determined by the Board) in accordance with the terms of such plan. Such equity awards may be in the form of, but not limited to, any combination of stock appreciation rights, restricted stock units and other equity or equity-based compensation or cash-based compensation as determined by the Board or the Compensation Committee pursuant to the terms of the Company's applicable plans.

According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO") as at the Latest Practicable Date, Mr. Yang was interested in 11,408,048 ordinary voting shares, and 11,250,000 underlying shares in respect of share options granted under the share option scheme of the Company. Mr. Yang was also interested in 24,301,351 underlying shares granted under the long-term incentive program of the Company.

Mr. Yang has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Ms. Ma Xuezheng, 54, had been an executive Director and the Chief Financial Officer of the Company since 1997 and 2000 respectively and held directorship in various subsidiaries of the Company. She has been re-designated as a non-executive Vice Chairman and also retired as the Chief Financial Officer and Senior Vice President of the Company on May 23, 2007.

Ms. Ma has more than 28 years of experience in financial and executive management. She graduated from Capital Normal University in 1976 with a Bachelor of Arts degree. Ms. Ma is also an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited. Ms. Ma previously served as a director of Sohu.com Inc. (NASDAQ listed). Save as disclosed above, Ms. Ma has not held any other directorships in listed companies in the last three years. Prior to joining the Company, Ms. Ma was an employee of the Controlling Shareholder's subsidiary. Save as disclosed above, Ms. Ma has no relationship with any Director, senior management or substantial or controlling shareholder of the Company.

During the term of Ms. Ma's appointment as an executive Director, Chief Financial Officer and Senior Vice President, a service contract for an unfixed term was entered into between the Company and Ms. Ma, details of the service contract are set out in the circular issued by the Company to the Shareholders on October 19, 2006. As at the Latest Practicable Date, no service contract for being a non-executive Vice Chairman has been entered into by Ms. Ma with the Company. Ms. Ma is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association. Ms. Ma will be entitled to receive such director's fee and other remuneration same as other non-executive directors of the Company as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the shareholders of the Company. In determining the director's fee and remuneration for Ms. Ma, the Board will take into account the level of remuneration paid to a non-executive director of comparable companies, time and responsibilities committed by Ms. Ma in attending to the affairs of the Company and the recommendation given by professional consultant.

According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Ms. Ma was interested in 23,568,441 ordinary voting shares, and 6,120,000 underlying shares in respect of share options granted under the share option scheme of the Company. Ms. Ma was also interested in 7,978,619 underlying shares granted under the long-term incentive program of the Company.

Ms. Ma has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Mr. James G. Coulter, 47, has been a non-executive Director of the Company since May 17, 2005. Mr. Coulter is a founding partner of TPG Capital. Prior to forming TPG Capital, he was a Vice President of Keystone Inc. and a financial analyst with Lehman Brothers Kuhn Leob

Inc. Mr. Coulter is nominated by TPG IV Acquisition Company LLC (an affiliate of TPG Capital) for election to the board of directors of the Company pursuant to an Investment Agreement entered into between the Company, TPG IV Acquisition Company LLC, General Atlantic Group and other investors on March 30, 2005 (the "Investment Agreement").

Mr. Coulter also serves on the board of directors of Zhone Technologies Inc. (NASDAQ listed). Save as disclosed above, Mr. Coulter has not held any other directorships in listed companies in the last three years.

Mr. Coulter, Mr. Justin T. Chang (alternate director to Mr. Coulter), Mr. Shan Weijian and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian) are business related persons based on the historic relationship between their respective organizations and the integration of TPG Capital and Newbridge Capital Group. Save as disclosed above, Mr. Coulter has no relationship with any Director, senior management or substantial or controlling shareholder of the Company.

Mr. Coulter does not hold any positions with the Company or any member of the Company's group of companies other than that of non-executive Director of the Company.

There is no service contract between Mr. Coulter and the Company. Mr. Coulter was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Coulter will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and other remuneration for Mr. Coulter, the Board will take into account the level of remuneration paid to a non-executive director of comparable companies, time and responsibilities committed and assumed by Mr. Coulter in attending to the affairs of the Company and the recommendation given by professional consultant.

According to the register maintained by the Company pursuant to section 352 of the SFO on June 1, 2007, Mr. Coulter was interested in 43,333 ordinary voting shares and 476,667 underlying shares granted under the long-term incentive program of the Company.

On June 16, 2007, the Company received notices from legal representative of Mr. Coulter pursuant to Section 347 of the SFO disclosing Mr. Coulter's additional interests in the Company as follows:

(1) 885,180,238 underlying shares; and

(2) 1,950,000 Series A Cumulative Preferred Shares of nominal value HK$9.175,

each by virtue of his deemed corporate interests in TPG Advisors IV, Inc., TPG GenPar IV, L.P., TPG Partners IV, L.P., TPG IV Acquisition Company LLC, Tarrant Capital Advisors, Inc., Tarrant Advisors, Inc., Newbridge Asia Advisors III, Inc., Newbridge Asia GenPar III, L.P.,

Newbridge Asia III, L.P., Newbridge Asia Acquisition Company LLC, TPG Advisors III, Inc., TPG GenPar III, L.P., TPG Partners III, L.P., TPG III Acquisition Company LLC, T^3 Advisors II, Inc., T^3 GenPar II, L.P., T^3 Partners II, L.P., T^3 II Acquisition Company, LLC.

Mr. Coulter has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Mr. William O. Grabe, 69, has been a non-executive Director of the Company since May 17, 2005. Mr. Grabe is a Managing Director of General Atlantic LLC and has been with the General Atlantic Group since 1992. Prior to that, he served as the Vice President and Corporate Officer of IBM. Mr. Grabe is nominated by the General Atlantic Group for election to the board of directors of the Company pursuant to the Investment Agreement.

Mr. Grabe is also a director of the following listed companies: Digital China Holdings Limited (Hong Kong Stock Exchange listed), LHS AG (Frankfurt Stock Exchange listed), Patni Computer Systems Limited (Mumbai Stock Exchange and NYSE listed), Gartner Inc. (NYSE listed) and Compuware Corporation (NASDAQ listed). Mr. Grabe previously served as a director of Exact Holding NV (Euronext listed), Baan Company N.V. (NASDAQ listed), FirePond Inc (NASDAQ listed), Bottomline Technologies Inc. (NASDAQ listed), LHS Group, Inc. (NASDAQ listed), MAPICS, Inc. (NASDAQ listed) and Marcam Solutions, Inc. (NASDAQ listed). Save as disclosed above, Mr. Grabe has not held any other directorships in listed companies in the last three years.

Mr. John Barter III, an independent non-executive Director of the Company, is a limited partner co-investor in an investment fund company managed by the General Atlantic Group of which Mr. Grabe and Mr. Vince Feng (alternate director to Mr. Grabe) are Managing Directors. Also, Mr. Grabe is a director of Digital China Holdings Limited of which Legend Holdings Limited, a controlling shareholder of the Company, is the controlling shareholder. Save as disclosed above, Mr. Grabe has no relationship with any Director, senior management or substantial or controlling shareholder of the Company.

Mr. Grabe does not hold any positions with the Company or any member of the Company's group of companies other than that of non-executive Director of the Company.

There is no service contract between Mr. Grabe and the Company. Mr. Grabe was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Grabe will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's remuneration for Mr. Grabe, the Board will take into account the level of fee and remuneration paid to a non-executive director of comparable companies, time and responsibilities committed and assumed by Mr. Grabe in attending to the affairs of the Company and the recommendation given by professional consultant.

According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Grabe was interested in 131,607 ordinary voting shares and 1,040,667 underlying shares granted under the long term incentive program of the Company.

Mr. Grabe has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The following persons will cease to be an alternate Director if his appointor ceases to be a Director:

Mr. Justin T. Chang, 40, has been an alternate Director to Mr. James G. Coulter since May 17, 2005. Mr. Chang is a partner of TPG Capital. Mr. Chang received his MBA from Harvard Business School and his Bachelor degree, cum laude, in Economics and Political Science from Yale University.

Mr. Chang is a director of ON Semiconductor Corporation (NASDAQ listed) and Shenzhen Development Bank (Shenzhen Stock Exchange listed). Save as disclosed above, Mr. Chang has not held any other directorships in listed companies in the last three years.

Mr. Chang (alternate Director to Mr. James G. Coulter), Mr. James G. Coulter, Mr. Shan Weijian and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian) are business related persons based on the historic relationship between their respective organizations and the integration of TPG Capital and Newbridge Capital Group. Mr. Chang, Mr. Shan and Mr. Carroll are directors of Shenzhen Development Bank. Save as disclosed above, Mr. Chang has no relationship with any Directors, senior management or substantial or controlling shareholder of the Company.

Mr. Chang does not hold any positions with the Company or any member of the Company's group of companies other than that of alternate Director to Mr. James G. Coulter.

There is no service contract between Mr. Chang and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr. Chang will cease to be an alternate Director if Mr. James G. Coulter ceases for any reason to be a Director and is not entitled to receive from the Company any fee in his capacity as alternate Director.

According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Chang did not hold any interests in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Chang has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Mr. Vince Feng, 34, has been an alternate Director to Mr. William O. Grabe since May 17, 2005. Mr. Feng is a Managing Director of General Atlantic LLC. Mr. Feng has overall responsibility for the East Asia investment activities of General Atlantic LLC. He has been with the General Atlantic Group since 1998. Prior to that, Mr. Feng worked at Goldman Sachs (Asia) LLC.

Mr. Feng is a director of Vimicro International Corporation (NASDAQ listed), A-Max Technology Limited, and Oak Pacific Interactive. Mr. Feng previously served as a director of Data Systems Consulting Co., Ltd. (Taiwan Stock Exchange listed). Save as disclosed above, Mr. Feng has not held any other directorships in listed companies in the last three years.

Mr. John Barter III, an independent non-executive Director of the Company, is a limited partner co-investor in an investment fund company managed by the General Atlantic Group of which Mr. Feng (alternate director to Mr. Grabe) and Mr. Grabe are Managing Directors. Save as disclosed above, Mr. Feng has no relationship with any Directors, senior management or substantial or controlling shareholder of the Company.

Mr. Feng does not hold any positions with the Company or any member of the Company's group of companies other than that of alternate Director to Mr. William O. Grabe.

There is no service contract between Mr. Feng and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr. Feng will cease to be an alternate Director if Mr. William O. Grabe ceases for any reason to be a Director and is not entitled to receive from the Company any fee in his capacity as alternate Director.

According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Feng did not hold any interests in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Feng has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Lenovo Group Limited (the "**Company**") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, July 20, 2007 at 9:30 a.m. for the following purposes:

(1) To receive and consider the audited accounts for the year ended March 31, 2007 together with the reports of the directors and auditors thereon.

(2) To declare a final dividend for the issued ordinary shares for the year ended March 31, 2007.

(3) To re-elect the retiring directors and authorize the board of directors of the Company to fix directors' fees.

(4) To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors of the Company to fix auditors' remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(5) "**THAT**:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional voting ordinary shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, notes, debentures and other securities which carry rights to subscribe for or are convertible into voting ordinary shares) which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option, warrants or otherwise) by the directors of the Company pursuant to the authority in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares in the Company, or (iii) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"**Rights Issue**" means an offer of shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(6) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the amount of shares of the Company which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

(7) "**THAT** conditional upon the passing of Resolutions (5) and (6) as set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with shares in the Company pursuant to Resolution (5) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the issued voting ordinary share capital of the Company repurchased by the Company pursuant to the mandate to repurchase shares of the Company as referred

to in Resolution (6) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution."

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, June 27, 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of ordinary shares of the Company will be closed from Monday, July 16, 2007 to Friday, July 20, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at the above address not later than 4:00 p.m. on Friday, July 13, 2007.

4. Where there are joint holders of any shares carrying voting rights, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. The Chairman intends to demand poll voting for all the resolutions set out in the notice of the annual general meeting.


lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Lenovo Group Limited (the "**Company**") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, July 20, 2007 at 9:30 a.m. for the following purposes:

(1) To receive and consider the audited accounts for the year ended March 31, 2007 together with the reports of the directors and auditors thereon.

(2) To declare a final dividend for the issued ordinary shares for the year ended March 31, 2007.

(3) To re-elect the retiring directors and authorize the board of directors of the Company to fix directors' fees.

(4) To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors of the Company to fix auditors' remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(5) "**THAT**:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional voting ordinary shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, notes, debentures and other securities which carry rights to subscribe for or are convertible into voting ordinary shares) which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option, warrants or otherwise) by the directors of the Company pursuant to the authority in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares in the Company, or (iii) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"**Rights Issue**" means an offer of shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(6) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the amount of shares of the Company which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

(7) "**THAT** conditional upon the passing of Resolutions (5) and (6) as set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with shares in the Company pursuant to Resolution (5) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the issued voting ordinary share capital of the Company repurchased by the Company pursuant to the mandate to repurchase shares of the Company as referred to in Resolution (6) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution."

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, June 27, 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of ordinary shares of the Company will be closed from Monday, July 16, 2007 to Friday, July 20, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at the above address not later than 4:00 p.m. on Friday, July 13, 2007.

4. Where there are joint holders of any shares carrying voting rights, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. The Chairman intends to demand poll voting for all the resolutions set out in the notice of the annual general meeting.

As of the date of this notice, the executive directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the non-executive directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Vince Feng (alternate director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian); and the independent non-executive directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	08	05	2007
至 To	22	05	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	33,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	3,372,326.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,439,394.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

01/06/2007 09:42:29
Submission No.: 224051157/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$3,373.00

Receipt No.	Method	Amount(HKD)
242240083226	Chq	$3,373.00

Form SC1

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	282,000	0.025	2.245	---	2.22	626,040
Ordinary	72,000	0.025	2.435 .	---	2.41	173,520
Ordinary	720,000	0.025	2.545	---	2.52	1,814,400
Ordinary	266,000	0.025	2.876	---	2.851	758,366

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

Form SC1

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	1,340,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	1,340,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric
~~董事 Director~~／秘書 Secretary *

日期 Date : 22/05/2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

2007 AUG -7 A 3:09

公司編號 **Company Number**: 450816

1 公司名稱 Company Name

聯想集團有限公司
Lenovo Group Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 **Capacity**: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director
代替 Alternate to: N/A

個人秘書／董事的姓名 **Name of Individual Secretary／Director**

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
黃偉明	WONG	Wai Ming

(註 Note 8) 身份證明 **Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
D373313(1)	N/A

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 **Reason for Cessation**: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 **Date of Cessation**

日 DD	月 MM	年 YYYY
23	05	2007

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) 提交人的資料 **Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference: (SKY) / LGL0084 / 05/06/2007

請勿填寫本欄 For Official Use

收件日期 RECEIVED
01 -06- 2007
CR 文件收發小組 Central Mail Unit

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form D2A

450816,

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加✓號 Please tick the relevant box(es)

(註 Note 12) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文姓名 Name in Chinese

英文姓名 Name in English

姓氏 Surname | 名字 Other Names

前用姓名 Previous Names

別名 Alias

(註 Note 13) **住址 Residential Address**

國家 Country

(註 Note 14) **電郵地址 E-mail Address**

(註 Note 15) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country | 號碼 Number

委任日期 Date of Appointment

日 DD | 月 MM | 年 YYYY

(註 Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 **Yes**

☐ 否 **No**

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

Form D2A

450816

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁C填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 19) 中文名稱 **Name in Chinese**:

(註 Note 19) 英文名稱 **Name in English**:

(註 Note 20) 地址 **Address**:

國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 **Yes**
☐ 否 **No**

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes Nil **Continuation Sheet(s) A,** Nil **Continuation Sheet(s) B and** Nil **Continuation Sheet(s) C.**

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 23/05/2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱〈填表須知〉。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

(註 Note 7)

	日 DD	月 MM	年 YYYY
由 From	02	04	2007
至 To	17	04	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	6,100.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	608,060.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,385,444.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

27/04/2007 15:50:50
Submission No.: 229077509/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$609.00

Receipt No.	Method	Amount(HKD)
292290112556	Chq	$609.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	22,000	0.025	2.245	---	2.22	48,840
Ordinary	2,000	0.025	2.435	---	2.41	4,820
Ordinary	220,000	0.025	2.545	---	2.52	554,400

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

Form SC1

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	244,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	244,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 17/04/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	23	04	2007
至 To	30	04	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	20,450.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,019,032.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,405,894.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)

Your Receipt
Companies Registry
H.K.

14/05/2007 14:56:39
Submission No.: 225061281/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$2,020.00

Receipt No.	Method	Amount(HKD)
252250089838	Chq	$2,020.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	242,000	0.025	2.245	---	2.22	537,240
Ordinary	122,000	0.025	2.435	---	2.41	294,020
Ordinary	322,000	0.025	2.545	---	2.52	811,440
Ordinary	132,000	0.025	2.876	---	2.851	376,332

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

Form SC1

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	818,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	818,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 30/04/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	28	05	2007
至 To	05	06	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	565,650.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	57,520,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	248,005,044.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

21/06/2007 16:26:47
Submission No.: 225066978/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$30,000.00

Receipt No.	Method	Amount(HKD)
252250098292	Chq	$30,000.00

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	3,960,000	0.025	2.245	---	2.22	8,791,200
Ordinary	1,844,000	0.025	2.435	---	2.41	4,444,040
Ordinary	11,102,000	0.025	2.545	---	2.52	27,977,040
Ordinary	5,720,000	0.025	2.876	---	2.851	16,307,720

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

Form SC1

450816

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	22,626,000
各類別股份分配的總數 Total Shares Allotted by Class		Ordinary	22,626,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 05/06/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

END

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)